Alphabet

Notice of 2023 Annual Meeting
of Stockholders and Proxy Statement

DEAR STOCKHOLDERS

We are pleased to invite you to participate in our 2023 Annual Meeting of Stockholders (Annual Meeting) to be held on Friday, June 2, 2023, at 9:00 a.m., Pacific Time. We have adopted a virtual format for our Annual Meeting to provide a consistent experience to all stockholders regardless of location.

Alphabet stockholders of Class A or Class B common stock (or their proxy holders) as of the close of business on the record date, April 4, 2023 (Record Date), can participate in and vote at our Annual Meeting by visiting www.virtualshareholdermeeting.com/GOOGL23 and entering the 16-digit control number included in your Notice of Internet Availability of Proxy Materials (Notice), voting instruction form, or proxy card. All others may view the Annual Meeting through our Investor Relations YouTube channel at www.youtube.com/c/AlphabetIR.

Further details regarding participation in the Annual Meeting and the business to be conducted are described in the Notice you received in the mail and in this proxy statement. We have also made available a copy of our 2022 Annual Report to Stockholders (Annual Report) with this proxy statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business.

We have elected to provide access to our proxy materials online under the U.S. Securities and Exchange Commission's "notice and access" rules. We are constantly focused on improving the ways people connect with information, and believe that providing our proxy materials online increases the ability of our stockholders to connect with the information they need, while reducing the environmental impact of our Annual Meeting.

Your vote is important. Whether or not you plan to participate in the Annual Meeting, we hope you will vote as soon as possible. You may vote online, as well as by telephone, or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction form. Please review the instructions on each of your voting options described in this proxy statement and in the Notice you received in the mail. For more information, please see the Questions and Answers section of this proxy statement or visit the 2023 Annual Meeting section of our Investor Relations website at https://abc.xyz/investor/other/annual-meeting/.

Thank you for your ongoing support of, and continued interest in, Alphabet.

Sincerely,

SUNDAR PICHAI
CHIEF EXECUTIVE
OFFICER

JOHN L. HENNESSY
CHAIR OF THE
BOARD OF DIRECTORS

APRIL 21, 2023

Alphabet

LETTER FROM THE CHAIR OF THE BOARD OF DIRECTORS

Dear Fellow Stockholders,

In recent years, there has been no shortage of challenges to occupy the world's attention. A global pandemic, supply chain disruptions, and a war in Europe have shown the power of human resilience and the importance of innovation.

Against this backdrop, Alphabet continues to deliver helpful services for people and partners around the world, while investing in the technologies that are foundational to the future. This remains our focus and responsibility today and in the coming years.

For more than six years, Alphabet has led the way in advancing the field of AI. Our AI-first strategy aims to find technology breakthroughs that will deliver significant societal benefits. That vision has motivated years of research and product work, as well as investments in the best technical talent.

Alphabet has long translated technical leaps into helpful products for billions of people around the world. These innovations — particularly in AI — have already improved many of the company's core products over the past few years, and there's more to come in the months ahead. Importantly, the company is focused on developing this technology responsibly. Alphabet was among the first to develop and adopt AI Principles and to implement an AI governance structure, which is important for the long-term development of this technology. As this work continues, the company is committed to investing responsibly for long-term growth, and to finding areas where it can operate more cost effectively.

Beyond that, over the past year, our Board has redoubled its efforts to engage on many of the issues most important to our company, and environmental, social and governance topics have been front and center in many of those conversations. In my role as Chair of the Alphabet Board, I have worked closely with our legal and investor relations teams to understand and respond to investor perspectives on these matters. Our Board is pleased to see Alphabet increase transparency across some of these areas; as just two examples, our recently completed civil rights audit and our disclosure of water metrics for Google-owned data centers. Our senior management team oversees this work and provides regular updates to our Board, and we actively prioritize our oversight duties and frequently engage with leaders at the company on matters of significant importance.

Our Board believes that a company building products for billions of people around the world benefits from a workforce with a diversity of skills, backgrounds, and cultural experiences. Our Board is no different. Today, sixty-four percent of our Board comprises directors who are female or from an underrepresented community. Our robust director selection process most recently led to the appointment of Marty Chávez in July. Marty brings years of deep experience from the worlds of finance and technology to our Board's Audit and Compliance Committee. He joins Frances Arnold and Robin Washington as Board members who have been appointed in the past five years, and we are fortunate to have him on our Board.

Looking ahead, it's an exciting time for technology, full of opportunity for our company and the broader industry. Alphabet remains among the top R&D investors in the world, and these investments have yielded glimpses of the future, from our work in quantum computing to our many AI-supported breakthroughs.

The importance of technology companies to our society has never been more profound, and our Board is proud of the meaningful contributions by our company in especially challenging times. As one example, in May of 2022, Google was honored with the first ever Ukrainian "Peace Prize" award introduced by President Zelenskyy for its partnership on cybersecurity and humanitarian efforts to help the people of Ukraine.

Since our company's founding, we have been committed to being helpful to people around the world by building products that support a better future and by earning their trust every day. For our Board, overseeing that mission is why we exist — and we're deeply grateful that our stockholders help make that possible.

Very truly yours,

JOHN L. HENNESSY
CHAIR OF THE BOARD OF DIRECTORS

Alphabet

Notice of 2023 Annual Meeting of Stockholders

DATE AND TIME

FRIDAY, JUNE 2, 2023
9:00 a.m., Pacific Time

VIRTUAL MEETING SITE

www.virtualshareholdermeeting.com/GOOGL23

WHO CAN VOTE

Alphabet stockholders of Class A or Class B common stock (or their proxy holders) as of the close of business on April 4, 2023 (Record Date)

ITEMS OF BUSINESS AND BOARD VOTING RECOMMENDATION

1.	Election of Directors: Larry Page, Sergey Brin, Sundar Pichai, John L. Hennessy, Frances H. Arnold, R. Martin "Marty" Chávez, L. John Doerr, Roger W. Ferguson Jr., Ann Mather, K. Ram Shriram, and Robin L. Washington	**FOR** each of the nominees
2.	Ratification of appointment of Ernst & Young LLP as Alphabet's independent registered public accounting firm for the fiscal year ending December 31, 2023	**FOR**
3.	Amendment and restatement of Alphabet's Amended and Restated 2021 Stock Plan to increase the share reserve by 170,000,000 (post-stock split) shares of Class C capital stock	**FOR**
4.	Advisory vote to approve compensation awarded to named executive officers	**FOR**
5.	Advisory vote on the frequency of advisory votes to approve compensation awarded to named executive officers	**3 YEARS**
6.	Stockholder proposals, if properly presented	**AGAINST**

And to consider such other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

By order of the Board of Directors,

SUNDAR PICHAI
Chief Executive Officer

JOHN L. HENNESSY
Chair of the Board of Directors

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to see which voting methods are available to you.

In advance of the Annual Meeting

ONLINE
Vote your shares at www.proxyvote.com. Have your Notice, voting instruction form, or proxy card for the 16-digit control number needed to vote.

BY TELEPHONE
Call toll-free number 1-800-690-6903.

BY MAIL
Sign, date, and return your proxy card in the enclosed envelope.

During the Annual Meeting

ONLINE
See page 111 for details on voting your shares during the Annual Meeting through www.virtualshareholdermeeting.com/GOOGL23.

This Notice of 2023 Annual Meeting of Stockholders, proxy statement, and form of proxy card are being distributed and made available on or about April 21, 2023.

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our environmental, social, and governance goals (ESG), commitments, and strategies and our executive compensation program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in our most recently filed periodic report on Form 10-K. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, which speak as of the respective date of this proxy statement, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

In this proxy statement, the words "Alphabet," the "company," "we," "our," "ours," "us," and similar terms refer to Alphabet Inc. and its consolidated subsidiaries, unless the context indicates otherwise, and the word "Google" refers to Google LLC, a wholly owned subsidiary of Alphabet.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and our 2022 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, are available at https://abc.xyz/investor/other/annual-meeting/.

INCORPORATION BY REFERENCE

To the extent that this proxy statement has been or will be specifically incorporated by reference into any other filing of Alphabet under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (Exchange Act), the sections of this proxy statement titled "Report of the Audit and Compliance Committee of the Board of Directors" (to the extent permitted by the rules of the U.S. Securities and Exchange Commission (SEC)), "Executive Compensation—Leadership Development, Inclusion and Compensation Committee Report" and "Executive Compensation—Alphabet Pay vs. Performance" shall not be deemed to be so incorporated, unless specifically stated otherwise in such filing.

This proxy statement includes references to websites, website addresses, and additional materials, including reports and blogs, found on those websites. The content of any websites and materials named, hyperlinked, or otherwise referenced in this proxy statement are not incorporated by reference into this proxy statement on Schedule 14A or in any other report or document we file with the SEC, and any references to such websites and materials are intended to be inactive textual references only.

2023 PROXY STATEMENT SUMMARY AND HIGHLIGHTS

THIS SECTION HIGHLIGHTS SELECTED INFORMATION AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE VOTING. YOU SHOULD READ THE ENTIRE PROXY STATEMENT CAREFULLY BEFORE VOTING.

2022 BUSINESS HIGHLIGHTS

In 2022 we continued to provide helpful products and services for our users and partners while investing in priority areas like artificial intelligence. We positioned ourselves for sustained leadership in developing and innovating in AI to power our products and better serve our diverse customers across our platforms. In a challenging macroeconomic and operating environment, we renewed our focus on investing with discipline, including prioritization of our product investments across Google and Other Bets, and defining areas where we can operate more cost effectively.

The graphs below match our Class A and Class C's cumulative 5-year total stockholder returns on common stock and capital stock, respectively, with the cumulative total returns of the S&P 500 index, the NASDAQ Composite index, and the RDG Internet Composite index. The graphs track the performance of a $100 investment in our common stock and capital stock, respectively, and in each index (with the reinvestment of all dividends) from December 31, 2017 to December 31, 2022. The returns shown are based on historical results and are not intended to suggest future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
ALPHABET INC. CLASS A COMMON STOCK
Among Alphabet Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Internet Composite Index



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
ALPHABET INC. CLASS C CAPITAL STOCK
Among Alphabet Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Internet Composite Index



$100 invested on December 31, 2017 in stock or index, including reinvestment of dividends.
Copyright© 2023 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

ALPHABET'S BOARD OF DIRECTORS

Our Board believes that having a mix of directors with complementary qualifications, expertise, experience, backgrounds, and attributes is essential to meeting its multifaceted oversight responsibilities, representing the best interests of our stockholders, and providing practical insights and diverse perspectives.

Our Director Nominees


Technology
7

Directors with a significant background in technology, including through experience in technology-related businesses, academic, and research institutions, bring critical understanding of our industry and the technological trends and innovation that shape our products, services, and AI-first strategy


Finance
6

Directors with professional experience in the financial sector, including through management of a financial firm or enterprise, contribute to our Board's understanding of financial markets and to effective oversight of our capital structure, financial reporting, and financial activities, including our R&D investments


Leadership
11

Leadership experience, including through service in public and private company executive roles or leadership of significant academic and other institutions, provides our Board with a deep understanding of organizational dynamics, complex operations, risk management, human capital and talent management, and other areas that are critical to overseeing a large global company and advancing our strategy


Global Business
11

Directors with experience in, and exposure to, operating within complex business environments and diverse markets, engaging with international stakeholders, and navigating global regulatory regimes and frameworks, enhance our Board's oversight of Alphabet's global operations, supply chains, and strategic execution


Nonprofit Board
10

Directors with experience serving on nonprofit boards bring insight into overseeing and leading mission-driven organizations, foundations, and strategies for building successful partnerships with different customers and stakeholders, along with a nuanced perspective on ways in which our products, services and operations can make a positive impact on the communities we serve and operate within



73% Independent



27% Women

67% **Women** in independent committee leadership positions



45% from underrepresented communities

2 Asian
2 Black
1 Hispanic

64% **Directors** self-identify as female or from an underrepresented community

The following table provides summary information about each director nominee as of April 4, 2023.

Name	Age	Director Since	Independent	Membership on Standing Committees				Other Public Boards[1]
				ACC	LDICC	NCGC	EC	
Larry Page *Co-Founder*	50	1998					★	0
Sergey Brin *Co-Founder*	49	1998					✓	0
Sundar Pichai *Chief Executive Officer, Alphabet and Google*	50	2017					✓	0
John L. Hennessy (Chair) *Former President of Stanford University*	70	2004	✓			★		0
Frances H. Arnold *Linus Pauling Professor of Chemical Engineering, Bioengineering and Biochemistry at California Institute of Technology*	66	2019	✓			✓		1
R. Martin "Marty" Chávez *Partner and Vice Chairman of Sixth Street Partners*	59	2022	✓	✓				1
L. John Doerr *General Partner and Chairman of Kleiner Perkins*	71	1999	✓		✓			2
Roger W. Ferguson Jr. *Former President and Chief Executive Officer of TIAA*	71	2016	✓	✓				2
Ann Mather *Former Executive Vice President and Chief Financial Officer of Pixar*	62	2005	✓	★ 🖩				3
K. Ram Shriram *Managing Partner of Sherpalo Ventures*	66	1998	✓		✓			0
Robin L. Washington *Former Executive Vice President and Chief Financial Officer of Gilead Sciences*	60	2019	✓		★			3

ACC	Audit and Compliance Committee
LDICC	Leadership Development, Inclusion and Compensation Committee
NCGC	Nominating and Corporate Governance Committee
EC	Executive Committee
★	Committee Chair
🖩	Audit Committee Financial Expert

(1) *Alphabet's Corporate Governance Guidelines provide that the maximum number of public company boards our directors can serve on is four, including membership on the Alphabet Board. All nominees are in compliance with this policy.*

— CORPORATE GOVERNANCE HIGHLIGHTS

Our corporate governance structure is designed to promote long-term stockholder value creation through the leadership and oversight provided by our thoughtfully and effectively composed Board. Our Board is committed to maintaining alignment with stockholder interests through our strong governance practices and by seeking and incorporating stockholder feedback that informs key areas of focus for our Board and the company each year.

Board Leadership and Composition

- Independent Chair of the Board, separate from CEO role
- 100% independent key committees (ACC, LDICC, NCGC) and committee chairs
- Review of each committee chair at least every three years
- Board membership criteria established by the Board with consideration of potential director nominee's integrity, strength of character, judgment, business experience, specific areas of expertise and knowledge of the industries in which the company operates, ability to devote sufficient time to attendance at and preparation for Board meetings, factors relating to Board composition, and principles of diversity
- Diverse Board in terms of race, ethnicity, gender, age, education, skills, cultural background, professional experiences, and tenure
- Commitment to consider underrepresented people of color and different genders as potential director nominees

Board and Committee Practices

- Annual Board and committee evaluations
- Executive sessions of independent directors for all quarterly Board and committee meetings led by the Chair of the Board and committee chairs, respectively
- Director overboarding policy, which provides that the maximum number of public company boards directors can serve on is four (including Alphabet Board)
- Director orientation and continuing education programs
- Committee meetings open to all directors

Stockholder Alignment

- Annual election for all directors
- Majority voting standard for election of directors
- Removal of directors with or without cause
- Minimum stock ownership guidelines for both executive officers and directors
- Channels for stockholder feedback, including via engagements with management to discuss corporate governance and ESG matters
- Board oversight and evaluation of stockholder proposals submitted for consideration at the annual meeting of stockholders
- Commitment for the Board to represent the balanced, best interests of the stockholders as a whole rather than special interest groups or constituencies

For more detailed information on Alphabet's corporate governance and risk oversight framework, see "Directors, Executive Officers, and Corporate Governance—Corporate Governance and Board Matters" beginning on page 29.

Engagement

We proactively engage with our stockholders and other stakeholders throughout the year on a broad range of topics that are of interest and priority to the company and our stockholders. These include business strategy and performance, and ESG topics such as environmental sustainability, human capital, workforce diversity, executive compensation, and Board leadership and composition.

Our engagement enables us to better understand our stockholders' priorities and perspectives, gives us an opportunity to elaborate on our initiatives, policies, and practices, and fosters open and constructive dialogue. We share the feedback from these conversations with our Board, which considers these perspectives as part of its evaluation and review of our practices, including those on governance, compensation, stockholder proposals, and ESG matters.

— ENVIRONMENTAL & SOCIAL HIGHLIGHTS

At Alphabet, we aim to build technology to help improve the lives of as many people as possible. In pursuing this goal, we develop products and services that we believe have a positive impact on the world and further the long-term interests of our business, stockholders, and stakeholders.

Our Board and its committees provide oversight of environmental and social matters that are important to both our company and stakeholders. At the committee level, oversight of specific environmental and social topics is assigned to the relevant committees, including:

- Our Audit and Compliance Committee has the primary responsibility for oversight of risks associated with, among other matters, data privacy and security, competition, compliance, civil and human rights, and sustainability.
- Our Leadership Development, Inclusion and Compensation Committee oversees human capital management, including diversity and inclusion and fostering a strong corporate culture.

2022 Highlights

The scale and breadth of our products, services, and operations provide us both an opportunity and a responsibility to manage our company in an environmentally and socially responsible way. We are steadfast in our commitment to advancing environmental and social goals, and are focused on evolving our disclosures to align with the expectations of stockholders and other stakeholders.

Below are some key highlights from our 2022 progress:

	Environmental Sustainability	• Submitted formal commitment to the **Science Based Targets initiative (SBTi)** to seek validation of our absolute emissions reduction target • Published annual **water metrics** for our U.S. data center locations and committed to sharing annual water metrics for additional global locations in our 2023 environmental report
	Diversity, Equity and Inclusion	• Conducted and released a voluntary **civil rights audit** of our policies, practices, and products. This audit was conducted by Debo P. Adegbile, Chair of WilmerHale's Anti-Discrimination Practice, and it identifies significant strengths, as well as opportunities to further advance civil rights, equity, and inclusion
	Human Rights	• Established company-wide approach to ongoing **human rights due diligence**. Our approach applies a strategic and cross-product methodology for assessing human rights impacts, addressing the findings, and tracking progress
	Responsible AI	• Published our **2022 AI principles progress update** and a whitepaper outlining **why we focus on AI (and to what end)**

Our Approach

Below we describe certain environmental and social topics that we believe are of interest to many of our stockholders and broader stakeholders, and that are important to driving value over the long-term.

Environmental Sustainability: We care deeply about sustainability, and we strive to build it into everything we do. Oversight of environmental sustainability primarily resides with our Audit and Compliance Committee, which reviews and discusses with management our risk exposures, including those related to environmental sustainability. We know that environmental sustainability begins with our own footprint. But no company, no matter how ambitious, can solve a challenge as big as climate change alone. One of the most powerful things we can do is build technology that allows us, our partners, and individuals around the world to take meaningful action. Highlights of our key achievements and ambitions include:

- We have matched 100% of our annual electricity use with renewable energy since 2017.
- We have set a goal to achieve net-zero emissions across our operations and value chain, and to operate on carbon-free energy by 2030.
- We are working hard to make our data centers some of the most efficient in the world by designing, building, and operating each one to maximize efficient use of energy, water, and materials.

We track and provide transparent information and data on our environmental sustainability initiatives. Please see our Sustainability website and our annual environmental report for more information on our actions and progress.

Diversity, Equity, and Inclusion (DEI): Building a world where progress, equitable outcomes, diversity, and inclusion can be realities is at the heart of what we do — from how we build our products to how we build our workforce. We have deepened our efforts to drive meaningful change and we also know there is more to be done. We have a responsibility to continue scaling our DEI initiatives, to ensure a workforce that is more representative of our users, a workplace that creates a sense of belonging for everyone, and to increase pathways to tech in the communities we call home.

Most recently, we conducted and released a voluntary civil rights audit of our policies, practices, and products. This audit was conducted by Debo P. Adegbile, Chair of WilmerHale's Anti-Discrimination Practice, and it identified significant strengths, as well as opportunities to further advance civil rights, equity, and inclusion.

We report on our commitments, initiatives, and progress through our Diversity Annual Report and also share publicly our Equal Employment Opportunity Report (EEO-1). Please see our Belonging and Human Rights websites for more information.

Content Governance, Data Privacy, and Data Security: Ensuring proper use of our platforms and protecting the data privacy and security of our users is fundamental to maintaining our users' trust and to ensuring our long-term business success. Our Audit and Compliance Committee has specific oversight of data privacy and security matters.

We are committed to promoting transparency across our platforms and provide detailed reporting at the company level and, where applicable, individual business level regarding our policies, programs, and performance including:

- Our Transparency Report, which shares data on how we handle content that violates our policies, as well as how we handle government requests for removal of content.
- Our Ads Safety Report, where we explain how we are using evolving policies and better technology to find and remove policy-violating ads.
- Our YouTube enforcement report, which we release on a quarterly basis, includes information on channel removals, removal of comments, the policy reasons for removals, and data on appeals.
- We also regularly share blog posts with information on a broad range of issues, including how we combat misinformation and disinformation on our platforms and partner with external organizations to drive industry-wide efforts.

Please see our Google Transparency Report website for more information.

Public Policy and Lobbying: Our engagement with policymakers and regulators is guided by a commitment to ensuring our participation is always open, transparent, and clear to our users, stockholders, and the public. Our Nominating and Corporate Governance Committee and senior management review our corporate political policies and activities to ensure appropriate policies and practices are in place and serving the interest of stockholders.

Our lobbying, trade association, and political engagement policies and disclosures are the result of careful ongoing consideration and analysis by our management. Our U.S. Public Policy Transparency website provides robust and regularly updated disclosures on our public policy and lobbying activities, trade association participation, and other key elements of our approach to policy engagement.

Human Rights: At Alphabet, we are guided by internationally recognized human rights standards. We have a longstanding commitment to respecting the rights enshrined in the Universal Declaration of Human Rights and its implementing treaties, as well as to upholding the standards established in the United Nations Guiding Principles on Business and Human Rights and in the Global Network Initiative Principles.

Under the umbrella of our Human Rights Program, our senior management, including our Global Head of Human Rights, oversees the implementation of our civil rights and human rights work and provides relevant updates to our Audit and Compliance Committee. Through our Human Rights Program, we have developed a deeper understanding of both the opportunities and potential risks associated with technology by advising product teams on potential civil and human rights impacts, conducting human rights due diligence, and engaging external experts and stakeholders on these issues.

Our Human Rights website provides details on our commitments and outlines our approach to human rights.

Responsible AI: As an information and computer science company, we aim to and have been at the forefront of advancing the frontier of AI through our path-breaking and field-defining research to develop more capable and useful AI. From this research and development, we are bringing breakthrough innovations into the real world to assist people and benefit society everywhere through our infrastructure, tools, products and services, as well as through enabling and working with others to benefit society.

We understand that AI, as a still-emerging technology, poses various and evolving complexities and risks. Our development and use of AI must address these risks. That is why we consider it an imperative to pursue AI responsibly. In 2018, we were one of the first companies to commit to AI Principles that put beneficial use, users, safety, and avoidance of harms above business considerations, and we have pioneered many best practices. We are committed to leading and setting the standard in developing and shipping useful and beneficial applications, applying ethical principles grounded in human values, and evolving our approaches as we learn from research, experience, users, and the wider community.

We provide more information on our AI approach, responsibilities, and principles on our Google AI website

Reporting and Transparency

In addition to the extensive reporting and transparency we provide on the topics discussed above, we are focused on evolving our ESG disclosures to align with best practices and stockholder and stakeholder expectations. We maintain an ESG Index which maps our public disclosures to the Sustainable Accounting Standards Board (SASB) and to the Task Force on Climate-Related Financial Disclosures (TCFD) frameworks. We are on a continuous journey to advance our ESG initiatives and reporting, and will continue to evaluate and enhance our ESG disclosures as we make progress.

EXECUTIVE COMPENSATION HIGHLIGHTS

We design our executive officer compensation programs to attract and retain the world's best talent, support Alphabet's culture of innovation and performance, and align employee and stockholder interests.

Sound Program Design

- Competitive total pay opportunity to attract, retain, and motivate leaders
- Primarily equity-based compensation with payout aligned to long-term company performance
- Multi-year vesting of stock awards
- Discourage unnecessary and excessive risk taking
- ESG bonus for members of Alphabet's senior executive team

Pay for Performance

- Performance stock awards with payout based on long-term company performance
- Performance stock awards include total shareholder return modifier to reward significant positive outperformance of Alphabet relative to the companies comprising the S&P 100 for the applicable performance period

Best Practices in Executive Compensation

- No change in control benefits
- Prohibition of pledging and hedging ownership of Alphabet stock by executive officers, directors, and employees
- No executive-only benefit plans or retirement programs
- No excessive perquisites beyond those considered a business necessity

For more detailed information on Alphabet's executive compensation philosophy and practices, see "Compensation Discussion and Analysis" beginning on page 46.

— ANNUAL MEETING OF STOCKHOLDERS



Time and Date:
9:00 a.m., Pacific Time, on
Friday, June 2, 2023



Virtual Meeting Access:
Alphabet stockholders (or their proxy holders)
can participate in and vote at our Annual
Meeting by visiting
www.virtualshareholdermeeting.com/
GOOGL23
and entering the 16-digit control number
included in the Notice, voting instruction
form, or proxy card.
All others may view the Annual Meeting
through our Investor Relations YouTube
channel at www.youtube.com/c/AlphabetIR.



Record Date:
April 4, 2023

Voting: Holders of Class A or Class B common stock as of the Record Date are entitled to vote. Each share of Class A common stock is entitled to one (1) vote with respect to each director nominee and one (1) vote with respect to each of the proposals to be voted on. Each share of Class B common stock is entitled to ten (10) votes with respect to each director nominee and ten (10) votes with respect to each of the proposals to be voted on. The holders of the shares of Class A common stock and Class B common stock are voting as a single class on all matters. Holders of Class C capital stock have no voting power as to any items of business that will be voted on at the Annual Meeting.

Participating in the Annual Meeting: We have adopted a virtual format for our Annual Meeting to make participation accessible for stockholders from any geographic location with internet connectivity. We have worked to offer the same participation opportunities as were provided at our past meetings held in-person while further enhancing the online experience available to all stockholders regardless of their location.

You are entitled to participate in the Annual Meeting if you were a holder of Class A or Class B common stock as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/GOOGL23, you must enter the 16-digit control number found in the box marked by the arrow for postal mail recipients of the Notice, voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the Annual Meeting on June 2, 2023. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 1-303-562-9302 (international). We will have technicians available to assist you.

We will also make the Annual Meeting viewable to anyone interested through our Investor Relations YouTube channel at www.youtube.com/c/AlphabetIR.

Vote in Advance of the Meeting



Vote your shares at www.proxyvote.com.
Have your Notice, voting instruction form, or proxy card for the 16-digit control number needed to vote.



Call toll-free number 1-800-690-6903.



Sign, date, and return the enclosed proxy card or voting instruction form.

Vote Online During the Meeting



See page 111
for details on voting your shares during the Annual Meeting through www.virtualshareholdermeeting.com/GOOGL23.

— VOTING MATTERS AND VOTE RECOMMENDATIONS

Proposal	Alphabet Board Voting Recommendation	Rationale
MANAGEMENT PROPOSALS:		
(1) Election of eleven directors (page 64)	**FOR** each nominee	• Slate of highly qualified director nominees with broad and diverse backgrounds, experiences, and skill sets aligned to Alphabet's unique and evolving business
(2) Ratification of the appointment of Ernst & Young LLP as Alphabet's independent registered public accounting firm for the fiscal year ending December 31, 2023 (page 65)	**FOR**	• Ernst & Young LLP is an independent accounting firm with the breadth of expertise and knowledge necessary to effectively audit Alphabet's financial statements • All audit and non-audit services provided by Ernst & Young LLP are pre-approved by our Audit and Compliance Committee
(3) Approval of the amendment and restatement of Alphabet's Amended and Restated 2021 Stock Plan to increase the share reserve by 170,000,000 (post stock split) shares of Class C capital stock (page 66)	**FOR**	• Equity awards granted under Alphabet's Amended and Restated 2021 Stock Plan are vital to our ability to attract and retain outstanding and highly skilled employees
(4) Advisory vote to approve compensation awarded to named executive officers (page 71)	**FOR**	• Our compensation program reflects our philosophy to pay all our employees, including our named executive officers, in ways to (1) attract and retain the world's best talent; (2) support our culture of innovation and performance; and (3) align employee and stockholder interests • The proportion of overall pay tied to performance is higher for employees at more senior levels in the organization, including our named executive officers, reflecting their opportunity to have more impact on company performance
(5) Advisory vote on the frequency of advisory votes to approve compensation awarded to named executive officers (page 72)	**3 YEARS**	• A triennial voting frequency is aligned with our long-term compensation philosophy, and provides our stockholders with an appropriate time horizon over which to evaluate the efficacy of our compensation program and policies in achieving long-term business results
STOCKHOLDER PROPOSALS:		
(6) Stockholder proposal regarding a lobbying report (page 76)	**AGAINST**	• We already publish extensive lobbying disclosures, which address much of the information requested in the proposal • Our lobbying transparency efforts have been recognized as best in class • We have robust oversight mechanisms in place including oversight by our Board and senior management team
(7) Stockholder proposal regarding a congruency report (page 78)	**AGAINST**	• We seek to advance the best interests of the company and our stockholders in partnering with various organizations • Our collaboration with organizations does not reflect an endorsement of their entire agendas
(8) Stockholder proposal regarding a climate lobbying report (page 80)	**AGAINST**	• We already publish extensive lobbying disclosures including on climate-related topics • We assess alignment of our trade association participation with the goals of the Paris Agreement • We engage with our trade associations to encourage alignment between our core public policy objectives and their policy advocacy activities, including on climate change

Proposal	Alphabet Board Voting Recommendation	Rationale
(9) Stockholder proposal regarding a report on reproductive rights and data privacy (page 83)	**AGAINST**	• We have policies and procedures for evaluating and responding to requests for user information, and routinely push back on overbroad or otherwise inappropriate demands • We provide robust privacy controls and practice data minimization for users, and are committed to improving our privacy protections when appropriate, especially around health-related topics
(10) Stockholder proposal regarding a human rights assessment of data center siting (page 86)	**AGAINST**	• Our existing disclosures already provide transparent information on how we oversee, evaluate and manage human rights-related risks, including those related to data center siting • Our human rights governance and management structure provides effective oversight of key human rights risks and mitigation strategies
(11) Stockholder proposal regarding a human rights assessment of targeted ad policies and practices (page 89)	**AGAINST**	• Our existing policies are designed to safeguard user privacy and work in tandem with our human rights governance and management structure • Through our Privacy Sandbox commitments, we collaborate with regulators and others across the digital advertising ecosystem to improve privacy and test new methodologies • We have already updated our Privacy Sandbox initiative to address concerns similar to those raised in this proposal
(12) Stockholder proposal regarding algorithm disclosures (page 92)	**AGAINST**	• We already disclose significant information about our advertising and search policies and procedures and our transparency efforts are informed by multiple frameworks • Disclosure of additional details on proprietary algorithmic systems could be used to compromise our operations and the quality of our services
(13) Stockholder proposal regarding a report on alignment of YouTube policies with legislation (page 95)	**AGAINST**	• We already provide significant information about YouTube's policies and procedures to further our commitment to online safety and have intensified our regulatory readiness initiatives under appropriate senior management and Board oversight • We have published a number of substantive disclosures to meet rigorous reporting requirements, and we are transparent about our compliance efforts

Proposal	Alphabet Board Voting Recommendation	Rationale
(14) Stockholder proposal regarding a content governance report (page 98)	**AGAINST**	• We have appropriate safeguards in place to ensure our policies are designed and enforced in ways that are free from improper bias • We devote substantial effort to preventing misuse of our platforms and ensuring content is appropriately provided and supported by effective oversight and transparency on enforcement actions
(15) Stockholder proposal regarding a performance review of the Audit and Compliance Committee (page 101)	**AGAINST**	• Our Board believes that our Audit and Compliance Committee has the requisite experience, skill set, and protocols to conduct the robust risk oversight sought by the proponent, and that a third-party assessment would not result in better direction or performance
(16) Stockholder proposal regarding bylaws amendment (page 103)	**AGAINST**	• We amended our Bylaws in October 2022 following SEC rule changes and careful deliberations by our Board, and the amended Bylaws largely include the advance notice provisions requested by the proponent
(17) Stockholder proposal regarding "executives to retain significant stock" (page 105)	**AGAINST**	• Our existing stock ownership guidelines and policies effectively align senior management and stockholder interests, and our executive compensation programs reinforce this alignment
(18) Stockholder proposal regarding equal shareholder voting (page 107)	**AGAINST**	• Our strong governance practices and current capital structure have provided significant long-term stability to the company and have proven beneficial to stockholders through the delivery of exceptional returns over the life of the company

Table of Contents

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

— DIRECTORS AND EXECUTIVE OFFICERS

Our Board of Directors (our Board) is composed of highly experienced and diverse directors who have led, advised, and established leading global organizations and institutions. Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the company and that enable them to provide oversight of management to ensure accountability to our stockholders. Our Board has endeavored to strike the right balance between long-term understanding of our business and fresh external perspectives, adding five new directors in the past seven years, as well as ensuring the diversity of backgrounds and perspectives within the boardroom.

Our directors have extensive backgrounds as entrepreneurs, technologists, operational and financial experts, academics, scientists, investors, advisors, nonprofit board members, and government leaders — all of which provide skills and expertise directly relevant to our strategic and oversight priorities. Many of the current directors have senior leadership experience at major domestic and international companies. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, leadership development, and international business experience. Most of our directors also have experience serving on boards of directors and board committees of other public companies, and have an understanding of corporate governance practices and trends, different business processes, challenges, and strategies. Other directors have experience as presidents or trustees of significant academic, research, and philanthropic institutions, which brings unique perspectives in relevant disciplines and institutional leadership to our Board. Further, our directors also have other experience that makes them valuable members, such as entrepreneurial experience and experience developing technology or managing technology companies, which provides insight into strategic and operational issues we face.

The demographic information presented below for our directors is based on voluntary self-identification by each director. Additional biographical information of our directors and executive officers as of April 4, 2023 is set forth starting on page 23.

	Page	Brin	Pichai	Hennessy	Arnold	Chávez	Doerr	Ferguson	Mather	Shriram	Washington
Gender Identity											
Male	●	●	●	●		●	●	●		●	
Female					●				●		●
Race/Ethnicity											
African American or Black								●			●
Asian			●							●	
Hispanic						●					
White	●	●		●	●		●		●		
LGBTQ+						●					

Directors

LARRY PAGE
Co-Founder

Director since 1998 | Executive Committee (Chair)

Selected Membership:
- The Carl Victor Page Memorial Foundation

Larry Page, 50, one of Google's Co-Founders, previously served as Google's Chief Executive Officer from April 2011 to October 2015, and as Alphabet's Chief Executive Officer from October 2015 to December 2019. From July 2001 to April 2011, Larry served as Google's President, Products. In addition, from September 1998 to July 2001, Larry served as Google's Chief Executive Officer, and from September 1998 to July 2002, as Google's Chief Financial Officer. Larry holds a Bachelor of Science degree in engineering, with a concentration in computer engineering, from the University of Michigan and a Master of Science degree in computer science from Stanford University.

Select Leadership Skills and Additional Experiences:
- Business leadership, operational experience, and experience developing technology as Co-Founder of Google and former Chief Executive Officer of Alphabet.
- In-depth knowledge of the technology sector and experience in developing transformative business models.

SERGEY BRIN
Co-Founder

Director since 1998 | Executive Committee

Selected Membership:
- The Sergey Brin Family Foundation

Sergey Brin, 49, one of Google's Co-Founders, previously served as Google's President from May 2011 to October 2015, and as Alphabet's President from October 2015 to December 2019. From July 2001 to April 2011, Sergey served as Google's President, Technology and Co-Founder. In addition, from September 1998 to July 2001, Sergey served as Google's President and Chairman of Google's Board of Directors. Sergey holds a Bachelor of Science degree with high honors in mathematics and computer science from the University of Maryland at College Park and a Master of Science degree in computer science from Stanford University.

Select Leadership Skills and Additional Experiences:
- Business leadership, operational experience, and experience developing technology as Co-Founder of Google and former President of Alphabet.
- In-depth knowledge of the technology sector and experience in developing transformative business models.

SUNDAR PICHAI
Chief Executive Officer, Alphabet and Google

Director since 2017 | Executive Committee

Selected Membership:
- The Pichai Family Foundation

Sundar Pichai, 50, has been the Chief Executive Officer of Alphabet since December 2019 and of Google since October 2015. Since joining Google in 2004, Sundar has led product and engineering for Google's products and platforms, including Search, Chrome, Maps, Android, Gmail, and Google Apps (now Google Workspace). Sundar served as Google's Senior Vice President of Products from October 2014 to October 2015, and as Google's Senior Vice President of Android, Chrome and Apps from March 2013 to October 2014. As CEO, he has shifted the company's strategy to focus on AI, which is now powering advances in the company's founding product, Search, as well as other helpful products for people around the world. Sundar holds a Bachelor of Technology degree from the Indian Institute of Technology Kharagpur, a Master of Science degree from Stanford University, and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

Select Leadership Skills and Additional Experiences:
- Business leadership, operational experience, and experience developing technology as Chief Executive Officer of Alphabet and Google.
- In-depth knowledge of the technology sector, and experience in developing Alphabet and Google's products and services and leading the company's strategic vision, management, and operations.

JOHN L. HENNESSY
Chair of the Board

Independent Director since 2004 | Nominating and Corporate Governance Committee (Chair)

Selected Memberships and Private Directorships:

- Board of Trustees, Gordon and Betty Moore Foundation
- Board of Directors, Chan Zuckerberg Biohub
- Trustee, Queen Elizabeth Prize for Engineering Foundation

Former Public Company Directorship in the Past Five Years:

- Cisco Systems, Inc

John L. Hennessy, 70, has served as Chair of our Board since January 2018. John previously served as our Lead Independent Director from April 2007 to January 2018. John is the James F. and Mary Lynn Gibbons Professor of Computer Science and Electrical Engineering in the Stanford School of Engineering, and the Shriram Family Director of Stanford's Knight-Hennessy Scholars, a graduate-level scholarship program. John served as the President of Stanford University from September 2000 to August 2016. From 1994 to August 2000, John held various positions at Stanford, including Dean of the Stanford University School of Engineering and Chair of the Stanford University Department of Computer Science. John holds a Bachelor of Science degree in electrical engineering from Villanova University and a Master of Science degree and a Doctoral degree in computer science from the State University of New York, Stony Brook.

Select Leadership Skills and Additional Experiences:

- Leadership and management experience as a former president of a world-renowned university.
- Experience developing technology businesses as founder of MIPS Technologies, Inc. and chief architect of Silicon Graphics Computer Systems, Inc.
- Global business perspective from his service on other boards.

FRANCES H. ARNOLD

Independent Director since 2019 | Nominating and Corporate Governance Committee

Other Public Company Directorship:

- Illumina, Inc.

Selected Memberships:

- Co-Chair, President's Council of Advisors on Science and Technology
- Member, U.S. National Academies of Science, Medicine, and Engineering
- Member, The American Academy of Arts and Sciences

Frances H. Arnold, 66, manages a research group, is the Linus Pauling Professor of Chemical Engineering, Bioengineering and Biochemistry, and is the Director of the Donna and Benjamin M. Rosen Bioengineering Center, all at the California Institute of Technology. She joined the California Institute of Technology in 1986 and has served as a Visiting Associate, Assistant Professor, Professor, and Director. Frances's laboratory focuses on protein engineering by directed evolution, with applications in alternative energy, chemicals, and medicine. Frances is the recipient of numerous honors, including the Nobel Prize in Chemistry, the Millennium Technology Prize, induction into the National Inventors Hall of Fame, Fellow of the National Academy of Inventors, the ENI Prize in Renewable and Nonconventional Energy, the U.S. National Medal of Technology and Innovation, and the Charles Stark Draper Prize of the U.S. National Academy of Engineering. Frances holds a Bachelor of Science degree in mechanical and aerospace engineering from Princeton University and a Doctoral degree in chemical engineering from the University of California, Berkeley.

Select Leadership Skills and Additional Experiences:

- Leadership and management experience managing a research group at the California Institute of Technology and co-chair of the President's Council of Advisors on Science and Technology.
- Recipient of the 2018 Nobel Prize for Chemistry for her work on directed evolution of enzymes.
- Global business perspective from her service on other boards.

R. MARTIN "MARTY" CHÁVEZ

Independent Director since 2022 | Audit and Compliance Committee

Other Public Company Directorship:

- Recursion Pharmaceuticals, Inc.

Selected Memberships:

- Board of Fellows, Stanford Medicine Board
- Board of Directors, The Broad Institute of MIT

Former Public Company Directorship in the Past Five Years:

- Banco Santander, S.A.

R. Martin "Marty" Chávez, 59, has been a Partner and Vice Chairman of Sixth Street, a global asset manager, since May 2021. From January 2005 to December 2019, he served in a number of executive positions at Goldman Sachs, including Chief Information Officer, Chief Financial Officer, and global co-head of the firm's Securities Division, and was a partner and a member of Goldman Sachs' management committee. Previously, Marty was a Chief Executive Officer and co-founder of Kiodex, which was acquired by Sungard in 2004, and Chief Technology Officer and co-founder of Quorum Software Systems. Marty holds a Bachelor of Arts degree in biochemical sciences and a Master of Science degree in computer science from Harvard University, and a Doctoral degree in medical information sciences from Stanford University.

Select Leadership Skills and Additional Experiences:

- Extensive financial and management expertise and global business leadership as Partner and Vice Chairman of Sixth Street and former Chief Financial Officer of Goldman Sachs.
- In-depth knowledge of the technology sector.
- Global business perspective from his service on other boards.

L. JOHN DOERR

Independent Director since 1999 | Leadership Development, Inclusion and Compensation Committee

Other Public Company Directorships:

- Amyris, Inc.
- DoorDash, Inc.

Selected Memberships:

- Board of Trustees, The Aspen Institute
- Board of Directors, Climate Imperative

Former Public Company Directorships in the Past Five Years:

- Bloom Energy Corporation
- Coursera, Inc.
- Quantumscape Corporation
- Zynga, Inc.

L. John Doerr, 71, has been a General Partner of Kleiner Perkins, a venture capital firm, since August 1980. John holds a Bachelor of Science degree in electrical engineering and a Master of Science degree in electrical engineering from Rice University, and a Master of Business Administration degree from Harvard Business School.

Select Leadership Skills and Additional Experiences:

- Global business leadership and extensive financial and investment expertise as a venture capitalist.
- In-depth knowledge of the technology sector and visionary in the industry.
- Global business perspective from his service on other boards.

ROGER W. FERGUSON JR.

Independent Director since 2016 | Audit and Compliance Committee

Other Public Company Directorships:

- Corning
- International Flavors & Fragrances, Inc.

Selected Memberships:

- Board of Regents, The Smithsonian Institution
- Member and Co-Chair of the Commission on the Future of Undergraduate Education, American Academy of Arts and Sciences
- Board of Trustees: The Conference Board; The Group of Thirty; The National September 11th Museum and Memorial

Former Public Company Directorships in the Past Five Years:

- Blend Labs, Inc.
- General Mills, Inc.

Roger W. Ferguson Jr., 71, has been the Chief Investment Officer of Red Cell Partners LLC, a venture capital firm, since August 2022. He is also the Steven A. Tananbaum distinguished fellow at the Council on Foreign Relations. Roger has served as the President and Chief Executive Officer of TIAA, a major financial services company, from April 2008 to May 2021. He joined TIAA after his tenure at Swiss Re, a global reinsurance company, where he served as Chairman of the firm's America Holding Corporation, Head of Financial Services, and a member of the Executive Committee from 2006 to 2008. Prior to that, Roger joined the Board of Governors of the U.S. Federal Reserve System in 1997 and served as its Vice Chairman from 1999 to 2006. From 1984 to 1997, he was an associate and partner at McKinsey & Company. Roger holds a Bachelor of Arts degree in economics, a Doctoral degree in economics, and a Juris Doctor degree, all from Harvard University.

Select Leadership Skills and Additional Experiences:

- Global business leadership and extensive financial, capital markets, and management expertise as former President and Chief Executive Officer of TIAA.
- Extensive experience in management consulting and various policy-making roles.
- Global business perspective from his service on other boards.

ANN MATHER

Independent Director since 2005 | Audit and Compliance Committee (Chair)

Other Public Company Directorships:
- Blend Labs, Inc.
- Bumble Inc.
- Netflix, Inc.

Selected Memberships:
- Board of Trustees, Dodge & Cox Funds

Former Public Company Directorships in the Past Five Years:
- Airbnb, Inc.
- Arista Networks, Inc.
- Glu Mobile, Inc.
- Planet Labs Inc.
- Shutterfly, Inc.

Ann Mather, 62, was Executive Vice President and Chief Financial Officer of Pixar, a computer animation film studio, from 1999 to 2004. Prior to her service at Pixar, Ann was Executive Vice President and Chief Financial Officer of Village Roadshow Pictures, the film production division of Village Roadshow Limited. Ann holds a Master of Arts degree from Cambridge University in England, is an honorary fellow of Sidney Sussex College, Cambridge, and is a chartered accountant.

Select Leadership Skills and Additional Experiences:
- Deemed an "audit committee financial expert" with over 20 years of experience in finance and operations of technology companies, particularly publicly traded companies with knowledge of complex global financial and business matters.
- Global business leadership and extensive financial experience as a former chief financial officer and senior finance executive of major corporations.
- Global business perspective from her service on other boards.

K. RAM SHRIRAM

Independent Director since 1998 | Leadership Development, Inclusion and Compensation Committee

Selected Memberships:
- Member, Council on Foreign Relations
- Board of Trustees, Stanford Health Care
- Charter Member, Indiaspora

K. Ram Shriram, 66, has been a managing partner of Sherpalo Ventures, LLC, an angel venture investment company, since January 2000. From August 1998 to September 1999, Ram served as Vice President of Business Development at Amazon.com, Inc., an internet retail company. Prior to that, Ram served as President at Junglee Corporation, a provider of database technology, which was acquired by Amazon.com in 1998. Ram was an early member of the executive team at Netscape Communications Corporation. Ram holds a Bachelor of Science degree in mathematics from the University of Madras, India.

Select Leadership Skills and Additional Experiences:
- Global business leadership as former Vice President of Business Development at Amazon.com, Inc., President of Junglee Corporation, and a member of the executive team of Netscape Communications Corporation.
- Extensive financial and investment expertise as a venture capitalist.
- Outside board experience as a director of several private companies.

ROBIN L. WASHINGTON

Independent Director since 2019 | Leadership Development, Inclusion and Compensation Committee (Chair)

Other Public Company Directorships:
- Honeywell International, Inc.
- Salesforce, Inc.
- Vertiv Holdings Co.

Selected Memberships and Private Directorships:
- President's Council & Ross Business School Advisory Board, University of Michigan
- Board of Trustees, UCSF Benioff Children's Hospital Oakland
- Board of Directors, Mastercard Foundation

Robin L. Washington, 60, served as the Executive Vice President and Chief Financial Officer of Gilead Sciences, Inc., a biopharmaceutical company, from May 2008 to November 2019 where she oversaw Global Finance, Facilities and Operations, Investor Relations, and the Information Technology organizations. Robin remained with Gilead in an advisory capacity from November 2019 until March 2020. From January 2006 to June 2007, Robin served as Chief Financial Officer of Hyperion Solutions Corporation, an enterprise software company. Prior to Hyperion, Robin served in a number of executive positions with PeopleSoft, Inc., a provider of enterprise application software, including as Senior Vice President and Corporate Controller along with several other senior financial roles from 1996 to 2005. Prior to PeopleSoft, Robin was Director of Finance for Tandem Computers, an Accounting Analyst for the Federal Reserve Bank of Chicago, and a Senior Auditor for Deloitte. Robin holds a Bachelor of Business Administration degree from the University of Michigan and a Master of Business Administration degree from Pepperdine University.

Select Leadership Skills and Additional Experiences:
- Extensive financial and management expertise and global business leadership as former Executive Vice President and Chief Financial Officer of Gilead Sciences, Inc., Hyperion Solutions Corporation, and former executive of PeopleSoft, Inc.
- In-depth knowledge of the technology sector.
- Global business perspective from her service on other boards.

Executive Officers

This section describes the business experience of our executive officers, other than Sundar, whose biography can be found on page 23. Our executive officers are appointed by and serve at the discretion of our Board. There are no family relationships among any of our directors or executive officers.

RUTH M. PORAT

Senior Vice President, Chief Financial Officer, Alphabet and Google

Public Company Directorship:

- Blackstone Inc.

Selected Memberships and Private Directorships:

- Board of Directors, Council on Foreign Relations
- Board of Trustees, Memorial Sloan Kettering Cancer Center
- Board of Directors, Stanford Management Company

Ruth M. Porat, 65, has served as Senior Vice President, Chief Financial Officer of Google since May 2015 and has held the same title at Alphabet since it was created in October 2015. Prior to joining Google, Ruth was Executive Vice President and Chief Financial Officer of Morgan Stanley from January 2010 to April 2015. From September 2003 to December 2009, she served in a number of executive positions at Morgan Stanley, including Vice Chairman of Investment Banking, Global Co-Head of Technology Investment Banking, and Global Head of the Financial Institutions Group. Ruth holds a Bachelor of Arts degree from Stanford University, a Master of Science degree from The London School of Economics, and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

Select Leadership Skills and Additional Experiences:

- Extensive financial and management expertise in the finance, investment, and technology industries.
- Outside board experience and global business perspective from her service on other boards.

PRABHAKAR RAGHAVAN

Senior Vice President, Knowledge and Information, Google

Selected Memberships:

- Member, National Academy of Engineering
- Fellow, Association for Computing Machinery
- Fellow, Institute of Electrical and Electronic Engineers (IEEE)

Prabhakar Raghavan, 62, has served as Senior Vice President of Google since November 2018. He is responsible for Google Search, Assistant, Geo, Ads, Commerce, and Payments products. Previously, he served as Senior Vice President, Ads, from October 2018 to June 2020, and as Vice President, Apps, from May 2014 to October 2018. Prior to joining Google in March 2012, Prabhakar founded and led Yahoo! Labs, served as the chief technology officer at Verity, held various positions over the course of fourteen years at IBM Research, and was a Consulting Professor of Computer Science at Stanford University. Prabhakar holds a Bachelor of Technology degree from the Indian Institute of Technology Madras and a Doctoral degree in electrical engineering and computer science from the University of California, Berkeley.

Select Leadership Skills and Additional Experiences:

- Extensive management experience having served in various leadership roles in several technology companies.
- In-depth knowledge of the technology sector.

PHILIPP SCHINDLER

Senior Vice President, Chief Business Officer, Google

Selected Membership:

- Scholar, the Studienstiftung des deutschen Volkes, the German Academic Scholarship Foundation

Philipp Schindler, 52, has served as Senior Vice President, Chief Business Officer of Google since August 2015, overseeing Google's and YouTube's sales activities, Google's technical and consumer support, partnership and business development teams, and country operations. Philipp previously served at Google as Vice President of Global Sales and Operations from January 2012 to July 2015; as President for Northern and Central Europe from June 2009 to January 2012; and as Managing Director, Germany, Switzerland, Austria and Nordics from September 2005 to June 2009. Philipp holds a Diplom Kaufmann degree with distinction in business administration and management from the European Business School in Oestrich-Winkel, Germany.

Select Leadership Skills and Additional Experiences:

- Extensive leadership experience having served as senior vice president at AOL Germany, and head of marketing at CompuServe in Germany, a subsidiary of AOL Inc.
- In-depth knowledge of the technology sector.

KENT WALKER

President, Global Affairs, Chief Legal Officer and Secretary, Alphabet and Google

Selected Membership:

- Executive Council, TechNet.org

Kent Walker, 62, has served as President, Global Affairs, and Chief Legal Officer of Alphabet and Google since November 2021, and Secretary of Alphabet since January 2020. Kent previously served as Senior Vice President, Global Affairs and Chief Legal Officer of Google from June 2018 to November 2021. He oversees teams responsible for content policy, government affairs, legal and compliance matters, and philanthropy. Since joining Google in 2006, he has led Google's advocacy on competition, content, copyright, and privacy. He previously held executive positions at Netscape, AOL, and eBay. Kent holds a Bachelor of Arts degree in social studies from Harvard University and a Juris Doctor degree from Stanford Law School.

Select Leadership Skills and Additional Experiences:

- Extensive leadership experience, including serving as the first chair of the Global Internet Forum to Counter Terrorism and executive positions at various technology companies. Currently chairs Google's Advanced Technology Review Council.
- Previously served as an Assistant U.S. Attorney in San Francisco and Washington D.C.
- In-depth knowledge of the technology sector.

— CORPORATE GOVERNANCE AND BOARD MATTERS

We have adopted a code of business conduct and ethics for directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer), and employees, known as the Alphabet Code of Conduct. We have also adopted Corporate Governance Guidelines, which, in conjunction with our certificate of incorporation, bylaws, and charters of the standing committees of our Board, form the framework for our corporate governance. The Alphabet Code of Conduct and Corporate Governance Guidelines are available on our Investor Relations website at https://abc.xyz/investor/. We will post amendments to the Alphabet Code of Conduct or any waivers of the Alphabet Code of Conduct for directors and executive officers on the same website.

Stockholders may request printed copies of the Alphabet Code of Conduct, the Corporate Governance Guidelines, and committee charters at no charge by sending inquiries to:



Investor Relations
Alphabet Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043



Email: investor-relations@abc.xyz

Board Meetings

During 2022, our Board held five meetings and acted by unanimous written/electronic consent twice. Each director attended at least 75% of all Board and applicable committee meetings. We encourage our directors to attend our annual meetings of stockholders. Five directors attended Alphabet's 2022 Annual Meeting of Stockholders.

Board Leadership Structure

In January 2018, John L. Hennessy, the then Lead Independent Director, was appointed to serve as Alphabet's Chair of the Board. In December 2019, Sundar became the Chief Executive Officer of Alphabet.

Our Board regularly reviews its leadership structure to ensure continued effectiveness and believes that the current structure, which separates the Chair and Chief Executive Officer roles, is appropriate at this time in light of the evolution of Alphabet's business and operating environment. In particular, our Board believes that this structure clarifies the individual roles and responsibilities of Chief Executive Officer and Chair, streamlines decision-making, and enhances accountability. John, a long-standing member of our Board, has in-depth knowledge of the issues, challenges, and opportunities facing us. As such, our Board believes that he is best positioned to develop agendas that ensure that our Board's time and attention are focused on the most critical matters. His role enables decisive leadership, ensures clear accountability, and enhances the ability to communicate our messages and strategy.

Each of the director nominees standing for election, other than Larry, Sergey, and Sundar, is independent (see "Director Independence" on page 34 of this proxy statement), and our Board believes that the independent directors provide effective oversight of management.

Board Committees

Our Board is currently composed of eleven directors. Our Board has the following four standing committees:

1. an Audit and Compliance Committee (the Audit Committee),

2. a Leadership Development, Inclusion and Compensation Committee (the Compensation Committee),

3. a Nominating and Corporate Governance Committee (the Governance Committee), and

4. an Executive Committee.

From time to time, our Board may also establish ad hoc committees to address particular matters. Each of the standing committees operates under a written charter adopted by our Board. All of the current standing committee charters are available on our Investor Relations website at https://abc.xyz/investor/other/board/. Printed copies of the charters are available at no charge to any stockholder who requests them by following the instructions above.

The membership and meetings during 2022 and the primary functions of each of the standing committees are described below.

Board of Directors	Audit Committee	Compensation Committee	Governance Committee	Executive Committee
Larry Page				● Chair
Sergey Brin				✔
Sundar Pichai				✔
John L. Hennessy★			● Chair	
Frances H. Arnold★			✔	
R. Martin "Marty" Chávez★(1)	✔			
L. John Doerr★		✔		
Roger W. Ferguson Jr.★	✔			
Ann Mather★	● Chair			
Alan R. Mulally★(2)	✔			
K. Ram Shriram★		✔		
Robin L. Washington★(3)	✔	● Chair		

✔   Member

●   Committee Chair

★   Independent Director

(1) Marty was appointed to serve as a member of our Board and the Audit Committee effective July 11, 2022.

(2) Alan's term as a member of our Board and the Audit Committee ended on June 2, 2022.

(3) Robin served as a member of the Audit Committee from June 1, 2022 until July 11, 2022.

Audit and Compliance Committee

The main function of the Audit Committee is to oversee our accounting and financial reporting processes, oversee our relationship with our independent auditors, provide oversight regarding significant financial matters, and review and discuss with management the company's major risk exposures. The Audit Committee's responsibilities include but are not limited to:

- Overseeing the risks and exposures associated with:
  - Financial matters, including financial strategy and reporting, tax, accounting, disclosure, internal control over financial reporting, investment guidelines and credit and liquidity matters;
  - Data privacy and security, competition, civil and human rights, sustainability, and reputational risks; and
  - Our operations and infrastructure, particularly reliability, business continuity and capacity.
- Selecting, hiring, compensating, and ongoing monitoring of our independent auditors, and approving the audit and non-audit services they perform.
- Overseeing and monitoring the integrity of our financial statements and our compliance with related legal and regulatory requirements.
- Establishing and overseeing processes and procedures regarding complaints and confidential and anonymous employee submissions about accounting, internal accounting controls, or audit matters.
- Overseeing our internal control function, reviewing the appointment of an internal auditing executive and any significant issues raised by the internal audit team.
- Reviewing with management and the independent auditors our annual audited financial statements, quarterly financial statements, earnings announcements, regulatory filings including our annual proxy statement, and other public announcements regarding our results of operations.
- Reviewing and approving related party transactions.
- Approving Alphabet's overall compliance program and reviewing its implementation and effectiveness.

During 2022, the Audit Committee held nine meetings and acted by unanimous written/electronic consent two times.

The Audit Committee currently comprises Ann (Chair), Roger, and Marty, each of whom is a non-employee member of our Board. Our Board has determined that each of the directors serving on the Audit Committee is independent within the meaning of the rules of the SEC and the Listing Rules of the NASDAQ Stock Market (NASDAQ).

Our Board has determined that, based on her professional qualifications and experience described above, Ann is an audit committee financial expert as defined under the rules of the SEC, and that each member of the Audit Committee is able to read and understand fundamental financial statements as required by the Listing Rules of NASDAQ.

Leadership Development, Inclusion and Compensation Committee

The purpose of the Compensation Committee is to oversee our leadership development and compensation programs for the members of our Board and our employees. The Compensation Committee reports regularly to our full Board on its activities. The Compensation Committee's responsibilities include but are not limited to:

- Establishing, overseeing, and administering employee compensation, benefits, and perquisites policies, programs, and strategy and overseeing related risks.
- Reviewing and approving compensation programs and awards for Alphabet's executive officers and non-employee directors (together with the Governance Committee).
- Administering Alphabet's equity compensation plans as well as stock ownership requirements for Alphabet's Chief Executive Officer and other members of senior management.
- Establishing annual and long-term performance goals for our senior management.
- Reviewing senior management development, retention, and succession plans and executive education.
- Annually conducting and reviewing with the Board an evaluation of senior management performance.
- Overseeing human capital management matters, including with respect to diversity and inclusion, workplace environment and safety, and management's efforts to promote a workplace environment and culture that is healthy, vibrant, inclusive, respectful and free from employment discrimination, including harassment and retaliation.
- Reviewing and approving peer companies for compensation benchmarking purposes.
- Investigating any matters brought to its attention, with full access to all books, records, facilities, and employees.
- Sole authority to retain and oversee the engagement of compensation consultants, legal counsel, or other advisors to advise the Compensation Committee at the expense of Alphabet.
- Reviewing with management our annual Compensation Discussion and Analysis (CD&A).
- Preparing and approving the annual Leadership Development, Inclusion and Compensation Committee Report.

During 2022, the Compensation Committee held six meetings and acted by unanimous written/electronic consent thirteen times.

The Compensation Committee currently comprises Robin (Chair), L. John Doerr, and Ram, each of whom is a non-employee member of our Board. Our Board has determined that each of the directors serving on the Compensation Committee is independent as defined in the Listing Rules of NASDAQ.

Nominating and Corporate Governance Committee

The Governance Committee's purpose is to assist our Board in identifying individuals qualified to become members of our Board consistent with criteria set by our Board and as provided in the Corporate Governance Guidelines, to oversee the evaluation of the Board and management, and to develop and update our corporate governance principles. The Governance Committee's responsibilities include but are not limited to:

- Evaluating Board and Committee composition, including diversity, size, tenure, organization, and governance and determining future requirements.
- Establishing a policy for considering director nominees; evaluating and recommending candidates for election consistent with Board-approved criteria and as provided by the Corporate Governance Guidelines.
- Reviewing the chair of each committee and making recommendations to our Board.
- Reviewing and recommending to our Board director independence determinations.
  - Taking a leadership role in shaping Alphabet's corporate governance, including reviewing the corporate governance framework and considering corporate governance issues that may arise from time to time, and developing appropriate recommendations to our Board.
  - Evaluating stockholder proposals submitted to Alphabet for consideration at the annual meeting of stockholders and providing appropriate oversight.
- Recommending ways to enhance communications and relations with our stockholders.
- Overseeing risks and exposures associated with director and management succession planning, corporate governance, and overall Board effectiveness.
- Overseeing our Board's performance and annual self-evaluation process and developing continuing education programs for our directors.
- Evaluating whether a director who notifies our Board of a change in job responsibilities, including with respect to commitments on other boards, continues to satisfy the Board's membership criteria and independence requirements.
- Evaluating and recommending termination of service of individual directors to the Board as appropriate, in accordance with governance principles, for cause or for other proper reasons.

During 2022, the Governance Committee held four meetings and acted by written/electronic consent once.

The Governance Committee currently comprises John L. Hennessy (Chair) and Frances, each of whom is a non-employee member of our Board. Our Board has determined that each of the directors serving on the Governance Committee is independent as defined in the Listing Rules of NASDAQ.

Executive Committee

The Executive Committee serves as an administrative committee of our Board to act upon and facilitate the consideration by senior management and our Board of certain high-level business and strategic matters. During 2022, the Executive Committee did not hold any meetings. The Executive Committee currently comprises Larry (Chair), Sergey, and Sundar.

Director Independence

Our Board has adopted independence standards that mirror the criteria specified by applicable laws and regulations of the SEC and the Listing Rules of NASDAQ. Our Board has determined that Alan Mulally, who served as a member of our Board and the Audit Committee until June 2, 2022, and each of the director nominees standing for election, except Larry, Sergey, and Sundar are independent directors under these standards. In determining the independence of our directors, our Board considered all transactions in which we and any director had any interest, including those discussed under "Certain Relationships and Related Transactions" on pages 41-43 of this proxy statement, transactions involving payments made by us to companies in the ordinary course of business where certain of our directors serve on the board of directors or as a member of the executive management team of the other company, and transactions involving payments made by us to educational institutions with director affiliations.

Compensation Committee Interlocks and Insider Participation

During 2022, L. John Doerr, Ram, and Robin served on the Compensation Committee. None of the members of the Compensation Committee has been an officer or employee of Alphabet. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or the Compensation Committee.

Consideration of Director Nominees

Stockholder Recommendations and Nominees

The Governance Committee, a standing committee of our Board, considers properly submitted recommendations for candidates to our Board from stockholders. In evaluating such recommendations, the Governance Committee evaluates candidates recommended by stockholders using the same criteria it applies to evaluate other candidates and seeks to achieve a balance of experience, knowledge, integrity, and capability on our Board and to address the membership criteria set forth under "Director Selection Process and Qualifications" below.

Any stockholder recommendations for consideration by the Governance Committee should include the candidate's name, biographical information, information regarding any relationships between the candidate and the company within the last three years, at least three personal references, a statement of recommendation of the candidate from the stockholder, a description of our shares beneficially owned by the stockholder, a description of all arrangements between the candidate and the recommending stockholder and any other person pursuant to which the candidate is being recommended, a written indication of the candidate's willingness to serve on our Board, any other information required to be provided under securities laws and regulations, and a written indication to provide such other information as the Governance Committee may reasonably request. There are no differences in the manner in which the Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or otherwise. Stockholder recommendations to our Board should be sent to us by one of the following two ways:

1. via email only:	2. via mail with a copy via email:
corporatesecretary@abc.xyz	**OR** Alphabet Inc. Attn: Corporate Secretary 1600 Amphitheatre Parkway Mountain View, California 94043 **AND** corporatesecretary@abc.xyz

In addition, our bylaws permit stockholders to nominate directors for consideration at an annual meeting. For a description of the process for nominating directors in accordance with our bylaws, see "Questions and Answers about the Proxy Materials and the Annual Meeting—Question 27. What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?" on page 114 of this proxy statement.

Director Selection Process and Qualifications

The Governance Committee will evaluate and recommend candidates for membership on our Board consistent with criteria established by our Board in our policy with regard to the selection of director nominees. Pursuant to this policy, the Governance Committee screens candidates and evaluates the qualifications of the persons nominated by or recommended by our stockholders. The Governance Committee recommends director nominees who are ultimately approved by the full Board.

Identification of Nominees

The Governance Committee uses a variety of methods for identifying and evaluating nominees for directors. The Governance Committee regularly assesses the appropriate size and composition of our Board, the needs of our Board and the respective committees of our Board, and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Governance Committee through stockholders, management, current members of our Board, or search firms. The evaluation of these candidates may be based solely upon the information provided to the Governance Committee or may also include discussions with persons familiar with the candidate, an interview of the candidate, or other actions the Governance Committee deems appropriate, including the use of third parties to review candidates. The Governance Committee may, at Alphabet's expense, retain search firms, consultants, and other advisors to identify, screen, and/or evaluate candidates.

Evaluation and Selection

When considering a potential non-incumbent candidate, the criteria with regard to the selection of director nominees reflect at a minimum any requirements of applicable law or listing rules of NASDAQ. Further, the Governance Committee will factor into its determination the following qualities, among others: integrity, professional reputation and strength of character, judgment, educational background, specific areas of expertise and knowledge of the industries in which we operate, diversity of professional experience, including whether the person is a current or former chief executive officer or chief financial officer of a public company or the head of a division of a large international organization, and ability to represent the best interests of our stockholders as a whole rather than special interest groups or constituencies, and to provide practical insights and diverse perspectives.

Diversity Criteria

Additionally, due to the global and complex nature of our business, our Board believes it is important to consider diversity of race, ethnicity, gender identity, age, education, skills, cultural background, and professional experiences in evaluating board candidates. Accordingly, when evaluating candidates for nomination as new directors, the Governance Committee will consider, and will ask any search firm that it engages to provide, a set of candidates that includes both underrepresented people of color and different genders. Candidates also are evaluated in light of our other policies, such as those relating to independence and service on other boards, as well as considerations relating to the size, structure, and needs of our Board. As part of its consideration of director succession, our Board and the Governance Committee monitor whether the directors as a group meet the criteria for the composition of our Board, including overall diversity of perspective and experience.

The Governance Committee and our Board believe that the above-mentioned attributes, along with the leadership skills and other experiences of our Board members described in their respective biographies on pages 23-26 provide us with a diverse range of perspectives and judgment necessary to guide our strategies and monitor their execution.

Director Service on Outside Boards and Other Commitments

Each member of our Board is expected to ensure that other existing and future commitments, including employment responsibilities and service on the boards of other entities, do not materially interfere with the member's service as a director on our Board. The Governance Committee regularly reviews our Board members' outside commitments for conflicts of interest and other concerns.

Our Board has adopted a policy that the maximum number of public company boards our directors can serve on is four, including membership on the Alphabet Board. All of our directors are in compliance with this policy.

Management Succession Planning

One of our Board's principal duties is to review management succession planning. The Compensation Committee reviews at least annually and recommends to the full Board plans for the development, retention, and replacement of executive officers, including the Chief Executive Officer of Alphabet. Additionally, the Compensation Committee and the Governance Committee are jointly responsible for overseeing the risks and exposures associated with management succession planning.

Our Board believes that the directors and the Chief Executive Officer should collaborate on succession planning and that the entire Board should be involved in the critical aspects of the management succession planning process, including establishing selection criteria that reflect our business strategies, identifying and developing internal candidates to ensure the continuity of our culture, and making key management succession decisions.

Management succession is regularly discussed by the directors in meetings and in executive sessions of our Board. Directors become familiar with potential successors for key management positions through various means, including regular organization and talent reviews, presentations to our Board, and informal meetings.

Board's Role in Risk Oversight

Our Board, as a whole and through its committees, has responsibility for oversight of risk management. The oversight responsibility of our Board and its committees is enabled by management reporting processes, including an annual company-wide risk assessment, that are designed to provide visibility to our Board and its committees about the identification, assessment, and management of critical risks and management's risk mitigation strategies. While our Board is ultimately responsible for risk oversight at Alphabet, our Board has delegated to its committees oversight of risks associated with their respective areas of responsibility, as summarized below. When appropriate, the committees provide reports to the full Board on these and other areas for review. Each committee meets in executive session with key management personnel and representatives of outside advisors as needed.

In particular, our Board has delegated to the Audit Committee the primary responsibility for the oversight of many of the risks facing our businesses. The Audit Committee's charter provides that it will review and discuss with management any major risk exposures, including, among others, the key areas of oversight set forth below, and the steps Alphabet takes to detect, monitor, and actively manage such exposures.

Board/Committee	Primary Areas of Risk Oversight
Full Board	Strategic, financial, and execution risks and exposures associated with our business strategy, product innovation, sales roadmap, policy matters, significant litigation and regulatory exposures, and other current matters that may present material risk to our financial performance, operations, infrastructure, plans, prospects or reputation, acquisitions and divestitures, and data privacy, including cybersecurity.
Audit and Compliance Committee	Risks and exposures associated with (1) financial matters, in particular, financial strategy, financial reporting, tax, accounting, disclosure, internal control over financial reporting, investment guidelines and credit and liquidity matters; (2) data privacy and security, competition, legal, regulatory, compliance, civil and human rights, sustainability, and reputational risks; and (3) our operations and infrastructure, particularly reliability, business continuity, and capacity.
Leadership Development, Inclusion and Compensation Committee	Risks and exposures associated with leadership assessment, management succession planning, and the operation and structure of our compensation programs and arrangements, including incentive plans.
Nominating and Corporate Governance Committee	Risks and exposures associated with director and management succession planning, corporate governance, and overall board effectiveness.

Executive Sessions

Executive sessions of independent directors are held in connection with each regularly scheduled Board meeting and at other times as necessary, and are chaired by the Chair of our Board. Our Board's policy is to hold executive sessions without the presence of management, including the Chief Executive Officer and other non-independent directors. The committees of our Board also generally meet in executive session at the end of each committee meeting, except for meetings of the Executive Committee as this committee has no independent directors.

Outside Advisors

Our Board and each of its committees may retain outside advisors, legal counsel, and consultants of their choosing at our expense. Our Board and its committees need not obtain management's consent to retain such outside advisors, legal counsel, and consultants.

Board Effectiveness, Board Annual Self-Assessment, Board Education

Our Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of our Board and its committees in fulfilling their respective obligations and to identify areas for enhancement. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The self-assessment process, including evaluation method, is reviewed annually by the Governance Committee. A summary of the results is presented to our Board. The Chair of the Governance Committee leads our Board in its review of the results of the annual self-assessment and takes further action as needed.

In addition, all members of our Board have the opportunity and are encouraged to attend director education programs to assist them in remaining current with best practices and developments in corporate governance.


Annual Self-Assessment
REVIEW OF PROCESS
The Governance Committee annually reviews the self-assessment process
SELF-ASSESSMENT QUESTIONNAIRE
Provides director feedback on the Board and each of the Committees as well as each director
RESULTS ANALYZED
Results of the self-assessment analyzed by the Chair of the Governance Committee and discussed with such Committee
INDIVIDUAL DISCUSSIONS
The Chair of the Governance Committee engages with individual directors as appropriate
SUMMARY OF RESULTS
Summary of Board and Committee self-assessment results provided to full Board
ONGOING FEEDBACK
Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
FEEDBACK INCORPORATED
Policies and practices updated as appropriate as a result of the annual self-assessment and ongoing feedback

Engagement

We proactively engage with our stockholders and other stakeholders throughout the year on a broad range of topics that are of interest and priority to the company and our stockholders. These include business strategy and performance, and ESG topics such as environmental sustainability, human capital, workforce diversity, executive compensation, and Board leadership and composition.

Our engagement enables us to better understand our stockholders' priorities and perspectives, gives us an opportunity to elaborate on our initiatives, policies, and practices, and fosters open and constructive dialogue. We share the feedback from these conversations with our Board, which considers these perspectives as part of its evaluation and review of our practices including those on governance, compensation, and ESG matters. This engagement also provides us an opportunity to understand investor perspectives on topics raised in stockholder proposals and to provide insight into our Board, management team, and subject matter experts as they consider our practices and disclosures.

Throughout the year, we engage with institutional stockholders who hold a significant portion of our outstanding stock. Investor Relations in coordination with the Corporate Secretary team is responsible for leading our stockholder outreach, which may also include members of our senior executive team, management, and other experts across Alphabet, such as our Chief Sustainability Officer and Global Head of Human Rights, as appropriate.

Communications with our Board

Stockholders may contact our Board about bona fide issues or questions concerning Alphabet by sending an email or by writing to the Corporate Secretary as follows:



Alphabet Inc.
Attn: Corporate Secretary
1600 Amphitheatre Parkway
Mountain View, California 94043



Email: directors@abc.xyz

Any matter intended for our Board, or for any individual member or members of our Board, should be directed to the email address or street address noted above, with a request to forward the communication to the intended recipient or recipients. In general, any stockholder communication about bona fide issues concerning Alphabet delivered to the Corporate Secretary for forwarding to our Board or specified member or members will be forwarded in accordance with the stockholder's instructions.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of April 4, 2023, concerning, except as indicated by the footnotes below:

- Each person whom we know beneficially owns more than five percent of our Class A common stock or Class B common stock.

- Each of our directors and nominees for our Board.

- Each of our named executive officers (see the section titled "Executive Compensation" beginning on page 46 of this proxy statement).

- All of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Alphabet Inc., 1600 Amphitheatre Parkway, Mountain View, California 94043.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 5,943,457,010 shares of Class A common stock and 882,702,042 shares of Class B common stock outstanding at April 4, 2023. In computing the number of shares of Class A and Class B common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Class A common stock subject to options held by that person that are currently exercisable within sixty days of April 4, 2023 to be outstanding, ignoring the withholding of shares of common stock to cover applicable taxes. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an asterisk (*).

The information provided in the table is based on our records, information filed with the SEC, and information provided to us, except where otherwise noted. Non-voting Class C capital stock is not included in the table.

| | Voting Shares Beneficially Owned | | | | Total Voting Power[1] % |
| | Class A Common Stock | | Class B Common Stock | | |
Name of Beneficial Owner	Shares	%	Shares	%	
Executive Officers and Directors					
Larry Page	—	—	389,051,160	44.1	26.3
Sergey Brin[2]	—	—	368,712,520	41.8	25.0
Sundar Pichai	227,560	*	—	—	*
Ruth M. Porat[3]	28,060	*	—	—	*
Prabhakar Raghavan	—	—	—	—	—
Philipp Schindler	—	—	—	—	—
Kent Walker	—	—	—	—	—
Frances H. Arnold	—	—	—	—	—
R. Martin "Marty" Chávez	—	—	—	—	—
L. John Doerr[4]	2,911,880	*	22,348,940	2.5	1.5
Roger W. Ferguson Jr.	—	—	—	—	—
John L. Hennessy[5]	33,160	*	—	—	*
Ann Mather	16,720	*	—	—	*
K. Ram Shriram[6]	2,605,740	*	—	—	*
Robin L. Washington	—	—	—	—	—
All executive officers and directors as a group (15 persons)	5,823,120	*	780,112,620	88.4	52.9
Other > 5% Security Holders					
BlackRock, Inc.[7]	416,003,093	7.0	—	—	2.8
Eric E. Schmidt[8]	6,966,070	*	60,929,262	6.9	4.2
The Vanguard Group[9]	482,277,696	8.1	—	—	3.3

(1) Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Each holder of Class B common stock is entitled to ten (10) votes per share of Class B common stock, and each holder of Class A common stock is entitled to one (1) vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis upon written notice to the transfer agent.

(2) Includes (i) 172,700 shares of Class B common stock held by SMB Pacific 2021 Charitable Remainder Unitrust I, of which Sergey is the sole trustee; and (ii) 172,700 shares of Class B common stock held by SMB Pacific 2021 Charitable Remainder Unitrust II, of which Sergey is the sole trustee. The address for SMB Pacific 2021 Charitable Remainder Unitrust I and SMB Pacific 2021 Charitable Remainder Unitrust II is 555 Bryant Street, #376, Palo Alto, California 94301.

(3) Consists of 28,060 shares of Class A common stock held by the Passfield Hall Foundation Inc. Ruth and her spouse are officers of the Passfield Hall Foundation Inc. and share voting and investment authority of the shares held by the Foundation. Ruth disclaims any pecuniary interest in shares held by the Passfield Hall Foundation Inc. The address for the Passfield Hall Foundation Inc. is 1251 Avenue of the Americas, 9th Floor, New York, New York 10020-1104.

(4) Includes 234,560 shares of Class A common stock held by The Austin 1999 Trust; 234,560 shares of Class A common stock held by The Hampton 1999 Trust; 2,373,060 shares of Class A common stock held by The Benificus Foundation; and 22,348,940 shares of Class B common stock held by Vallejo Ventures Trust. John is a trustee of The Austin 1999 Trust and The Hampton 1999 Trust and has voting and investment authority over the shares held by these trusts. John disclaims any pecuniary interest in these trusts. John is an officer and trustee of The Benificus Foundation and shares the investment authority over the shares held by The Benificus Foundation. John disclaims any pecuniary interest in the shares held by The Benificus Foundation. John is a trustee of Vallejo Ventures Trust and shares voting and investment authority over the shares held by such trust. The address for The Austin 1999 Trust and The Hampton 1999 Trust is c/o Kleiner Perkins, 2750 Sand Hill Road, Menlo Park, California 94025. The address for The Benificus Foundation and Vallejo Ventures Trust is 1180 San Carlos Ave., #717, San Carlos, California 94070.

(5) Consists of 33,160 shares of Class A common stock held by the Hennessy 1993 Revocable Trust. John is a trustee of the Hennessy 1993 Revocable Trust and has voting and investment authority over the shares held by the Trust. The address for the Hennessy 1993 Revocable Trust is 580 Lomita Drive, Stanford, California 94305.

(6) Includes (i) 123,320 shares of Class A common stock held by Ram's spouse; (ii) 337,680 shares of Class A common stock held by Janket Ventures Limited Partnership; (iii) 734,324 shares of Class A common stock held by the 2021 RS Irrevocable Trust UAD 9/10/2021, of which Ram is the sole trustee (the 2021 RS GRAT); (iv) 734,324 shares of Class A common stock held by the 2021 VS Irrevocable Trust UAD 9/10/2021, of which Ram's spouse is the sole trustee (the 2021 VS GRAT); (v) 265,676 shares of Class A common stock held by the 2022 RS Irrevocable Trust UAD 10/28/2022, of which Ram is the sole trustee (the 2022 RS GRAT); and (vi) 265,676 shares of Class A common stock held by the 2022 VS Irrevocable Trust UAD 10/28/2022, of which Ram's spouse is the sole trustee (the 2022 VS GRAT). Each, the 2021 RS GRAT, the 2021 VS GRAT, the 2022 RS GRAT, and the 2022 VS GRAT (each, a GRAT, and collectively, the GRATs) has a 5-year term. During the term, Ram and his spouse each have sole voting and sole dispositive power over the shares held by the respective GRAT. Ram has voting and investment authority over the shares held by Janket Ventures Limited Partnership. The address for Janket Ventures L.P. and for all GRATs is 2475 Hanover Street, Suite 100, Palo Alto, California 94303.

(7) Based on the most recently available Schedule 13G/A filed with the SEC on February 1, 2023 by BlackRock, Inc. BlackRock, Inc., a parent holding company through certain of its subsidiaries, beneficially owned 416,003,093 shares of Class A common stock with sole voting power over 370,294,917 shares and sole dispositive power over 416,003,093 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(8) Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2023 by Eric E. Schmidt, The Schmidt Family Living Trust, The Schmidt Family Foundation, and The Eric and Wendy Schmidt Fund for Strategic Innovation. Includes 2,993,760 shares of Class A common stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board and vice president; 3,655,950 shares of Class A common stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board and president; 6,291,300 shares of Class B common stock held by the Schmidt Investments L.P. of which The Schmidt Family Living Trust is the sole general partner; and 47,723,980 shares of Class B common stock held by The Schmidt Family Living Trust of which Mr. Schmidt is a co-trustee. The address for Eric E. Schmidt, The Schmidt Family Living Trust, The Schmidt Family Foundation and The Eric and Wendy Schmidt Fund for Strategic Innovations is 1010 El Camino Real, Suite 200, Menlo Park, California 94025.

(9) Based on the most recently available Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group. The Vanguard Group, an investment adviser, beneficially owned through certain of its subsidiaries 482,277,696 shares of Class A common stock, with shared voting power over 8,825,739 shares, sole dispositive power over 457,351,119 shares, and shared dispositive power over 24,926,577 shares. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

— DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than ten percent of our Class A common stock, Class B common stock, and our Class C capital stock to file with the SEC reports of ownership of our securities and changes in reported ownership. Based on a review of reports filed with the SEC, or written representations from reporting persons that all reportable transactions were reported, we believe that, during 2022, our directors, executive officers, and ten percent stockholders timely filed all reports that were required to be filed under Section 16(a), except: (i) Marty's grant of 8,824 shares of Class C GSUs on August 3, 2022 was reported on Form 4 filed with the SEC on August 9, 2022; (ii) Kent's sale of 34,809 shares of Class C capital stock on September 28, 2022 was reported on Form 4 filed with the SEC on October 3, 2022; and (iii) Ruth's charitable donation of 300 shares of Class C capital stock on August 23, 2021 was reported on Form 5 filed with the SEC on February 13, 2023.

In making this statement, we have relied upon examination of the copies of Forms 3, 4, and 5, and amendments to these forms provided to us, and the written representations of our directors, executive officers, and ten percent stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

— RELATED PARTY TRANSACTIONS POLICY AND PROCEDURE

Our written Related Party Transactions Policy provides that we will only enter into or ratify a transaction with a related party when our Board, acting through the Audit Committee, determines that the transaction is in the best interests of Alphabet and our stockholders.

For the purposes of this policy, a related party means:

- a member of our Board (or a nominee to our Board);
- an executive officer;
- any person who is known to be the beneficial owner of more than five percent of any class of our voting securities;
- any immediate family member of any of the persons listed above and any person (other than a tenant or employee) sharing the household of such persons; or
- any firm, corporation, partnership, or other entity in which any of the persons listed above is a general partner or principal or in a similar position or in which any of the persons listed above has a five percent or greater beneficial ownership interest.

A related party is not deemed to have a direct or indirect material interest in a transaction and such transaction is not a related party transaction under our policy if such related party's interest in such transaction arises only from an ownership interest of less than five percent in, or as a director of, such entity that is a party to the transaction.

We review all known relationships and transactions in which Alphabet and our directors, executive officers, and significant stockholders or their immediate family members are participants to determine whether such persons have a direct or indirect interest. Our legal staff, in consultation with our finance team, is primarily responsible for developing and implementing processes and controls to obtain information regarding our directors, executive officers, and significant stockholders with respect to related party transactions and then determining, based on the facts and circumstances, whether Alphabet or a related party has a direct or indirect interest in these transactions. On a periodic basis, our legal and finance teams review all transactions involving payments between Alphabet and any company that has our executive officer or director as an officer or director. In addition, our directors and executive officers are required to notify us of any potential related party transactions and provide us with the information regarding such transactions.

If our legal department determines that a transaction is a related party transaction, the Audit Committee must review the transaction and either approve or disapprove it. If advance approval of a transaction is not feasible, the chair of the Audit Committee may approve the transaction, and the Audit Committee may ratify the transaction in accordance with the Related Party Transactions Policy. In determining whether to approve or ratify a transaction with a related party, the Audit Committee will take into account all of the relevant facts and circumstances available to it, including, among any other factors it deems appropriate:

- the benefits to us of the transaction;
- the nature of the related party's interest in the transaction;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interests of Alphabet and our stockholders;
- the potential impact of the transaction on a director's independence; and
- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval of the transaction.

If a related party transaction will be ongoing, the Audit Committee may establish guidelines for us to follow in our ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, will review and assess ongoing relationships with the related party to monitor compliance with the Audit Committee's guidelines and that the related party transaction remains appropriate. Based on all relevant facts and circumstances, the Audit Committee will determine if it is in the best interests of Alphabet and its stockholders to continue, modify, or terminate the related party transaction.

1 Corporate
Governance **2** Director and
Executive
Compensation **3** Audit
Matters **4** Management
and Stockholder
Proposals **5** Questions and
Answers **6** Appendices

— RELATED PARTY TRANSACTIONS

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, our certificate of incorporation, and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

Use of Moffett Airfield

Pursuant to a 60-year lease agreement with NASA in early 2015, we became the operator of Moffett Airfield (the Airfield). Larry, Sergey, Eric E. Schmidt, and Ram, through their affiliated entities (the Founder Entities), have historically used and paid NASA applicable fees for the use of the Airfield for their personal aircraft. As the operator of the Airfield, we charge the Founder Entities fees for the use of the Airfield that are (i) non-preferential when compared to the fees charged to other private customers landing aircraft at the Airfield, and (ii) derived from rate schedules that are consistent with what an independent airfield services company believes, based on its industry experience, to be arm's-length terms that are fair and reasonable to us as the operator. From the beginning of 2022 through March 31, 2023, we charged the Founder Entities approximately $1,941,587. These flights have not interfered with our business plans for use of the Airfield. The Audit Committee regularly reviews these fees. Larry, Sergey, Eric, and Ram do not have a material interest in any of the transactions described above.

License of Hangar Space at Moffett Airfield

In December 2015, we entered into an agreement to license a portion of our hangar space at the Airfield to LTA Research & Exploration LLC (LTA), which is owned by an entity affiliated with Sergey. From the beginning of 2022 through March 31, 2023, we charged LTA approximately $14,484,993. The Audit Committee believes that this transaction has been conducted on arm's-length terms that are fair and reasonable to us as the operator of the Airfield based on its review of market comparables that were further reviewed and validated by an independent real estate services firm. This license has not interfered with our business plans for the use of the Airfield. Sergey does not have a material interest in the transaction described above.

License of Hangar Space at the San Jose International Airport

In November 2015, we entered into an agreement with BCH San Jose LLC (BCH) to license the use of a portion of BCH's hangar space at the Mineta San Jose International Airport to hold Google's corporate aircraft. Larry, Sergey, and Eric each own one-third interests in BCH, through their respective affiliated entities. From the beginning of 2022 through March 31, 2023, we paid approximately $1,303,278 to BCH. The Audit Committee reviewed market comparables and has deemed this transaction to be on terms, taken as a whole, no less favorable to us than terms generally available to an unaffiliated third-party under the same or similar circumstances. Larry, Sergey, and Eric do not have a material interest in the transaction described above.

Investments in Certain Private Companies

Google, GV, and Gradient Ventures directly invested, or committed to invest, an aggregate of approximately $25.9 million in certain private companies from the beginning of 2022 through March 31, 2023, in which Kleiner Perkins was a co-investor or existing investor (excluding Viz.ai, Inc. investment described on page 43). KPCB Holdings, Inc., as nominee for certain funds of Kleiner Perkins and several of the managers of the fund, holds more than 10% of the outstanding shares of such private companies. In addition, from time to time, we sell to and purchase from companies in which Kleiner Perkins holds more than 10% of the outstanding shares, products and services in the ordinary course of our business. L. John Doerr is a managing director/member of the managing members of those funds. L. John Doerr does not have a material interest in any of the transactions described above.

Office Building Lease

In July 2017, we purchased three office buildings in Mountain View, California, from an unaffiliated third-party seller. Pursuant to the purchase agreement, the seller's existing leases were transferred to us, including a lease with Kitty Hawk Corporation (formerly Zee.Aero, Inc.), an entity affiliated with Larry. In June 2019, the lease was divided into three separate lease agreements. Kitty Hawk Corporation currently leases two of three buildings. From the beginning of 2022 through March 31, 2023, we charged Kitty Hawk Corporation approximately $2,947,443 in rent and operating expenses to occupy these two buildings.

The third building is leased to Wisk Aero LLC, an entity affiliated with Larry. From the beginning of 2022 through March 31, 2023, we charged Wisk Aero LLC approximately $2,312,312.

The Audit Committee believes these transactions have been conducted on arm's-length terms that are fair and reasonable to us as the owner, based on its review of market comparables that were further reviewed and validated by an independent real estate services firm. The Wisk Aero LLC lease does not interfere with our business plans for the use of the building. Larry does not have a material interest in the transactions described above.

Equity Investment in Viz.ai, Inc.

In June 2018, GV invested $5,000,000 in Viz.ai, Inc., a private company that develops artificial intelligence assisted medical imaging products (Viz.ai). Between August and October 2019, GV invested an additional $6,750,000 in a subsequent round of financing. In March 2021, GV invested an additional $2,000,000, and in March 2022, GV invested an additional $4,000,000 in subsequent rounds of financing. KPCB Holdings, Inc., as nominee for certain funds of Kleiner Perkins, and Innovation Endeavors II, L.P. co-invested in Viz. ai alongside GV. An entity affiliated with Eric Schmidt is the sole limited partner of Innovation Endeavors II, L.P. L. John Doerr is a General Partner of Kleiner Perkins. Kleiner Perkins and Innovation Endeavors II, L.P. each hold less than 20% of the outstanding equity of Viz.ai. In addition, Larry holds an indirect investment in Viz.ai as a limited partner of a venture fund. L. John Doerr, Eric, and Larry do not have a material interest in the transaction described above.

Certain Relationships

From time to time, we engage in certain transactions with other companies affiliated with our directors, executive officers, and significant stockholders or their immediate family members. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm's-length basis and do not represent a material interest to such parties.

DIRECTOR COMPENSATION

— BOARD COMPENSATION ARRANGEMENTS FOR NON-EMPLOYEE DIRECTORS

Alphabet's director compensation program is designed to attract and retain highly qualified non-employee directors. Our program aligns director compensation with compensation offered by peer companies (identified in Section 2 of the "Compensation Discussion and Analysis") that compete with us for talent.

We designed the program to address the time, effort, expertise, and accountability required of active board membership. The Governance Committee and Compensation Committee believe that annual compensation for non-employee directors should consist of both cash and equity to compensate members for their service on our Board and its committees and to align their interests with those of our stockholders. By vesting over multiple years, equity also creates an incentive for continued service on our Board.

The Governance Committee and the Compensation Committee jointly review the compensation program for non-employee directors on an annual basis. In addition, the Compensation Committee reviews the director compensation program with and considers guidance from its independent compensation consultants, Compensia Inc. and Semler Brossy Consulting Group LLC.

In 2022, we awarded our standard ongoing compensation to each of our non-employee directors, including a $75,000 annual cash retainer payable in arrears and an annual $350,000 Class C Google Stock Unit (GSU) grant. To John L. Hennessy, we paid an additional $25,000 annual cash retainer and an additional annual $150,000 Class C GSU grant for his role as the non-executive Chair of our Board. To Ann Mather, we also paid an additional $25,000 annual cash retainer for her role as the Audit Committee Chair.

We awarded the above-mentioned cash retainers and GSU grants to our non-employee directors on July 6, 2022, the first Wednesday of the month following the month of our 2022 Annual Meeting of Stockholders. GSUs entitle the holder to receive one share of Class C capital stock for each share underlying the GSU grant as each GSU vests. The exact number of GSUs comprising the equity awards was calculated by dividing the target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of June 2022, rounded up to the nearest whole share. Annual GSU grants made to our non-employee directors are intended to vest at the rate of 1/48th monthly, beginning on the 25th day of the month following the grant date until fully vested, subject to continued service on our Board through the applicable vesting dates. Effective December 17, 2019, the Compensation Committee approved an amendment to Alphabet's form of restricted stock unit agreement for future grants, such that, similar to GSUs granted to all other Alphabet employees, GSUs granted to our non-employee directors will immediately vest in full upon termination of service on the Board by reason of death.

R. Martin "Marty" Chávez was appointed to serve as a member of our Board and the Audit Committee effective July 11, 2022. In connection with his appointment, he received our standard initial compensation for new non-employee directors consisting of a $1.0 million GSU grant made on August 3, 2022 (the first Wednesday of the month following the effective date of his appointment). These GSUs vest at the rate of 1/4th on the 25th day of the month in which the grant's first anniversary occurs, and an additional 1/48th vests on the 25th day of each month thereafter, subject to continued service on our Board through the applicable vesting dates.

We reimburse our non-employee directors for reasonable out-of-pocket expenses in connection with attendance at our Board and committee meetings.

Under Alphabet's Amended and Restated 2021 Stock Plan, the aggregate amount of stock-based and cash-based awards that may be granted to any non-employee director in respect of any calendar year, solely with respect to his or her service as a member of our Board, is limited to $1.5 million.

To further align directors' interests with those of our stockholders, each non-employee director is required to own shares of Alphabet stock equal in value to at least $1.0 million. Each director has five years from the date he or she became a director to comply with these ownership requirements. All of our non-employee directors either met the applicable minimum stock ownership requirement as of December 31, 2022 or were within the grace period noted above to come into compliance with these requirements.

During 2022, Larry, Sergey, and Sundar served as our employee directors and did not receive any compensation for their services as members of our Board. Please see the section titled "Executive Compensation" for more information about compensation paid to Sundar, who was a named executive officer during 2022.

— DIRECTOR COMPENSATION FOR 2022

The following table summarizes compensation earned by our directors other than Sundar during 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Frances H. Arnold[2]	75,000	359,455	—	434,455
R. Martin "Marty" Chávez[3]	—	1,048,115	—	1,048,115
Sergey Brin[4]	—	—	1	1
L. John Doerr[5]	75,000	359,455	—	434,455
Roger W. Ferguson Jr.[5]	75,000	359,455	—	434,455
John L. Hennessy[6]	100,000	511,532	—	611,532
Ann Mather[5]	100,000	359,455	—	459,455
Alan R. Mulally[7]	75,000	—	—	75,000
Larry Page[4]	—	—	1	1
K. Ram Shriram[5]	75,000	359,455	—	434,455
Robin L. Washington[8]	75,000	359,455	—	434,455

(1) The amounts reported in the Stock Awards column reflect the aggregate grant date fair value of GSUs granted to our non-employee directors in 2022 calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 (Compensation – Stock Compensation). The grant date fair value of each GSU award is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of GSUs granted to the non-employee directors on July 6, 2022 (the GSU grant following the 2022 Annual Meeting of Stockholders) was $115.21 per share. The grant date fair value of GSUs granted to Marty on August 3, 2022 was $118.78 per share.

(2) On December 31, 2022, there were 9,340 Class C GSUs outstanding for Frances.

(3) On December 31, 2022, there were 8,824 Class C GSUs outstanding for Marty.

(4) Co-Founders Larry and Sergey serve as employee directors and do not receive any compensation for their services as members of our Board. Their "All Other Compensation" reflects an annual employee salary of $1.

(5) On December 31, 2022, there were 7,140 Class C GSUs outstanding for John Doerr, Roger, Ann, and Ram.

(6) On December 31, 2022, there were 10,180 Class C GSUs outstanding for John Hennessy.

(7) Alan's term as a member of our Board and the Audit Committee ended on June 2, 2022.

(8) On December 31, 2022, there were 8,220 Class C GSUs outstanding for Robin.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our Compensation Discussion and Analysis (CD&A) includes a detailed discussion of compensation for five named executive officers during the fiscal year ended December 31, 2022:

SUNDAR PICHAI	RUTH M. PORAT	PRABHAKAR RAGHAVAN	PHILIPP SCHINDLER	KENT WALKER
Chief Executive Officer, Alphabet and Google, and Director, Alphabet	Senior Vice President, Chief Financial Officer, Alphabet and Google	Senior Vice President, Knowledge and Information, Google	Senior Vice President, Chief Business Officer, Google	President, Global Affairs, Chief Legal Officer and Secretary, Alphabet and Google

Section 1—Executive Summary

Compensation Philosophy

We designed our employee and executive compensation programs to support three goals:

- Attract and retain the world's best talent
- Support our culture of innovation and performance
- Align employee and stockholder interests

We pay employees competitively compared to other opportunities they might have in the market. We also offer competitive benefits to promote the health and wellbeing of our employees, provide certain perks that make life and work more convenient, design compelling job opportunities aligned with our mission, and create a fun and energizing work environment.

We believe in pay for performance, which is reflected in our compensation design. The proportion of overall pay tied to performance is higher for employees at more senior levels in the organization, reflecting their opportunity to have more impact on company performance.

We use equity awards that vest over time to align employee and stockholder interests and provide incentive for continued service. We believe that retaining and developing the best talent over the long-term is a key factor in our business success and ability to continue creating value for our stockholders. We require our named executive officers and other senior executives to maintain certain levels of holdings of Alphabet stock. See Section 4 of this CD&A for a description of our minimum stock ownership requirements.

Section 2—Determining Competitive Levels of Pay

Our executive compensation decisions are informed by competitive market data in addition to the reviews of individual roles and performance. We use peer group data to obtain compensation benchmarks for our named executive officers.

Each year, we review our peer group and our evaluation criteria. For 2022, we determined our peer group by evaluating potential peer companies against the following criteria:

- High-technology or media company
- Key talent competitor
- High-growth, with a minimum of 50% of Alphabet's revenue growth and/or headcount growth over the previous two-year period
- $25 billion or more in annual revenue
- $100 billion or more in market capitalization

Considering these criteria, in October 2021, the Compensation Committee selected the following peer companies for 2022 (which were the same peer companies our Compensation Committee used for 2021):

Amazon.com, Inc.	Intel Corporation	Netflix, Inc.
Apple Inc.	International Business Machines Corporation	Oracle Corporation
Cisco Systems, Inc.	Meta Platforms, Inc.	Salesforce, Inc.
Comcast Corporation	Microsoft Corporation	The Walt Disney Company

When appropriate, we supplement publicly available peer group data with compensation data for comparable opportunities at other S&P 500 companies and startup organizations.

Process for Determining Compensation

We regularly review our compensation levels against our peer group and comparable opportunities. We also assess executives based on their individual performance and overall company performance. Management uses this information to develop compensation recommendations for our named executive officers. The Compensation Committee, comprised entirely of independent directors, then reviews these recommendations, considers any relevant guidance from their independent compensation consultants, and makes the final decision on compensation for our named executive officers.

Compensation Consultants

The Compensation Committee directly engaged both Compensia Inc. and Semler Brossy Consulting Group LLC as independent compensation consultants in 2022. The consulting firms provide input, analysis, and guidance on Alphabet and Google's executive compensation, peer groups, compensation design, equity usage and allocation, risk assessment, and human capital management. Both firms report directly to the Compensation Committee rather than to management, and the firms provided no services to Alphabet other than those in support of the Compensation Committee. The Compensation Committee has evaluated the independence of both consultants and concluded that their work does not raise any conflicts of interest.

Say-on-Pay and Say-When-on-Pay

We hold our advisory vote on named executive officer compensation (commonly known as a "say-on-pay" vote) every three years, and hold our advisory vote on the frequency of future say-on-pay votes (commonly known as "say-when-on-pay" vote) every six years. We are holding both the advisory say-on-pay and say-when-on-pay votes at the Annual Meeting (see Proposals Number 4 and 5 in this proxy statement). The Compensation Committee annually reevaluates our compensation practices to determine how they might be improved and considers prior say-on-pay vote results, among other considerations, in such reevaluation.

Section 3—Elements of Pay and Fiscal Year 2022 Pay Decisions

Base Salary

We use salaries to provide employees, including our named executive officers, a steady income in line with their contributions to our business, skills, experiences, and the job opportunities available to them outside of Alphabet, as appropriate.

Effective January 2022, the Compensation Committee increased the annual salaries of Ruth, Prabhakar, Philipp, and Kent from $650,000 to $1.0 million. We last adjusted senior executive base salaries (excluding Sundar) in January 2011, and the increases were intended to align with market compensation trends during that time period. Sundar's base salary remained at $2.0 million.

Environmental, Social, and Governance Bonus

In January 2022, we adopted an Environmental, Social, and Governance Bonus (ESG Bonus) for members of Alphabet's senior executive team, including our named executive officers Ruth, Prabhakar, Philipp, and Kent (ESG Participants). The ESG Bonus provides individual participants with a maximum $2.0 million annual cash bonus opportunity, based on contributions to the company's performance against environmental and social goals. The ESG Bonus consists of two components — Environmental and Social — each with a maximum potential payout of $1.0 million. The Compensation Committee is responsible for determining payout of the ESG Bonus for each ESG Participant, in conjunction with the CEO's review of company-wide performance and individual contributions made by each ESG Participant.

For the Environmental component, key accomplishments include progress toward advancing carbon-free energy across our global operations — as of 2022, we achieved five consecutive years of 100% renewable energy annual matching[1]. We also took steps to drive net-positive impact through user engagement with Google technologies, platforms, products, and services. For the Social component in 2022, key accomplishments include progress toward our DEI goals, including our 2020 Racial Equity Commitments. We also took concrete steps to foster a culture of belonging, which helps us better design and build products with everyone in mind. For more information on how we are progressing toward our Environmental and Social goals, please see our most recent Environmental Report and Diversity Annual Report.

To acknowledge the central role each ESG Participant played, both as individuals and as a group, in advancing progress toward Alphabet's Environmental and Social goals as outlined above, the Compensation Committee decided to align the amounts of the 2022 ESG Bonus payouts for all four individuals. Based on the strong Google and individual performance against ESG goals in 2022, the Compensation Committee initially proposed a bonus amount of $1.55 million for each ESG Participant. However, in light of macroeconomic conditions, the Compensation Committee decided to reduce ESG Bonus payouts for the ESG Participants by 50%. As a result, each individual's 2022 ESG Bonus payout is $775,000. While both the Compensation Committee and the ESG Participants recognize each ESG Participant's strong individual performance against ESG goals in 2022, each ESG Participant also encouraged the Compensation Committee's decision, in its sole discretion, to adjust ESG bonuses downward in order to reflect macroeconomic conditions.

Equity Awards

We grant equity awards to our named executive officers to reinforce management's focus on long-term stockholder value and commitment to the company. The Compensation Committee regularly evaluates the structure of these equity awards to ensure the right balance of time- and performance-based equity that supports the objectives of our compensation philosophy, aligns with our business priorities, and considers the perspectives of our stockholders.

The Compensation Committee utilizes a combination of GSUs and performance stock units (PSUs) to award our named executive officers. To determine individual grant values and the proportion of GSUs and PSUs, the Compensation Committee considers the following elements:

- Market compensation values and practices for performance-based equity awards, including peers and S&P 100 companies.

- Alphabet's overall business performance, and the scope of role, impact, and performance of each recipient.

- Each recipient's outstanding and unvested equity awards, and the vesting schedules of those awards.

- The resulting compensation at target and maximum performance values for each recipient.

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1   Alphabet's renewable energy methodology is a custom calculation and is based on a global approach. The numerator includes all renewable energy procured, regardless of the market in which the renewable energy was consumed. Additional details on Alphabet's criteria and methodology can be found in the Achieving Our 100% Renewable Energy Purchasing Goal and Going Beyond disclosure.

Based on the above criteria, in 2022, the Compensation Committee determined to grant the following equity awards for each of our named executive officers. See the sections below and the "Grants of Plan-Based Awards in 2022" table on page 54 for further details on the awards' performance criteria and vesting.

Named Executive	Number of GSUs Granted	Target GSU Award Value ($)	Number of PSUs Granted[1]	Target PSU Award Value ($)	Aggregate Target Award Value ($)	Grant Cadence
Sundar Pichai	892,573[1]	84,000,000	1,338,859	126,000,000	210,000,000	Triennial
Ruth M. Porat	123,600[2]	18,000,000	34,340	5,000,000	23,000,000	Annual
Prabhakar Raghavan	157,920[2]	23,000,000	82,400	12,000,000	35,000,000	Annual
Philipp Schindler	157,920[2]	23,000,000	82,400	12,000,000	35,000,000	Annual
Kent Walker	123,600[2]	18,000,000	34,340	5,000,000	23,000,000	Annual

(1) The exact number of GSUs and PSUs comprising the equity awards was calculated by dividing the target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of November 2022 ($94.11 per share), rounded up to the nearest whole share.

(2) The exact number of GSUs and PSUs comprising the equity awards was calculated by dividing the target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of December 2021 ($145.65 per share), rounded up to the nearest whole share.

2022 CEO Equity Award for Sundar

The Compensation Committee currently follows a triennial grant cadence for CEO equity awards. Sundar's last equity award was granted in December 2019, and fully vested at the end of December 2022. In December 2022, the Compensation Committee granted a new equity award to Sundar to recognize his strong performance as our CEO.

As with the 2019 award, the 2022 award consisted of both GSUs and PSUs. The on-target value of the award was unchanged from the 2019 award. However, relative to the 2019 award, the Compensation Committee made two design changes such that more of the award's vesting is dependent on performance: (1) increased the proportion of PSUs to 60% of the total award from 43%; and (2) increased the performance requirement for on-target PSU payout to the 55th percentile from the 50th percentile of Alphabet's relative total shareholder return (TSR). These changes further align Sundar's compensation to long-term shareholder value creation and Alphabet's stock performance relative to the S&P 100 over the applicable performance periods.

The GSU portion of the award vests quarterly over three years in 12 equal installments beginning March 25, 2023. The PSU portion of the award includes two tranches. The PSUs will vest, if at all, based on Alphabet's TSR performance relative to the companies comprising the S&P 100 over a 2023-2024 performance period for the first tranche (2022 Tranche A) and over a 2023-2025 performance period for the second tranche (2022 Tranche B), subject to continued employment on each applicable vesting date. The number of PSUs vesting will be determined after the end of each performance period based on the payout curve illustrated below. Depending upon performance, the number of PSUs that vest will range from 0%-200% of the target number of PSUs. Upon vesting, each PSU and GSU will entitle Sundar to receive one share of Alphabet's Class C capital stock.



PSU Payout Curve

(1) The number of PSUs vesting will be determined by linear interpolation for relative TSR ranks between the 25th and 55th percentile and between the 55th and 75th percentile.

2019 Tranche B PSU Award Vest for Sundar

The performance period for the second tranche (2019 Tranche B) of the PSUs awarded to Sundar in December 2019 ended on December 31, 2022. Sundar's 2019 Tranche B award provided that if the TSR performance of Alphabet relative to companies comprising the S&P 100 was between the 50th percentile (for 100% payout) and the 75th percentile (for the maximum 200% payout) for the three-year performance period ending December 31, 2022, the PSU payout would be determined by linear interpolation. Alphabet's TSR for the three-year performance period was 47.53%, which ranked Alphabet's TSR at the 73.20th percentile. On January 5, 2023, Sundar earned 192.78% of his target PSU award (for a total of 1,330,260 shares of Class C capital stock) upon the certification by the Compensation Committee based on the satisfaction of the performance criteria underlying the award.

2022 Equity Awards for Ruth, Prabhakar, Philipp, and Kent

In January 2022, the Compensation Committee granted a combination of GSUs and PSUs to our named executive officers, Ruth, Prabhakar, Philipp, and Kent, as part of our annual equity award structure. The 2022 equity awards are the conclusion of a multi-year transition from the previous compensation structure of biennial GSU awards that vested over a four-year period to our current structure of annual awards divided into GSUs and PSUs that each vest over a three-year period.

The GSU awards vest quarterly over three years in equal installments beginning March 25, 2022. The PSU awards will vest, if at all, on December 31, 2024, based on Alphabet's TSR performance relative to the companies comprising the S&P 100 over a 2022-2024 performance period, subject to continued employment on the vesting date. The payout structure and time period of these PSUs mirror the structure of the three-year performance period PSUs granted to Sundar in 2019. The number of PSUs vesting will be determined after the end of the performance period based on the payout curve illustrated below. Depending upon performance, the number of PSUs that vest will range from 0%-200% of the target number of PSUs. Upon vesting, each PSU and GSU will entitle the recipient to receive one share of Alphabet's Class C capital stock.



PSU Payout Curve

(1) The number of PSUs vesting will be determined by linear interpolation for relative TSR ranks between the 25th and 50th percentile and between the 50th and 75th percentile.

2023 Equity Awards for Ruth, Prabhakar, Philipp, and Kent

In April 2023, the Compensation Committee approved annual equity awards (GSUs and PSUs) to our named executive officers Ruth, Prabhakar, Philipp, and Kent. The awards will be granted on May 3, 2023.

The GSUs vest quarterly from May 2023 through December 2025. The PSUs will vest, if at all, based on the TSR performance of Alphabet relative to the companies comprising the S&P 100 over a 2023-2025 performance period, subject to continued employment on the vesting date. Depending upon performance, the number of PSUs that vest will range from 0%-200% of target. Upon vesting, each GSU and PSU will entitle the grantee to receive one share of Alphabet's Class C capital stock.

1 Corporate Governance

2 Director and Executive Compensation

3 Audit Matters

4 Management and Stockholder Proposals

5 Questions and Answers

6 Appendices

Section 4—Other Compensation Information

The first three sections of this CD&A describe how we think about compensation and how that affects our pay practices. Other compensation-related details that may be important considerations for our investors are discussed below.

Risk Considerations

The Compensation Committee reviews our compensation programs continuously throughout the year to assess and mitigate against material risks. In addition, in January 2023, the Compensation Committee reviewed a comprehensive evaluation conducted by Alphabet management of all our 2022 compensation programs and concluded that these programs do not create risks that are reasonably likely to have a material adverse effect on the company.

The Compensation Committee believes that the design of our annual and long-term incentives focuses performance on long-term value creation and discourages short-term risk taking at the expense of long-term results. A substantial portion of employees' compensation is delivered in the form of equity awards, further aligning their interests with those of stockholders.

The Compensation Committee believes that the following risk oversight and compensation design features safeguard against excessive risk-taking:

- Our Board as a whole has responsibility for risk oversight and regularly reviews reports on the deliberations of its committees. In addition, our Board reviews the strategic, financial, and execution risks and exposures associated with the financial, operational, and capital decisions that serve as inputs to our compensation programs.
- Through discussions with management, the Compensation Committee gains insight into a reasonable range of future company performance expectations. This information is incorporated into decisions regarding the compensation of our named executive officers.
- The majority of compensation provided to our named executive officers is delivered through equity awards, with payout based on long-term company performance. Our GSUs awards vest over a long-term period, and our PSUs awards are earned based on company performance. As the compensation of our named executive officers is tied to long-term performance, their interests are closely aligned with our stockholders' interests and they are motivated to carefully assess risks to the company to protect their compensation.
- Given that equity compensation comprises a high percentage of our named executive officers' overall pay:
  - Our equity awards are subject to vesting conditions and performance goals that promote focus on long-term interests rather than only short-term results and create compelling incentives for executive retention.
  - Our named executive officers are subject to, and are in compliance with, Alphabet's minimum stock ownership requirements (detailed in the Minimum Stock Ownership Requirements section below). This ensures that each named executive officer will hold a certain amount of our equity to further align his or her interests with those of our stockholders over the long term.
  - We prohibit all speculative, short-sale, short-term and hedging transactions involving our securities. As a result, our named executive officers cannot insulate themselves from the effects of poor stock price performance.
  - We have internal controls over financial reporting, the measurement and calculation of performance relative to goals, and other financial, operational, and compliance policies and practices designed to protect our compensation programs from manipulation by any employee.

Timing of Equity Award Grants

The effective grant date for equity awards to employees, members of our Board, and non-employee advisors is typically the first non-holiday Wednesday of the month following the date on which the equity award is approved by the Compensation Committee, unless otherwise specified by our Board or the Compensation Committee.

The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, we do not time the release of material nonpublic information based on equity award grant dates.

Minimum Stock Ownership Requirements

To align our named executive officers' interests with those of our stockholders, our Board has instituted minimum stock ownership requirements under our Corporate Governance Guidelines.

In April 2022, we increased our minimum stock ownership requirements as follows: (i) the Founders of Google and the Chief Executive Officer of Alphabet and Google shall each own shares of Alphabet stock equal in value to at least $35.0 million; and (ii) senior vice presidents of Alphabet or Google shall each own shares of Alphabet stock equal in value to at least $7.5 million.

The Chief Executive Officer of Alphabet and Google, and senior vice presidents of Alphabet or Google shall have until the later of: (i) April 20, 2024; or (ii) five years from hire or promotion to their respective levels to comply with the minimum stock ownership requirements. Alphabet advisors who do not receive annual equity awards and the chief executive officers of Alphabet's Other Bets are exempt from the minimum stock ownership requirements.

All of our named executive officers met the applicable minimum stock ownership requirements as of December 31, 2022.

Insider Trading, Hedging, and Pledging Policies

Our policy against insider trading prohibits all employees and our non-employee directors from engaging in any speculative or hedging transactions in our securities. We prohibit hedging transactions such as puts, calls, collars, swaps, forward sale contracts, exchange funds, and similar arrangements or instruments designed to hedge or offset decreases in the market value of Alphabet's securities. No employee or non-employee director may engage in short sales of Alphabet securities, hold Alphabet securities in a margin account, or pledge Alphabet securities as collateral for a loan.

Perquisites and Other Benefits

Like all employees, our named executive officers are eligible to participate in various employee benefit plans, including medical, dental, and vision care plans; flexible spending accounts for health and dependent care; life, accidental death and dismemberment, disability, and travel insurance; survivor income benefit; employee assistance programs (e.g., confidential counseling); matching gift program; and paid time off. We also pay life insurance premiums for all employees (other than Larry and Sergey).

In addition, we maintain a tax-qualified 401(k) retirement savings plan with both pre-tax and after-tax Roth savings features for eligible employees, including our named executive officers. In 2022, we provided a company match equal to the greater of 100% of contributions up to $3,000, or 50% of $20,500, the maximum contribution under the Internal Revenue Code for employees younger than 50, for a maximum match of $10,250 per employee (other than Larry and Sergey). Our company match is fully vested at the time of contribution. Participants are not taxed on their pre-tax contributions or earnings on those contributions until distribution, but pre-tax contributions and all company matching contributions are deductible by us when made. Participants are taxed on their after-tax Roth contributions, and all company matching contributions and after-tax Roth contributions are deductible by us when made.

In 2022, we paid for personal security for Sundar, and incremental costs related to the personal use of non-commercial aircraft for Sundar, Ruth, Prabhakar, Philipp, and Kent. Pursuant to our Non-Commercial Aircraft Policy, which sets forth the guidelines and procedures for the personal use of non-commercial aircraft, named executive officers and their guests may use company aircraft with appropriate approvals and pay tax on any associated imputed income.

No Additional Executive Benefit Plans

Since we do not generally differentiate the benefits we offer our named executive officers from the benefits we offer other employees, we do not maintain any benefit plans that cover only named executive officers. We also do not maintain any executive retirement programs such as executive pension plans or supplemental executive retirement plans.

— LEADERSHIP DEVELOPMENT, INCLUSION AND COMPENSATION COMMITTEE REPORT

The Leadership Development, Inclusion and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussions with management, the Leadership Development, Inclusion and Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in this proxy statement.

LEADERSHIP DEVELOPMENT, INCLUSION AND COMPENSATION COMMITTEE

Robin L. Washington, *Chair*
L. John Doerr
K. Ram Shriram

—

2022 SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation paid to, or earned or received by, our named executive officers for the fiscal years ended December 31, 2022, 2021, and 2020.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation ($)[4]	Total ($)
Sundar Pichai Chief Executive Officer, Alphabet and Google, and Director	2022	2,000,000	218,037,684[5]	—	5,947,461[10]	225,985,145
	2021	2,000,000	—	—	4,322,599	6,322,599
	2020	2,000,000	—	—	5,410,162	7,410,162
Ruth M. Porat Senior Vice President, Chief Financial Officer, Alphabet and Google	2022	1,000,000	22,663,723[6]	775,000	15,046	24,453,769
	2021	650,000	13,995,065[7]	—	17,411	14,662,476
	2020	650,000	50,217,913	—	17,770	50,885,683
Prabhakar Raghavan Senior Vice President, Knowledge and Information, Google	2022	1,000,000	35,295,496[8]	775,000	10,329	37,080,824
	2021	650,000	27,984,366[9]	—	13,643	28,648,009
	2020	650,000	54,585,860	—	9,750	55,245,610
Philipp Schindler Senior Vice President, Chief Business Officer, Google	2022	1,000,000	35,295,496[8]	775,000	10,814	37,081,309
	2021	650,000	27,984,366[9]	—	27,617	28,661,983
	2020	650,000	65,501,684	—	226,816	66,378,500
Kent Walker President, Global Affairs, Chief Legal Officer, and Secretary, Alphabet and Google	2022	1,000,000	22,663,723[6]	775,000	12,541	24,451,264
	2021	650,000	13,995,065[7]	—	12,697	14,657,762
	2020	650,000	50,217,913	—	9,750	50,877,663

(1) Salaries reflect each named executive officer's stated annual salary for the relevant fiscal year. Salaries include amounts deferred pursuant to Section 401(k) of the Internal Revenue Code.

(2) Amounts reflect the aggregate grant date fair value of GSUs and PSUs computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of the value that will be realized if and when vesting occurs. The grant date fair value of each GSU award is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of each PSU award is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718 and SEC Staff Accounting Bulletin Topic 14). The Monte Carlo simulation model for the PSUs assumes that the stock prices of Alphabet and the peer firms follow a correlated geometric Brownian motion. Under this model, the daily stock prices for Alphabet and peer firms were simulated over the remaining performance period using volatilities and correlations calculated from daily stock returns over a lookback term from the grant date. The valuation was done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the grant date.

(3) As described under the "Environmental, Social, and Governance Bonus" section, these amounts reflect ESG bonus awards paid out on March 10, 2023 for performance in 2022.

(4) Generally consists of our 401(k) plan or Roth plan company match of up to $10,250 and personal use of company aircraft, unless otherwise noted. The aggregate incremental cost of personal use of the company aircraft is calculated based on a cost-per-flight-hour charge developed by a nationally recognized and independent service. The charge reflects the direct operating cost of the aircraft, including fuel, additives and lubricants, an allocable allowance for airframe, engine and APU maintenance and restoration, crew travel expenses, on-board catering, and trip-related landing/hangar/ramp fees and parking costs. This charge does not include any fixed costs that do not change based on usage, such as pilots' and other employees' salaries, home hangar expenses, and general taxes and insurance.

(5) The grant date fair value of the GSU award, $79,572,883, is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of the PSU award, $138,464,801, is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant. Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the PSUs on the date of grant would be $238,718,560. See "Equity Awards" under Section 3 of the CD&A and the "Grants of Plan-Based Awards in 2022" table for details on the GSUs and PSUs awarded.

(6) The grant date fair value of the GSU award, $17,013,540, is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of the PSU award, $5,650,183, is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant. Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the PSUs on the date of grant would be $9,453,802. See "Equity Awards" under Section 3 of the CD&A and the "Grants of Plan-Based Awards in 2022" table for details on the GSUs and PSUs awarded.

(7) Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the 2021 PSUs on the date of grant would be $10,924,058.

(8) The grant date fair value of the GSU award, $21,737,688, is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of the PSU award, $13,557,808, is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant. Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the PSUs on the date of grant would be $22,684,720. See "Equity Awards" under Section 3 of the CD&A and the "Grants of Plan-Based Awards in 2022" table for details on the GSUs and PSUs awarded.

(9) Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the 2021 PSUs on the date of grant would be $21,843,616.

(10) Includes $5,935,084 for personal security.

— GRANTS OF PLAN-BASED AWARDS IN 2022

The following table provides information regarding the equity awards granted in 2022 to our named executive officers.

| Name | Grant Date | Date of Approval of Equity Awards by Committee | Estimated Future Payouts under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | Equity Grants | |
			Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[2] ($)
Sundar Pichai	12/19/2022	12/19/2022				—	—	—	892,573[3]	79,572,883
Sundar Pichai	12/19/2022	12/19/2022				669,430	1,338,859[3]	2,677,718		138,464,801
Ruth M. Porat	N/A	N/A	—	2,000,000	2,000,000					
Ruth M. Porat	1/5/2022	12/28/2021				—	—	—	123,600[4]	17,013,540
Ruth M. Porat	1/5/2022	12/28/2021				17,170	34,340[4]	68,680	—	5,650,183
Prabhakar Raghavan	N/A	N/A	—	2,000,000	2,000,000					
Prabhakar Raghavan	1/5/2022	12/28/2021				—	—	—	157,920[4]	21,737,688
Prabhakar Raghavan	1/5/2022	12/28/2021				41,200	82,400[4]	164,800	—	13,557,808
Philipp Schindler	N/A	N/A	—	2,000,000	2,000,000					
Philipp Schindler	1/5/2022	12/28/2021				—	—	—	157,920[4]	21,737,688
Philipp Schindler	1/5/2022	12/28/2021				41,200	82,400[4]	164,800	—	13,557,808
Kent Walker	N/A	N/A	—	2,000,000	2,000,000					
Kent Walker	1/5/2022	12/28/2021				—	—	—	123,600[4]	17,013,540
Kent Walker	1/5/2022	12/28/2021				17,170	34,340[4]	68,680	—	5,650,183

(1) The company's non-equity incentive plan award plan is determined based on the ESG bonus opportunity which consists only of a maximum of $2,000,000 and no threshold or target value.

(2) GSUs and PSUs are shown at their aggregate grant date fair value in accordance with FASB ASC Topic 718. The fair value of GSUs is measured based on the closing price of Alphabet's Class C capital stock on the date of grant, and the fair value of PSUs is measured using a Monte Carlo simulation model, as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718 and SEC Staff Accounting Bulletin Topic 14). The Monte Carlo simulation model for the PSUs assumes that the stock prices of Alphabet and the peer firms follow a correlated geometric Brownian motion. Under this model, the daily stock prices for Alphabet and peer firms were simulated over the remaining performance period using volatilities and correlations calculated from daily stock returns over a lookback term from the grant date. The valuation was done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the grant date. See "Equity Awards" under Section 3 of the CD&A for details on the GSUs and PSUs awarded.

(3) The exact number of GSUs and PSUs comprising the equity award was calculated by dividing the target GSU and PSU grant values by the average closing price of Alphabet's Class C capital stock during the month of November 2022 ($94.11 per share), rounded up to the nearest whole share number.

(4) The exact number of GSUs and PSUs comprising the equity award was calculated by dividing the target GSU and PSU grant values by the average closing price of Alphabet's Class C capital stock during the month of December 2021 ($145.65 per share), rounded up to the nearest whole share number.

— DESCRIPTION OF PLAN-BASED AWARDS

The GSUs and PSUs granted to our named executive officers in 2022 were granted under Alphabet's Amended and Restated 2021 Stock Plan in accordance with its terms and the applicable award agreements. See footnotes to the "Outstanding Equity Awards at 2022 Fiscal Year-End" table on page 55 for a description of the vesting schedule of the GSUs and PSUs reported in the "Grants of Plan-Based Awards in 2022" table above.

— OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

The following table provides information on the current holdings of unvested GSUs and PSUs by our named executive officers as of December 31, 2022. There are no longer any stock options outstanding for any of our named executive officers.

		Stock Awards			
Name	**Grant Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[1] ($)**	**Number of Unearned Shares or Units of Stock That Have Not Vested[2] (#)**	**Market Value of Unearned Shares or Units of Stock That Have Not Vested[1] ($)**
Sundar Pichai	12/19/2022[3]	892,573	79,198,002	—	—
	12/19/2022[4]	—	—	1,338,859	118,796,959
	12/19/2019[5]	—	—	1,330,260	118,033,970
Ruth M. Porat	1/5/2022[6]	82,400	7,311,352	—	—
	1/5/2022[7]	—	—	34,340	3,046,988
	4/7/2021[8]	—	—	48,560	4,308,729
	5/6/2020[9]	186,380	16,537,497	—	—
Prabhakar Raghavan	1/5/2022[6]	105,280	9,341,494	—	—
	1/5/2022[10]	—	—	82,400	7,311,352
	4/7/2021[11]	—	—	97,100	8,615,683
	5/6/2020[9]	202,580	17,974,923	—	—
Philipp Schindler	1/5/2022[6]	105,280	9,341,494		
	1/5/2022[10]			82,400	7,311,352
	4/7/2021[11]			97,100	8,615,683
	5/6/2020[9]	243,100	21,570,263		
Kent Walker	1/5/2022[6]	82,400	7,311,352		
	1/5/2022[7]			34,340	3,046,988
	4/7/2021[8]			48,560	4,308,729
	5/6/2020[9]	186,380	16,537,497		

(1) *The market value of unvested GSUs and PSUs is calculated by multiplying the number of unvested GSUs and PSUs held by the named executive officer by the closing price of Alphabet's Class C capital stock on December 30, 2022, which was $88.73 per share.*

(2) *The number of PSUs included in the table assumes achievement of market-based goals at the target level, except for Sundar's 2019 Tranche B PSUs, which are shown at a payout of 192.78% payout based on actual performance for the performance period that ended December 31, 2022.*

(3) *This award vests as follows: 1/12th of GSUs vested on March 25, 2023 and an additional 1/12th will vest quarterly thereafter until the units are fully vested, subject to continued employment on such vesting dates.*

(4) *This award vests as follows: Any PSUs vesting per the applicable grant agreement with respect to the January 1, 2023 to December 31, 2024 performance period (Target = 669,429, but between 0 and 1,338,858 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after December 31, 2024 (2022 Tranche A); and any PSUs vesting per the applicable grant agreement with respect to the January 1, 2023 to December 31, 2025 performance period (Target = 669,430, but between 0 and 1,338,860 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after December 31, 2025 (2022 Tranche B).*

(5) *This award vests as follows: The number of PSUs earned per the applicable grant will be determined by the Compensation Committee based on the Company's achievement of performance goals set forth in the grant agreement and shall vest within 45 days after the performance period ends. With respect to the January 1, 2020 to December 31, 2022 performance period (2019 Tranche B), the Compensation Committee determined on January 5, 2023 that based on the Company's performance, Sundar earned 192.78% of the target number of PSUs (1,330,260 shares)*

(6) *This award vests as follows: 1/12th of GSUs vested on May 25, 2022 and an additional 1/12th will vest quarterly thereafter until the units are fully vested, subject to continued employment on such vesting dates.*

(7) *This award vests as follows: The number of PSUs earned per the applicable grant will be determined by the Compensation Committee based on the Company's achievement of performance goals set forth in the grant agreement and shall vest within 45 days after the performance period ends. With respect to the January 1, 2022 to December 31, 2024 performance period, the target is 34,340 shares, but between 0 and 68,680 shares may be earned in accordance with the market-based performance goals.*

(8) *This award vests as follows: The number of PSUs earned per the applicable grant will be determined by the Compensation Committee based on the Company's achievement of performance goals set forth in the grant agreement and shall vest within 45 days after the performance period ends. With respect to the January 1, 2021 to December 31, 2023 performance period, the target is 48,560 shares, but between 0 and 97,100 shares may be earned in accordance with the market-based performance goals.*

(9) This award vests as follows: 1/8th of GSUs vested on June 25, 2020 and an additional 1/16th will vest quarterly thereafter until the units are fully vested, subject to continued employment on such vesting dates.

(10) This award vests as follows: The number of PSUs earned per the applicable grant will be determined by the Compensation Committee based on the Company's achievement of performance goals set forth in the grant agreement and shall vest within 45 days after the performance period ends. With respect to the January 1, 2022 to December 31, 2024 performance period, the target is 82,400 shares, but between 0 and 164,800 shares may be earned in accordance with the market-based performance goals.

(11) This award vests as follows: The number of PSUs earned per the applicable grant will be determined by the Compensation Committee based on the Company's achievement of performance goals set forth in the grant agreement and shall vest within 45 days after the performance period ends. With respect to the January 1, 2021 to December 31, 2023 performance period, the target is 97,100 shares, but between 0 and 194,200 shares may be earned in accordance with the market-based performance goals.

— OPTIONS EXERCISED AND STOCK VESTED IN FISCAL 2022

The following table provides information for the named executive officers regarding stock option exercises during the year ended December 31, 2022, including the number of shares acquired upon exercise and the value realized, before payment of any applicable withholding tax and broker commissions, and GSUs that vested during the same period, before payment of any applicable withholding tax.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Sundar Pichai	345,840	39,618,219	1,993,460	262,060,740
Ruth M. Porat	—	—	276,120	30,983,056
Prabhakar Raghavan	—	—	352,320	39,532,104
Philipp Schindler	—	—	392,820	44,077,089
Kent Walker	—	—	276,120	30,983,056

(1) The value realized on exercise is calculated as the product of (a) the number of shares of Alphabet's Class A common stock or Class C capital stock, as applicable, for which the stock options were exercised and (b) the excess of the closing price of Alphabet's Class A common stock or Class C capital stock, as applicable, on the NASDAQ Global Select Market on the date of the exercise over the applicable exercise price per share of the stock options.

(2) The value realized on vesting is calculated as the product of (a) the number of shares of Class C capital stock underlying the GSUs that vested and (b) the closing price of Class C capital stock on the NASDAQ Global Select Market on the day before vesting. The value realized on vesting for vesting events prior to our July 15, 2022 stock split is calculated as the product of (a) the number of pre-stock split shares of Class C Capital stock underlying the GSUs that vested and (b) the pre-stock split closing price of Class C capital stock on the NASDAQ Global Select market on the day before vesting.

— POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We have no agreements with our named executive officers that provide for additional or accelerated compensation upon termination of the named executive officer's employment or a change in control of Alphabet, except as set forth below.

In the event of a change in control of Alphabet and, unless our Board or the Compensation Committee determines otherwise, if the successor corporation does not assume or substitute the equity awards held by our employees, including our named executive officers, all unvested stock options and unvested GSUs will fully vest and the target number of PSUs awarded to each of our named executive officers will fully vest.

Effective December 17, 2019, the Compensation Committee approved an amendment to Alphabet's form of restricted stock unit agreement for future grants, such that, similar to GSUs granted to all other Alphabet employees, GSUs granted to our non-employee directors and named executive officers of Alphabet will immediately vest in full upon termination of service on the Board, or of employment, by reason of death.

In respect to PSUs awarded to our named executive officers:

- Upon a termination of employment by reason of death (i) prior to the start of the performance period of a PSU award or during the performance period of a PSU award, the target number of PSUs for such award will immediately vest in full as of the date of such termination of employment and (ii) following the end of the performance period of an award but prior to the determination date with respect to such award, the number of PSUs earned based on actual performance will immediately vest as of the determination date.

- Upon a termination of employment by Alphabet without cause (as defined in the PSU agreement) prior to the determination date for an award but after the start of the performance period with respect to such award, the number of PSUs earned based on actual performance will be prorated based on the number of calendar days in the performance period a named executive officer performed services and the pro rata portion will vest as of the determination date.

The following are our estimates of the value each of our named executive officers would have received as the result of GSU and/or PSU vesting, as applicable, following a change in control, death or termination without cause (as defined in the PSU agreement) occurring on December 31, 2022.

Upon a change in control or upon death, the estimated benefits of equity acceleration are as follows: $259,222,211 for Sundar, $31,204,566 for Ruth, $43,243,453 for Prabhakar, $46,838,792 for Philipp, and $31,204,566 for Kent. These estimates were calculated by multiplying the number of unvested GSUs and the target number of PSUs, by the closing price of Class C capital stock on December 30, 2022 (the last business day of Alphabet's fiscal year 2022), which was $88.73 per share.

The performance period for Sundar's 2019 Tranche B PSU award ended on December 31, 2022, and the award vested on January 5, 2023. As such, upon termination without cause, the estimated vested equity value for Sundar is $118,007,365, which reflects the actual value of Sundar's 2019 Tranche B PSU award. The value was calculated by multiplying 192.78% of the target PSU award for Tranche B by the closing price of Alphabet's Class C capital stock on January 4, 2023 (the business day immediately prior to vesting), which was $88.71 per share.

Upon termination without cause, the estimated vested equity value is $7,774,444 for Ruth, $16,357,365 for Prabhakar, $16,357,365 for Philipp, and $7,774,444 for Kent. The estimated vested equity value reflects prorated achievement of market-based goals at the maximum level for the PSU awards granted in 2021 and 2022. As of December 31, 2022, two-thirds of the performance period for the 2021 PSU awards (January 2021 to December 2022) had been completed, and 365/1096 of the performance period for the 2022 PSU awards (January 2022 to December 2022) had been completed. The estimated vested equity value shown was calculated by multiplying two-thirds of the maximum number of PSUs for the 2021 PSU awards and 365/1096 of the maximum number of PSUs for the 2022 PSU awards by the closing price of Alphabet's Class C capital stock on December 30, 2022 (the last business day of Alphabet's fiscal year 2022), which was $88.73 per share.

— ALPHABET CEO PAY RATIO

The following table sets forth the ratio of Alphabet Chief Executive Officer Sundar's total compensation to the median of the annual total compensation of all our employees (except Sundar) for the year ended December 31, 2022.

Chief Executive Officer total compensation in 2022	$225,985,145
Median Employee total compensation in 2022	$279,802
Ratio of Chief Executive Officer to Median Employee total compensation	808:1

The Chief Executive Officer total compensation reflects Sundar's 2022 total compensation as shown in the Summary Compensation Table on page 53, including the triennial equity award that was granted to Sundar in December 2022. Given that CEO equity awards are currently made on a triennial cadence, while our broad-based employee equity awards are typically made on an annual cadence, the pay ratio can fluctuate significantly across years. For example, our 2020 pay ratio was 27:1; our 2021 pay ratio was 21:1; and our 2022 pay ratio is 808:1.

To determine the median employee compensation, we analyzed all of Alphabet's employees, excluding Alphabet's Chief Executive Officer, as of December 31, 2022. We annualized wages and salaries for employees that were not employed for the full year. We used base salary and actual bonus as the consistently applied compensation measure to determine the median employee. If this resulted in more than one individual at the median level, we assessed the grant date fair value of standard equity awards for these individuals and selected the employee with the median award value. After identifying the median employee, we calculated annual total compensation for the median employee according to the methodology used to report the annual total compensation of our named executive officers in the 2022 Summary Compensation Table on page 53.

— ALPHABET PAY VS. PERFORMANCE

Compensation Actually Paid

As outlined in the CD&A above, the Compensation Committee has implemented an executive compensation program that prioritizes performance and aims to align employee and stockholder interests. The following table sets forth additional compensation information for our principal executive officer (PEO) and our non-PEO named executive officers (Non-PEO NEOs), calculated in accordance with Item 402(v) of Regulation S-K, for fiscal years 2022, 2021, and 2020.

Year	Summary Compensation Table (SCT) Total for PEO ($)	Compensation Actually Paid to PEO ($)	Average SCT Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1] ($)	Alphabet TSR[2] ($)	Peer Group TSR (RDG Internet Composite Index)[2] ($)	Net Income (Millions) ($)	1-Year TSR Relative to S&P 100[3]
2022	225,985,145	115,820,786	30,766,792	(15,249,938)	131.03	81.50	59,972	14th
2021	6,322,599	267,277,583	21,657,558	72,131,743	216.42	134.41	76,033	94th
2020	7,410,162	121,360,289	55,846,864	76,136,650	132.73	137.32	40,269	72nd

(1) The Non-PEO NEOs represent the following individuals for each of the years shown: Ruth M. Porat, Prabhakar Raghavan, Philipp Schindler, and Kent Walker.

(2) Alphabet TSR reflects TSR for Alphabet's Class C shares (ticker: GOOG). Peer Group TSR is calculated based on the RDG Internet Composite index, which is used for purposes of Item 201(e) of Regulation S-K under the Exchange Act. The calculation is weighted according to the constituent companies' market capitalization at the beginning of each period for which a return is indicated.

(3) 1-Year Relative TSR is calculated as a percentile ranking, and reflects TSR for Alphabet's Class C shares (ticker: GOOG) for each period as a percentile ranking when compared to the TSR for the S&P 100 index (which is the peer group used for purposes of the performance-based awards outlined in the CD&A above).

To calculate Compensation Actually Paid (CAP), the following amounts were deducted from and added to Summary Compensation Table (SCT) total compensation:

	2022 PEO ($)	2022 Average for Non-PEO NEOs ($)	2021 PEO ($)	2021 Average for Non-PEO NEOs ($)	2020 PEO ($)	2020 Average for Non-PEO NEOs ($)
SCT Total	225,985,145	30,766,792	6,322,599	21,657,558	7,410,162	55,846,864
Adjustments						
Deduction for Amounts Reported Under the "Stock Awards" Column in the SCT (i)	(218,037,684)	(28,979,610)	0	(20,989,716)	0	(55,130,843)
Increase for Fair Value of Awards Granted during year that Remain Unvested as of Year End (ii)	213,860,445	10,808,316	0	29,055,529	0	53,762,742
Increase for Fair Value of Awards Granted during year that Vest during year (ii)	0	5,264,776	0	0	0	15,423,645
Increase/deduction for Change in Fair Value from Prior Year-end to Current Year-end of Awards Granted Prior to year that were Outstanding and Unvested as of Year-end (ii)	(79,637,516)	(24,101,414)	234,908,651	23,361,513	108,778,718	5,059,005
Increase/deduction for Change in Fair Value from Prior Year-end to Vesting Date of Awards Granted Prior to year that Vested during year (ii)	(26,349,603)	(9,008,799)	26,046,332	19,046,859	5,171,409	1,175,237
Compensation Actually Paid	**115,820,786**	**(15,249,938)**	**267,277,583**	**72,131,743**	**121,360,289**	**76,136,650**

(i) Represents the grant date fair value of equity-based awards granted each year.

(ii) Reflects the value of equity calculated in accordance with the SEC methodology for determining CAP for each year shown. For all equity awards, our methodology for calculating the value of equity remained consistent between the grant date fair value measurement reflected in row (i) and the point-in-time fair value measurements reflected in the adjustment rows that follow. In all cases, we use the closing price on the applicable date as a basis for fair value. Fair values for each PSU award are measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718).

As outlined in our CD&A, the only financial performance measure we currently incorporate within our executive pay program is Alphabet's TSR relative to the companies comprising the S&P 100. As such, and as outlined below, relative TSR is the sole and most important financial performance measure as it relates to CAP.

Most Important Performance Measures
Relative Total Shareholder Return

The PEO's CAP amounts are aligned with the Company's TSR, Net Income, and 1-Year TSR ranking relative to the S&P 100 (the Alphabet-selected measure in the CAP table above), with the highest PEO CAP in 2021 when Alphabet TSR, Net Income and 1-Year Relative TSR were at their highest during the three-year period being reported. The reported 2021 Peer Group TSR was slightly down from 2020. The reduced value of the PEO's outstanding awards in 2022, caused by a decline in our share price, was offset by a new equity award granted in December 2022. For non-PEO NEOs, CAP amounts are generally aligned with the aforementioned measures. However, 2021 was a transition year during which their equity award mix was updated to include performance-based awards, thereby reducing the target-value of grants compared to 2020. This resulted in a decline in non-PEO CAP for 2021 relative to 2020, despite the increase in the Company's TSR, Net Income, and 1-Year TSR ranking relative to the S&P 100 for 2021 relative to 2020.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2022. Information is included for equity compensation plans approved by our stockholders. As of December 31, 2022, we did not have any active equity compensation plans not approved by our stockholders. Neither shares of Class B common stock nor stock options are issued and outstanding under any of our current equity compensation plans.

Plan Category	Class of Common Stock/Capital Stock	(a) Common/ Capital Shares to be Issued Upon Exercise of Outstanding Options and Rights (#)	(b) Common/ Capital Shares Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Equity compensation plans approved by our stockholders	Class A	160[1]	—[2]
Equity compensation plans approved by our stockholders	Class C	324,139,026[3]	706,859,701[4]
Total	Class A and Class C	324,139,186	706,859,701[4]

(1) Consists of GSUs representing the right to acquire shares of our Class A common stock outstanding under our 2004 Stock Plan.

(2) We granted Class A common stock under the 2004 Stock Plan that expired in April 2014. No further grants may be made under the 2004 Stock Plan.

(3) Consists of GSUs representing the right to acquire 160 shares of Class C capital stock outstanding under our 2004 Stock Plan, GSUs representing the right to acquire 133,984,771 shares of Class C capital stock outstanding under our Amended and Restated 2012 Stock Plan, and GSUs representing the right to acquire 190,154,095 shares of Class C capital stock outstanding under our Amended and Restated 2021 Stock Plan.

(4) Consists of shares of Class C capital stock authorized to be issued pursuant to the Alphabet Inc. Amended and Restated 2021 Stock Plan, which was approved by our stockholders at the 2021 Annual Meeting of Stockholders and amended by our stockholders at the 2022 Annual Meeting of Stockholders. No further grants may be made under the 2004 Stock Plan and the Alphabet Inc. Amended and Restated 2012 Stock Plan.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

— PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth all fees paid or accrued by us for the audit and other services provided by Ernst & Young LLP during the years ended December 31, 2021 and 2022 (in thousands):

	2021 ($)	2022 ($)
Audit Fees[1]	23,880	27,676
Audit-Related Fees[2]	8,715	10,474
Tax Fees[3]	1,155	1,407
Other Fees[4]	625	1,663
TOTAL FEES	**34,375**	**41,220**

(1) **Audit Fees:** This category represents fees for professional services provided in connection with the audit of our financial statements, audit of our internal control over financial reporting, review of our quarterly financial statements, and audit services provided in connection with other regulatory or statutory filings for which we have engaged Ernst & Young LLP.

(2) **Audit-Related Fees:** This category consists primarily of system and organization controls reporting and other attest services related to information systems.

(3) **Tax Fees:** This category consists of tax compliance, tax planning, and tax advice, including foreign tax return preparation and requests for rulings or technical advice from tax authorities.

(4) **Other Fees:** This category consists of fees for permitted services other than the services reported in audit fees, audit-related fees, and tax fees.

— AUDITOR INDEPENDENCE

We maintain a policy that aims to help maintain auditor independence and our compliance with regulatory requirements by ensuring a process for: (1) internal and external auditor review of proposed services for independence; and (2) pre-approval of the services by the Audit Committee. The Audit Committee considers whether the provision of services other than audit services is compatible with maintaining Ernst & Young LLP's independence.

— PRE-APPROVAL POLICIES AND PROCEDURES

All audit and non-audit services provided by Ernst & Young LLP to us must be pre-approved in advance by the Audit Committee.

If the following conditions are met, the service will be considered pre-approved by the Audit Committee (without any further action from the Audit Committee):

- the service is identified as a permitted service, as determined by the Audit Committee each year, and
- the estimated fee for the permitted service is less than or equal to $500,000.

If the service does not meet the conditions noted above, explicit approval must be obtained from the Audit Committee, or the delegate of the Audit Committee who has been granted the authority to grant pre-approvals, before the professional from the independent registered accounting firm is engaged by Alphabet or its subsidiaries to render the service. If a pre-approval is obtained from the Audit Committee delegate, the auditor may be engaged to commence the service, but the service must still be presented to the full Audit Committee at its next scheduled meeting.

All services provided to us by Ernst & Young LLP in 2021 and 2022 were pre-approved by the Audit Committee.

REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE OF THE BOARD OF DIRECTORS

The Audit and Compliance Committee of the Board of Directors of Alphabet is comprised entirely of independent directors who meet the independence requirements of the Listing Rules of the NASDAQ Stock Market and the SEC. The Audit and Compliance Committee operates pursuant to a charter that is available on our Investor Relations website at https://abc.xyz/investor/other/board/#audit-committee.

The Audit and Compliance Committee oversees Alphabet's financial reporting process and internal control structure on behalf of our Board. Management is responsible for the preparation, presentation, and integrity of the financial statements and the effectiveness of Alphabet's internal control over financial reporting. Alphabet's independent auditors are responsible for expressing an opinion as to the conformity of Alphabet's consolidated financial statements with generally accepted accounting principles and as to the effectiveness of Alphabet's internal control over financial reporting.

In performing its responsibilities, the Audit and Compliance Committee has reviewed and discussed with management and the independent auditors the audited consolidated financial statements in Alphabet's Annual Report on Form 10-K for the year ended December 31, 2022. The Audit and Compliance Committee has also discussed with Ernst & Young LLP, Alphabet's independent auditors, the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit and Compliance Committees" issued by the Public Company Accounting Oversight Board (PCAOB).

The Audit and Compliance Committee received written disclosures and the letter from the independent auditors pursuant to the applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit and Compliance Committee concerning independence, and the Audit and Compliance Committee discussed with the auditors their independence.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee unanimously recommended to our Board that the audited consolidated financial statements be included in Alphabet's Annual Report on Form 10-K for the year ended December 31, 2022.

AUDIT AND COMPLIANCE COMMITTEE

Ann Mather, *Chair*
R. Martin "Marty" Chávez
Roger W. Ferguson Jr.

MANAGEMENT PROPOSALS TO BE VOTED ON

Proposal Number 1 Election of Directors

Nominees

The Governance Committee recommended, and our Board nominated:

- Larry Page,
- Sergey Brin,
- Sundar Pichai,
- John L. Hennessy,
- Frances H. Arnold,
- R. Martin "Marty" Chávez,
- L. John Doerr,
- Roger W. Ferguson Jr.,
- Ann Mather,
- K. Ram Shriram, and
- Robin L. Washington

as nominees for election as members of our Board at the Annual Meeting. At the Annual Meeting, eleven directors will be elected to our Board.

Except as set forth below, unless otherwise instructed, the persons appointed in the accompanying form of proxy will vote the proxies received by them for these nominees, who are all presently directors of Alphabet. In the event that any nominee becomes unavailable or unwilling to serve as a member of our Board, the proxy holders will vote in their discretion for a substitute nominee. The term of office of each person elected as a director will continue until the next annual meeting or until a successor has been elected and qualified, or until the director's earlier death, resignation, or removal.

The sections titled "Directors and Executive Officers" and "Director Selection Process and Qualifications" on pages 22 and 34 of this proxy statement contain more information about the leadership skills and other experiences that caused the Governance Committee and our Board to determine that these nominees should serve as directors of Alphabet.

Required Vote

We have implemented a majority voting standard for elections of directors. To be elected, a nominee must receive the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted FOR these nominees.

Our Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. If an incumbent director fails to receive the required number of votes for re-election, the Governance Committee will act on a prompt basis to determine whether to recommend that our Board accept the director's resignation and will submit such recommendation for prompt consideration by our Board. Our Board may accept the resignation, refuse the resignation, or refuse the resignation subject to such conditions as our Board may impose. Additional details about this process are specified in our Corporate Governance Guidelines, which are available on our Investor Relations website at https://abc.xyz/investor/other/corporate-governance-guidelines/.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

Proposal Number 2   Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2023. During the fiscal year ended December 31, 2022, Ernst & Young LLP served as our independent registered public accounting firm and also provided certain audit-related, tax, and other services. See "Independent Registered Public Accounting Firm" on page 61 of this proxy statement.

The Audit Committee believes that the continued retention of Ernst & Young LLP as our independent registered public accounting firm is in the best interests of Alphabet and our stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Alphabet and our stockholders. If our stockholders do not ratify the appointment, the Audit Committee may reconsider whether it should appoint another independent registered public accounting firm. Representatives of Ernst & Young LLP are expected to participate in the Annual Meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Required Vote

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted FOR ratification of the appointment of Ernst & Young LLP.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

Proposal Number 3   Approval of the Amendment and Restatement of Alphabet Inc. Amended and Restated 2021 Stock Plan

At the Annual Meeting, stockholders will be asked to approve the amendment and restatement of the Alphabet Inc. Amended and Restated 2021 Stock Plan (the Plan), in order to increase the maximum number of shares of our Class C capital stock that may be issued under the Plan by 170,000,000[1] shares. The amended and restated Plan also includes a recoupment provision and certain revisions to clarify the treatment of awards during an authorized leave of absence.

In April 2023, the Compensation Committee recommended, and our full Board adopted, subject to stockholder approval, the amendment and restatement of the Plan, which increases the share reserve by 170,000,000 shares of Class C capital stock. Our stockholders have previously authorized us to issue under the Plan up to a total of 1,280,200,040 shares of Class C capital stock, subject to adjustment upon certain changes in our capital structure.

The Compensation Committee and our full Board believe that in order to successfully attract and retain the best possible candidates, we must continue to offer a competitive equity incentive program. The proposed share reserve increase would allow Alphabet to continue its current granting practices.

As of December 31, 2022, of the 1,280,200,040 shares of Class C capital stock authorized for issuance under the Plan, 706,859,701 shares of stock remained available for future grants of stock awards, a number that the Compensation Committee and our full Board believes to be insufficient to meet our anticipated needs. Therefore, the Compensation Committee recommended, and our full Board approved, subject to stockholder approval, an increase in the maximum number of shares of Class C capital stock issuable under the Plan by 170,000,000 shares to a total of 1,450,200,040 shares of our Class C capital stock, subject to adjustment upon certain changes in our capital structure.

Further, in April 2023, the Compensation Committee recommended, and our full Board adopted, amendments to the Plan to: (1) reflect Alphabet's entitlement to recoup compensation, to the extent permitted or required by applicable law, Alphabet policy and/or the requirements of an exchange on which the Alphabet's shares of Capital Stock are listed for trading, including recoupment of incentive compensation from executive officers in compliance with the SEC's recently adopted clawback rules; and (2) clarify that the awards granted under the Plan will be subject to the company's leave policies as may be in effect from time to time.

Summary of the Plan

The material features of the Plan are summarized below. This summary is qualified in its entirety by reference to the full text of the Plan, which is set forth in Appendix A to this proxy statement.

Purpose

The Plan is intended to promote the interests of Alphabet and its subsidiaries (collectively, the company) and its stockholders by providing the employees and consultants of the company and members of our Board with incentives and rewards to encourage them to continue in the service of the company and with a proprietary interest in pursuing the long-term growth, profitability and financial success of the company.

Administration

The Compensation Committee shall administer the Plan in accordance with its terms. The Compensation Committee has full discretionary authority to administer the Plan, including, without limitation, the authority to (1) designate the employees and consultants of the Company and members of our Board who shall be granted incentive awards under the Plan and the amount, type and other terms and conditions of such incentive awards, and (2) interpret and construe any and all provisions of the Plan and the terms of any incentive award (and any agreement evidencing the grant of an incentive award). The Compensation Committee may exercise all discretion granted to it under the Plan in a non-uniform manner among participants. The Compensation Committee may delegate to a subcommittee of one or more members of our Board or employees of the company the authority to grant incentive awards, subject to such limitations as the Compensation Committee shall specify and to the requirements of applicable law.

---

1   On July 15, 2022, Alphabet executed a 20-for-one stock split with a record date of July 1, 2022, effected in the form of a one-time special stock dividend on each share of Class A common stock, Class B common stock, and Class C capital stock. All references made to the number of shares in this proposal and in the Plan, as well as all outstanding awards, reflect the stock dividend in accordance with the terms of the Plan.

Eligibility

Any employee or consultant of, or person who renders services directly or indirectly to, the company and any member of our Board is eligible for selection by the Compensation Committee to receive an incentive award under the Plan (such a person who is selected to receive an incentive award is referred to herein as a participant). As of December 31, 2022, the company had approximately 190,234 employees and eleven members of our Board (including three employee directors).

Shares Subject to the Plan

Currently, the maximum number of shares of Class C capital stock that may be covered by incentive awards granted under the Plan shall not exceed 1,280,200,040 shares in the aggregate, and the maximum number of shares of Class C capital stock that may be covered by incentive awards granted under the Plan that are intended to be incentive stock options (ISOs) shall not exceed 1,280,200,040 shares in the aggregate. As of December 31, 2022, of the 1,280,200,040 shares of Class C capital stock authorized for issuance under the Plan, 706,859,701 shares of stock remained available for future grants of stock awards. Assuming stockholders approve this proposal, a total of 1,450,200,040 shares of Class C capital stock will have been authorized and reserved for issuance pursuant to the Plan. Assuming stockholders approve this proposal, the maximum number of shares of Class C capital stock that may be covered by incentive awards granted under the Plan that are intended to be ISOs shall not exceed 1,450,200,040.

For purposes of these maximum share limitations, shares of Class C capital stock shall only be counted as used to the extent that they are actually issued and delivered to a participant (or such participant's permitted transferees as described in the Plan) pursuant to the Plan. Accordingly, if an incentive award is settled for cash or if shares of Class C capital stock are withheld to pay the exercise price of a stock option or to satisfy any tax withholding requirements in connection with an incentive award, only the shares issued (if any), net of the shares withheld, will be deemed delivered for purposes of determining the number of shares of Class C capital stock that are available for delivery under the Plan. In addition, shares of Class C capital stock related to incentive awards that expire, are forfeited or cancelled, or terminate for any reason without the issuance of shares shall not be treated as issued pursuant to the Plan. In addition, if shares of Class C capital stock owned by a participant (or such participant's permitted transferees as described in the Plan) are tendered (either actually or through attestation) to the company in payment of any obligation in connection with an incentive award, the number of shares tendered shall be added to the number of shares of Class C capital stock that are available for delivery under the Plan. Notwithstanding anything to the contrary herein, shares of Class C capital stock attributable to incentive awards transferred under any incentive award transfer program (as described below) shall not again be available for delivery under the Plan. As of April 4, 2023, the market value of a share of Class C capital stock was $105.12 (representing the closing price on NASDAQ on such day).

Award Types

The Plan permits grants of the following types of incentive awards subject to such terms and conditions as the Compensation Committee shall determine, consistent with the terms of the Plan: (1) stock options, including stock options intended to qualify as ISOs, (2) other stock-based awards, including in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units and (3) cash awards. Subject to the terms and conditions set forth in the Plan, incentive awards may be settled in cash or shares of Class C capital stock and may be subject to performance-based and/or service-based conditions.

Stock Options

The Plan permits the Compensation Committee to grant stock options, including ISOs, which are stock options that are designated by the Compensation Committee as incentive stock options and which meet the applicable requirements of incentive stock options pursuant to Section 422 of the Code, subject to certain terms and conditions.

Exercise Price. The exercise price per share of Class C capital stock covered by a stock option shall not be less than 100% of the fair market value of a share of Class C capital stock on the date on which such stock option is granted. For this purpose, fair market value (Fair Market Value) is determined as being equal to the closing sales price on the date of grant or, if not so reported for such day, the immediately preceding business day, of a share of Class C capital stock as reported on the principal securities exchange on which shares of Class C capital stock are listed and admitted to trading.

Terms Applicable to Stock Options. A stock option granted to a participant under the Plan allows a participant to purchase up to a specified total number of shares of Class C capital stock at a specified exercise price per share during specified time periods, each as determined by the Compensation Committee in its discretion, provided that no stock option may have a term of longer than ten (10) years.

Additional Terms for ISOs. Stock options granted under the Plan that are intended to qualify as ISOs are subject to certain additional terms and conditions as set forth in the Plan, including: (1) each stock option that is intended to qualify as an ISO must be designated as an ISO in the agreement evidencing its grant, (2) ISOs may only be granted to individuals who are employees of the Company,

(3) the aggregate Fair Market Value (determined as of the date of grant of the ISOs) of the number of shares of Class C capital stock with respect to which ISOs are exercisable for the first time by any participant during any calendar year under all plans of the Company cannot exceed $100,000, or such other maximum amount as is then applicable under Section 422 of the Code and (4) no ISO may be granted to a person who, at the time of the proposed grant, owns (or is deemed to own under the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of common stock of the Company unless (a) the exercise price of such ISO is at least one hundred ten percent (110%) of the Fair Market Value of a share of Class C capital stock at the time such ISO is granted, and (b) such ISO is not exercisable after the expiration of five years from the date it is granted. Any stock option granted under the Plan that is designated as an ISO but for any reason fails to meet the requirements of an ISO shall be treated under the Plan as a nonstatutory stock option.

Repricing Prohibited. Alphabet may not reprice any stock option granted under the Plan without the approval of the stockholders of Alphabet. For this purpose, "reprice" means (1) any of the following or any other action that has the same effect: (a) lowering the exercise price of a stock option after it is granted, (b) any other action that is treated as a repricing under U.S. generally accepted accounting principles (GAAP), or (c) cancelling a stock option at a time when its exercise price exceeds the fair market value of the underlying Class C capital stock, in exchange for another stock option, restricted stock or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction, and (2) any other action that is considered to be a repricing under formal or informal guidance issued by NASDAQ.

Term

No grants of incentive awards may be made under the Plan after June 2, 2033.

Non-Employee Director Awards

Any awards granted to non-employee members of our Board under the Plan in respect of any calendar year, solely with respect to his or her service to our Board, may not exceed $1,500,000, based on the aggregate value of cash-based awards and the fair market value of any stock-based awards granted under the Plan, in each case determined as of the date of grant. Our Board will reassess this cap at least once every five years. As of December 31, 2022, there were eight non-employee members of our Board.

Amendment and Termination

Our Board may at any time suspend or discontinue the Plan or revise or amend the Plan in any respect whatsoever, provided that to the extent that any applicable law, tax requirement or rule of a stock exchange requires stockholder approval in order for any such revision or amendment to be effective, such revision or amendment shall not be effective without such approval. No amendment will be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. Except as expressly provided in the Plan, no action under the Plan may, without the consent of a participant, reduce the participant's rights under any previously granted and outstanding incentive award.

Adjustments Upon Certain Changes

The Plan includes provisions that require or permit the Compensation Committee to make certain adjustments upon the occurrence of specified events, including provisions that provide as follows: (1) upon the occurrence of certain events affecting the capitalization of Alphabet such as a recapitalization or stock split, the Compensation Committee shall make appropriate adjustments in the type and maximum number of shares available for issuance under the Plan and the limits described above for ISOs; (2) in the event of an increase or decrease in the number or type of issued shares of common or capital stock of Alphabet without receipt or payment of consideration by the Company, the Compensation Committee shall appropriately adjust the type or number of shares subject to each outstanding incentive award and the exercise price per share, if any, of shares subject to each such incentive award; (3) in the event of a merger or similar transaction as a result of which the holders of shares of Class C capital stock receive consideration consisting exclusively of securities of the surviving corporation in such transaction, the Compensation Committee shall appropriately adjust each outstanding incentive award so that it pertains and applies to the securities which a holder of the number of shares of Class C capital stock subject to such incentive award would have received in such transaction; and (4) upon the occurrence of certain specified extraordinary corporate transactions, such as a dissolution or liquidation of Alphabet, sale of all or substantially all of the company's assets, and certain mergers involving Alphabet, and upon any other corporate change, including, but not limited to an extraordinary cash dividend, spin-off or the sale of a subsidiary or business unit, the Compensation Committee has discretion to make certain adjustments to outstanding incentive awards, cancel outstanding incentive awards and provide for cash payments to participants in consideration of such cancellation, or provide for the exchange of outstanding incentive awards.

Summary of Federal Income Tax Consequences of Awards

ISOs. A participant who is granted an ISO does not recognize taxable income at the time the ISO is granted or upon its exercise, but the excess of the aggregate fair market value of the shares acquired on the exercise date (ISO shares) over the aggregate exercise price paid by the participant is included in the participant's income for alternative minimum tax purposes. Upon a disposition of the ISO shares more than two years after grant of the ISOs and one year after exercise of the ISOs, any gain or loss is treated as long-term capital gain or loss. In such case, Alphabet would not be entitled to a deduction. If the participant sells the ISO shares prior to the expiration of these holding periods, the participant recognizes ordinary income at the time of disposition equal to the excess, if any, of the lesser of (1) the aggregate fair market value of the ISO shares at the date of exercise; and (2) the amount received for the ISO shares, over the aggregate exercise price previously paid by the participant. Any gain or loss recognized on such a premature disposition of the ISO shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on how long the shares were held by the participant prior to the sale. The amount of ordinary income recognized by the participant is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income.

Nonstatutory Stock Options. A participant who is granted a stock option that is not an ISO (a nonstatutory stock option) does not recognize any taxable income at the time of grant. Upon exercise, the participant recognizes taxable income equal to the aggregate fair market value of the shares subject to nonstatutory stock options over the aggregate exercise price of such shares. Any taxable income recognized in connection with the exercise of nonstatutory stock options by an employee is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income. The participant's basis in the option shares will be increased by the amount of ordinary income recognized. Upon the sale of the shares issued upon exercise of nonstatutory stock options, any further gain or loss recognized will be treated as long-term or short-term capital gain or loss, depending on how long the shares were held by the participant prior to the sale.

Restricted Stock and Restricted Stock Units. A participant will not recognize income at the time a restricted stock award is granted. When the restrictions lapse with regard to any portion of restricted stock, the participant will recognize ordinary income in an amount equal to the fair market value of the shares with respect to which the restrictions lapse, unless the participant elected to realize ordinary income in the year the award is granted in an amount equal to the fair market value of the restricted stock awarded, determined without regard to the restrictions. A participant will not recognize income at the time an award of restricted stock units (GSUs) or performance-based restricted stock units (PSUs) is granted. When GSUs or PSUs vest, the participant will recognize ordinary income in an amount equal to the cash paid or to be paid or the fair market value of the shares delivered or to be delivered. The amount of ordinary income recognized by the participant is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income.

Performance-Based Awards. A participant will not recognize income at the time of grant of a performance-based award. The participant will recognize ordinary income at the time the performance-based award vests in an amount equal to the dollar amount, or the fair market value of the shares of Class C capital stock, subject to the award. The amount of ordinary income recognized by the participant is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income.

Section 162(m) Compensation Deduction Limitation. In general, Section 162(m) limits Alphabet's compensation deduction to $1,000,000 paid in any tax year to any "covered employee" as defined under Section 162(m), as amended. A "covered employee" includes each individual who served as Alphabet's Chief Executive Officer or Chief Financial Officer at any time during the taxable year, each of the three other most highly compensated officers of the Company for the taxable year, and any other individual who was a covered employee of the company for the preceding tax year beginning after December 31, 2016.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Plan Benefits

The amount and timing of awards granted under the Plan are determined in the sole discretion of the administrator and therefore cannot be determined in advance. The future awards that would be received under the Plan by executive officers and other employees are discretionary and are therefore not determinable at this time.

Required Vote

Approval of the proposed amendment and restatement of the Plan to increase the maximum number of shares of our Class C capital stock that may be issued under the Plan by 170,000,000 shares requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted FOR approval of the amendment and restatement of the Plan.

Alphabet Recommendation

We believe strongly that the approval of the increase in the number shares of Class C capital stock issuable under the Plan by 170,000,000 shares is essential to our continued success. Our employees are among our most valuable assets. Equity awards provided under the Plan are vital to our ability to attract and retain outstanding and highly skilled individuals. Such awards also are crucial to our ability to motivate employees to achieve our goals. For the reasons stated above the stockholders are being asked to approve the Plan.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE ALPHABET INC. AMENDED AND RESTATED 2021 STOCK PLAN TO INCREASE THE NUMBER OF SHARES OF CLASS C CAPITAL STOCK ISSUABLE UNDER THE PLAN BY 170,000,000 SHARES.

1 Corporate Governance

2 Director and Executive Compensation

3 Audit Matters

4 Management and Stockholder Proposals

5 Questions and Answers

6 Appendices

Proposal Number 4   Advisory Vote to Approve Compensation Awarded to Named Executive Officers

As required by the SEC's proxy rules, we are seeking an advisory, non-binding stockholder vote with respect to compensation awarded to our named executive officers.

Our executive compensation program and compensation paid to our named executive officers are described on pages 46-58 of this proxy statement. Our compensation programs are overseen by the Compensation Committee and reflect our philosophy to pay all of our employees, including our named executive officers, in ways that support three primary business objectives:

- Attract and retain the world's best talent.
- Support our culture of innovation and performance.
- Align employee and stockholder interests.

We believe in pay for performance, which is reflected in our compensation design. The proportion of overall pay tied to performance is higher for employees at more senior levels in the organization, including our named executive officers, reflecting their opportunity to have more impact on company performance.

You are being asked to approve, on an advisory basis, the compensation awarded to Alphabet's named executive officers as disclosed under SEC rules, including the Compensation Discussion and Analysis, the compensation tables, and related narrative disclosures included in this proxy statement.

Required Vote

Approval of this proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Because this vote is advisory, it will not be binding upon our Board. However, the Compensation Committee will consider the outcome of the vote, along with other relevant factors, in evaluating Alphabet's executive compensation program.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION AWARDED TO ALPHABET'S NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATEMENT.

Proposal Number 5   Advisory Vote on the Frequency of Advisory Votes to Approve Compensation Awarded to Named Executive Officers

As required by the SEC's proxy rules, we are seeking an advisory, non-binding stockholder vote about how often we should present stockholders with the opportunity to vote on compensation awarded to our named executive officers. You may elect to have the vote held every year, every two years, or every three years, or you may abstain.

We recommend that this advisory vote be held once every three years. The company and our Board believe that a triennial voting frequency is aligned with our long-term compensation philosophy, and provides our stockholders with an appropriate horizon over which to evaluate the efficacy of our compensation program and policies in achieving long-term business results. We also believe that a three-year timeframe provides a better opportunity to observe and evaluate the impact of any changes to our executive compensation policies and practices that have occurred since the last advisory vote.

Required Vote

The frequency that receives the highest number of votes will be deemed to be the frequency selected by the stockholders. Because this vote is advisory, it will not be binding upon our Board. However, the Compensation Committee will consider the outcome of the vote, along with other relevant factors, in recommending a voting frequency to our Board.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR A FREQUENCY OF ONCE EVERY "**3 YEARS**" FOR THE STOCKHOLDER ADVISORY VOTE ON COMPENSATION AWARDED TO OUR NAMED EXECUTIVE OFFICERS.

STOCKHOLDER PROPOSALS

OUR APPROACH TO STOCKHOLDER PROPOSALS

We are committed to advancing our practices, policies, and disclosures in ways that further the interests of the company and our stakeholders and ultimately contribute to strong business outcomes and stockholder value creation.

We recognize that the submission of proposals for vote at our Annual Meeting is one mechanism for our stockholders to convey their priorities, perspectives, and issues of concern. Our Board and management team assess each proposal request carefully and discuss them with internal subject matter experts who have deep insight into our current approach to the matters raised by the proposals. In many instances, we engage directly with the proponents, which enables us to better understand their objectives and give us an opportunity to elaborate on our initiatives, policies, and practices. We prioritize those engagements where we believe direct dialogue will be most constructive to our ongoing efforts in these areas.

Stockholder proposals often request that we prepare a report, adopt a policy, or implement new (or different) processes. We do appreciate the issues raised in many of the proposals, and in many cases we have already taken actions to address them, rendering the implementation of a specific proposal unnecessary or not the best use of company resources. While our actions may not be exactly as prescribed in a proposal, they are designed to further the long-term interests of the company, our stockholders, and other stakeholders.

For example, we are proud of the leadership role our company has played in advancing transparency on important issues. In 2010, we were one of the first in our industry to issue annual Transparency Reports, which share data on how we handle content that violates our policies, as well as how we handle government requests for removal content. We were also one of the first technology companies to publish numbers about the diversity of our workforce beginning in 2014. In 2018, we launched a quarterly YouTube Community Guidelines Enforcement Report, which we have expanded and refined over the years to include additional data like channel removals, the number of comments removed, the policy reason why a video or channel was removed, and appeals data.

We have continued to thoughtfully add to and enhance our disclosures, often as a result of our ongoing engagement with external experts, in alignment with the requirements of our business as it evolves, and in ways that do not compromise competitively sensitive information or stockholder value.

Various stockholders have submitted Proposal Numbers 6-18 for our Annual Meeting. While a number of these proposals contain claims that we believe are incorrect or misleading, we have not attempted to refute all of them.

Below we describe our Board's rationale for recommending against each stockholder proposal submitted for our Annual Meeting.

Proposal	Alphabet Board Voting Recommendation	Rationale
STOCKHOLDER PROPOSALS:		
(6) Stockholder proposal regarding a lobbying report (page 76)	**AGAINST**	• We already publish extensive lobbying disclosures, which address much of the information requested in the proposal • Our lobbying transparency efforts have been recognized as best in class • We have robust oversight mechanisms in place including oversight by our Board and senior management team
(7) Stockholder proposal regarding a congruency report (page 78)	**AGAINST**	• We seek to advance the best interests of the company and our stockholders in partnering with various organizations • Our collaboration with organizations does not reflect an endorsement of their entire agendas

Proposal	Alphabet Board Voting Recommendation	Rationale
(8) Stockholder proposal regarding a climate lobbying report (page 80)	**AGAINST**	• We already publish extensive lobbying disclosures including on climate-related topics • We assess alignment of our trade association participation with the goals of the Paris Agreement • We engage with our trade associations to encourage alignment between our core public policy objectives and their policy advocacy activities, including on climate change
(9) Stockholder proposal regarding a report on reproductive rights and data privacy (page 83)	**AGAINST**	• We have policies and procedures for evaluating and responding to requests for user information, and routinely push back on overbroad or otherwise inappropriate demands • We provide robust privacy controls and practice data minimization for users, and are committed to improving our privacy protections when appropriate, especially around health-related topics
(10) Stockholder proposal regarding a human rights assessment of data center siting (page 86)	**AGAINST**	• Our existing disclosures already provide transparent information on how we oversee, evaluate and manage human rights-related risks, including those related to data center siting • Our human rights governance and management structure provides effective oversight of key human rights risks and mitigation strategies
(11) Stockholder proposal regarding a human rights assessment of targeted ad policies and practices (page 89)	**AGAINST**	• Our existing policies are designed to safeguard user privacy and work in tandem with our human rights governance and management structure • Through our Privacy Sandbox commitments, we collaborate with regulators and others across the digital advertising ecosystem to improve privacy and test new methodologies • We have already updated our Privacy Sandbox initiative to address concerns similar to those raised in this proposal
(12) Stockholder proposal regarding algorithm disclosures (page 92)	**AGAINST**	• We already disclose significant information about our advertising and search policies and procedures and our transparency efforts are informed by multiple frameworks • Disclosure of additional details on proprietary algorithmic systems could be used to compromise our operations and the quality of our services
(13) Stockholder proposal regarding a report on alignment of YouTube policies with legislation (page 95)	**AGAINST**	• We already provide significant information about YouTube's policies and procedures to further our commitment to online safety and have intensified our regulatory readiness initiatives under appropriate senior management and Board oversight • We have published a number of substantive disclosures to meet rigorous reporting requirements, and we are transparent about our compliance
(14) Stockholder proposal regarding a content governance report (page 98)	**AGAINST**	• We have appropriate safeguards in place to ensure our policies are designed and enforced in ways that are free from improper bias • We devote substantial effort to preventing misuse of our platforms and ensuring content is appropriately provided and supported by effective oversight and transparency on enforcement actions
(15) Stockholder proposal regarding a performance review of the Audit and Compliance Committee (page 101)	**AGAINST**	• Our Board believes that our Audit and Compliance Committee has the requisite experience, skill set, and protocols to conduct the robust risk oversight sought by the proponent, and that a third-party assessment would not result in better direction or performance
(16) Stockholder proposal regarding bylaws amendment (page 103)	**AGAINST**	• We amended our Bylaws in October 2022 following SEC rule changes and careful deliberations by our Board, and the amended Bylaws largely include the advance notice provisions requested by the proponent

Proposal	Alphabet Board Voting Recommendation	Rationale
(17) Stockholder proposal regarding "executives to retain significant stock" (page 105)	**AGAINST**	• Our existing stock ownership guidelines and policies effectively align senior management and stockholder interests, and our executive compensation programs reinforce this alignment
(18) Stockholder proposal regarding equal shareholder voting (page 107)	**AGAINST**	• Our strong governance practices and current capital structure have provided significant long-term stability to the company and have proven beneficial to stockholders through the delivery of exceptional returns over the life of the company

Upon receiving an oral or written request, we will promptly provide the address and the number of known voting securities held by the proponents of the stockholder proposals. You may request this information via mail, email, or phone, as follows:



Alphabet Inc.
Attn: Corporate Secretary
1600 Amphitheatre Parkway
Mountain View, California 94043



Email: corporatesecretary@abc.xyz



(650) 253-3393

Proposal Number 6   Stockholder Proposal Regarding a Lobbying Report

United Church Funds has advised us that it intends to submit the proposal set forth below for consideration at our Annual Meeting.

Whereas, full disclosure of Alphabet's lobbying activities and expenditures to assess whether its lobbying is consistent with Alphabet's expressed goals and stockholders' best interests.

Resolved, stockholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Alphabet used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Alphabet is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating Committee and posted on Alphabet's website.

Supporting Statement

Alphabet spent $105,845,000 on federal lobbying from 2015 – 2021. This does not include state lobbying. Alphabet lobbied in at least 38 states in 2021. Alphabet also lobbies abroad, "being accused of shady lobbying"[1] and spending between €6,000,000 – 6,499,999 on lobbying in Europe for 2021.

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity.[2] Alphabet lists support of 369 trade associations (TAs), social welfare groups (SWGs) and nonprofits for 2022, yet fails to disclose its payments, or the amounts used for lobbying. Alphabet belongs to the Chamber of Commerce and Business Roundtable, which have spent over $2.1 billion on lobbying since 1998, supports SWGs that lobby like National Taxpayers Union[3] and Taxpayers Protection Alliance,[4] and funds controversial nonprofits like the Federalist Society[5] and Independent Women's Forum, which "routinely pushes policy positions that are highly favorable to its corporate donors."[6]

Alphabet's lack of disclosure presents reputational risks when its lobbying contradicts company public positions or hides payments to SWGs. Alphabet has drawn attention for funding "dark money groups" to oppose antitrust regulation.[7] Highlighting dark money risks, utility FirstEnergy was fined $230 million for funneling $60 million through SWG Generation Now in a bribery scandal.[8] On company positions, Alphabet believes in addressing climate change, yet the Business Roundtable lobbied against the Inflation Reduction Act.[9] And while Alphabet does not belong to the American Legislative Exchange Council, which is attacking so called woke capitalism,[10] it is represented by the Chamber, NetChoice and National Taxpayers Union, which all sit on its Private Enterprise Advisory Council.

Last year, this proposal received majority support from outside shareholders.

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(1) https://www.politico.eu/article/big-tech-companies-face-potential-eu-lobbying-ban/.
(2) https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.
(3) https://time.com/6182329/the-strange-coalition-in-congress-poised-to-score-a-major-win-against-big-tech/.
(4) https://www.opensecrets.org/news/2021/06/dark-money-groups-battle-efforts-to-limit-big-tech/.
(5) https://www.cnbc.com/2021/01/15/federalist-society-under-fire-after-leader-spoke-at-pro-trump-rally-before-riot.html.
(6) https://theintercept.com/2022/10/01/roe-amazon-google-facebook-independent-womens-forum/.
(7) https://www.opensecrets.org/news/2021/06/dark-money-groups-battle-efforts-to-limit-big-tech/.
(8) https://www.npr.org/2021/07/23/1019567905/an-energy-company-behind-a-major-bribery-scandal-in-ohio-will-pay-a-230-million-.
(9) https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.
(10) https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-aut onomy-and-more-at-its-annual-meeting/.

Alphabet Opposing Statement

Our Board, which provides oversight of Google's corporate political policies and activities, believes that participating in the political process in a transparent manner is an important way to enhance stockholder value and promote good corporate citizenship. Our engagement with policymakers and regulators is guided by a commitment to ensure our participation is open, transparent, and clear to our users, stockholders, and the public.

Our Board is committed to transparency in our public policy and lobbying activities. Our transparency efforts were recognized in the 2022 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, and Google's U.S. Public Policy Transparency website already contains much of the information requested by the proposal. Our Board therefore believes that the report requested by this proposal would not provide substantial additional information to our stockholders and recommends a vote AGAINST this proposal.

We Already Provide Transparency and Publish Extensive Lobbying Disclosures

Google has long been a champion of disclosure and transparency, and has adopted a transparency policy for our public policy activities, including our lobbying efforts. Google's U.S. Public Policy Transparency website includes robust and detailed disclosures, including:

- Our governance and management structure, policies, and procedures regarding oversight and compliance of our lobbying and political engagement activities, including a policy prohibiting trade associations and other organizations from using Google funds for political expenditures.
- Key issues informing our public policy work and our positions on a range of important issues.
- Links to publicly available reports on our federal lobbying activity and NetPAC filings and details of contributions to national committees and organizations, state and local candidates, and other political organizations.
- List of trade associations, independent organizations, and other tax-exempt groups that receive the most substantial contributions from Google's U.S. Government Affairs and Public Policy team.

Additionally, in compliance with applicable laws, Google discloses a significant amount of information in publicly available filings at the state and local level in the U.S.

We Maintain Executive and Board Oversight of Political Engagement

Our Board and senior management team oversees our corporate political activity to ensure appropriate policies and practices are in place and that it serves the interest of our stockholders. The Governance Committee reviews Google's corporate political policies and activities, including expenditures made with corporate funds, Google's NetPAC contributions, direct corporate contributions to state and local political campaigns, and our policy prohibiting trade associations and other organizations from using Google funds for political expenditures.

Google's U.S. Government Affairs and Public Policy Team interacts with government and elected officials to explain our products and promote innovation and the growth of the web. The Google Vice President who leads this team works directly with Kent Walker, Google's President for Global Affairs, who reports to Google's CEO.

Google's Ethics and Business Integrity team ensures compliance with all relevant political laws. The Ethics and Business Integrity team provides training on applicable laws and has implemented approval processes for Google's political contributions and public reporting of political contributions with Ethics and Business Integrity reviews.

Our Practices Are Recognized as Best in Class

Our transparency efforts have been recognized in the 2022 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, which has noted Alphabet's high level of disclosure and named us a "trendsetter" — its highest category — for four consecutive years.

Given the depth and breadth of our existing disclosures and frequency of our updates to our stockholders and the public about our public policy activities, our Board does not believe that implementing this proposal would provide additional benefit to our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 7   Stockholder Proposal Regarding a Congruency Report

The National Center for Public Policy Research has advised us that it intends to submit the proposal set forth below for consideration at our Annual Meeting.

Congruency Report of Partnerships with Globalist Organizations

Resolved: We request that Alphabet Inc. (the "Company") publish a report, at reasonable expense, analyzing the congruency of voluntary partnerships with organizations that facilitate collaboration between businesses, governments and NGOs for social and political ends against the Company's fiduciary duty to shareholders.

Supporting Statement:

Alphabet does not list the World Economic Forum (WEF), Council on Foreign Relations (CFR), Business Roundtable (BR) or other similar globalist organizations among its partners or as recipients of contributions;[1] however, WEF and CFR do list the Company as a partner,[2] BR lists CEO Sundar Pichai among its members,[3] and Google founders Larry Page and Sergey Brin both graduated from WEF's "Young Global Leaders" program.[4] Why the inconsistency? Why is the Board concealing these partnerships, amongst other similar ones, from shareholders?

Alphabet's legal duty as a Delaware business corporation requires it to first serve the interests of its shareholders.[5] Because Alphabet is not a public benefit corporation,[6] all additional Company actions and expenditures with third parties must be shown by the Board to be congruent with the interests of shareholders and the Company's fundamental purpose.

However, the agendas of WEF, CFR, BR and other such organizations are antithetical with the Company's fiduciary duty. This obliges the Board to explain how these partnerships serve the interests of shareholders (rather than Directors).

WEF, for example, describes itself as an "international organization for public-private cooperation," and that it was "founded on the stakeholder theory, which asserts that an organization is accountable to all parts of society."[7]

Similarly, CFR describes itself as a "membership organization" for both "government officials" and "business executives" on an international scale,[8] and BR pretended to redefine "the purpose of a corporation" such that a corporation ought to cater to the special interests of "stakeholders" rather than the fundamental interests of its owners, the shareholders.[9]

Those agendas are incongruent with the interests of Alphabet shareholders and the traditional – and legally binding – definition of a corporation. The more the Board pays favor to hand-picked "stakeholders," the less it's accountable to capital-providing shareholders. In partnering and conspiring with WEF and others, then, Alphabet shareholders are funding the efforts designed to debase their own influence as shareholders within the Company.

But most importantly, it's the radical agendas of these organizations that makes partnering with them so troubling, not to mention inconsistent with the values of most shareholders.

For example, WEF openly advocates for transhumanism,[10] abolishing private property,[11] eating bugs,[12] social credit systems,[13] "The Great Reset,"[14] and host of other blatantly Orwellian objectives.

Most Alphabet shareholders are unaware (since the Board hides it from them) that their capital is in part being used to pursue this anti-human, anti-freedom agenda. Moreover, none of this is congruent with the Company's basic purpose of providing value to shareholders by serving customers.

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(1) https://www.google.org/our-work/; https://www.google.org/racial-justice/; https://impactchallenge.withgoogle.com/bayarea2021/charities; https://www.google.com/nonprofits/success-stories/; https://impactchallenge.withgoogle.com/womenandgirls2021/organizations; https://www.influencewatch.org/non-profit/google-foundation/; https://blog.google/outreach-initiatives/google-org/giving-2-billion-to-nonprofits-since-2017/; https://sustainability.google/for-partners/partner-stories/; https://abc.xyz/investor#esg-updates

(2) https://www.weforum.org/partners/; https://www.cfr.org/membership/corporate-members

(3) https://www.businessroundtable.org/about-us/members

(4) https://web.archive.org/web/20051029210229/; http://www.younggloballeaders.org/scripts/modules/Profiles/page11265.html; https://web.archive.org/web/20051029205517/; http://www.younggloballeaders.org/scripts/modules/Profiles/page11251.html

(5) https://law.justia.com/cases/delaware/court-of-chancery/2012/ca-7164-vcn-0.html, et al.

(6) https://delcode.delaware.gov/title8/c001/scl5/index.html

(7) https://www.weforum.org/about/world-economic-forum/

(8) https://www.cfr.org/about

(9) https://www.businessroundtable.org/purposeanniversary

(10) https://www.weforum.org/about/the-fourth-industrial-revolution-by-klaus-schwab

(11) https://web.archive.org/web/20200919112906/; https://twitter.com/wef/status/799632174043561984

(12) https://www.weforum.org/agenda/2021/07/why-we-need-to-give-insects-the-role-they-deserve-in-our-food-systems/

(13) https://www.weforum.org/reports/identity-in-a-digital-world-a-new-chapter-in-the-social-contract

(14) https://www.weforum.org/focus/the-great-reset

Alphabet Opposing Statement

Our Board believes that our company's current approach to partnering with third-party organizations, along with our existing disclosures, appropriately advances the interest of the company and serves the best interests of our stockholders. As publicly stated on Google's U.S. Public Policy Transparency website, our sponsorship or collaboration with third-party organizations does not reflect an endorsement of their entire agendas. Our Board therefore believes that the report requested by this proposal would not provide useful information to our stockholders and recommends a vote AGAINST this proposal.

We Transparently Partner With Organizations to Advance the Best Interests of the Company and Our Stockholders

As a public company, we are committed to serving the best interests of our stockholders, which is why we engage on a range of topics with a broad range of organizations on causes that are important to our business.

We regularly update Google's U.S. Public Policy Transparency website to provide a listing of politically engaged trade associations, independent organizations, and other tax-exempt groups that receive the most substantial contributions from Google's U.S. Government Affairs and Public Policy team, including organizations the proponent incorrectly asserts we have not disclosed, such as Business Roundtable. The Governance Committee helps to shape our overall corporate governance strategy and reviews Google's corporate political policies and activities, including expenditures made with corporate funds, Google's NetPAC contributions, direct corporate contributions to state and local political campaigns, and our policy prohibiting trade associations and other organizations from using Google funds for political expenditures and activities.

Further, several of our executives have publicly disclosed their participation in discussions facilitated by organizations, like the World Economic Forum, where we have engaged on key issues affecting the company. For example, Kent Walker, Google's President for Global Affairs, tweeted regarding his participation on a panel discussing the future of technology and digital Europe, and Kate Brandt, Google's Chief Sustainability Officer, tweeted regarding her participation on panel discussions on climate.

Our Participation in Organizations Does Not Reflect an Endorsement of Their Agendas

Our engagement with policymakers and regulators is guided by a commitment to ensuring our participation is open, transparent, and clear to our stockholders, users, and the public. We respect the independence and agency of trade associations and third parties to shape their own policy agendas, events, and advocacy positions. Our sponsorship or collaboration with an organization does not mean that we endorse its entire agenda, its events or advocacy positions, or the views of its leaders or members. We prohibit trade associations and other tax-exempt organizations such as 501(c)(4)s from using dues or payments made by us for political expenditures. We inform trade associations and other organizations of this policy by sending an electronic transmittal letter outlining the parameters of our prohibition with every payment we make. To ensure that organizations are abiding by our policy, Google reserves the right to terminate all payments immediately if we find that any portion of our contributions have been used for political expenditures.

We believe it is important to be an active participant in organizations to support issues that are important to our business and ultimately to our stockholders, and we remain committed to being transparent regarding that participation. As a result, our Board does not believe that implementing this proposal would be useful for our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

> OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 8   Stockholder Proposal Regarding a Climate Lobbying Report

Boston Trust Walden Company and Zevin Asset Management, as lead filers, and the Benedictine Sisters of Virginia and the Benedictine Sisters of Mount St. Scholastica, as co-filers, along with a number of other co-filers, whose names, addresses, and stockholdings will be provided by us upon request, have advised us that they intend to submit the proposal set forth below for consideration at our Annual Meeting.

Whereas: Regular examination of the alignment of lobbying activities (direct and indirect) with corporate public commitments and policies is an increasingly important requirement of strong corporate governance.

Resolved: Shareholders request the Alphabet Inc. Board of Directors within the next year conduct an evaluation and issue a report (at reasonable cost, omitting proprietary information) describing its framework for identifying and addressing misalignments between Alphabet's lobbying (directly and indirectly through trade associations and social welfare and nonprofit organizations) and Alphabet's commitments to mitigate climate impact and its support of the Paris Agreement, which seeks to limit average global warming to no more than 1.5 degrees Celsius by 2030. The report should include essential elements, such as the criteria used to assess alignment; the strategies used to address any misalignment; and circumstances under which these strategies are implemented.

Supporting Statement: Corporate lobbying activities inconsistent with meeting the goals of the Paris Agreement present regulatory, reputational, and legal risks to companies. Such policy engagement also presents systemic risks to economies and markets, as delays in implementation of the Paris Agreement increase the physical risks of climate change, undermine economic stability, and introduce uncertainty and volatility into our investment portfolios. We believe Paris-aligned climate lobbying helps mitigate these risks and contributes positively to the long-term value of companies.

Alphabet publicly supports the goals of the Paris Agreement, advocates for specific science-based climate policies, leads investment in carbon-free energy, and maintains a policy for Google advertisers, publishers and YouTube creators "that will prohibit ads for, and monetization of, content that contradicts well-established scientific consensus around the existence and causes of climate change."[1] Alphabet also discloses an extensive list of its memberships in trade associations and policy-focused non-profits.

Alphabet does not, however, disclose whether its lobbying practices (directly and indirectly) align with the Paris Agreement's aims or Alphabet's own carbon-free energy target, nor company actions to address instances of misalignment.

Of particular concern are industry and policy groups that represent business but too often present obstacles to global emissions reductions, and regulation or legislation addressing climate risk. A review of Alphabet's disclosed memberships[2] reveals inconsistencies with Alphabet's actions on, and commitments to, the Paris Agreement and the prevailing science.[3][4][5] For example, Alphabet discloses it is a member of the US Chamber of Commerce, which has spent nearly $1.8 billion on federal lobbying since 1998.[6] The Chamber lobbied strongly against the Inflation Reduction Act, the most ambitious climate policy in U.S. history.[7]

An alignment assessment can help to identify and address risks presented by misalignment and protect the credibility of Alphabet's leadership efforts on climate.

Thus, we urge the Board and management to conduct a comprehensive review of Alphabet's lobbying and public policy activity, assessing the degree of alignment with the Paris Agreement's objectives, and detailing clear plans for action to address any misalignment. This proposal was introduced with Alphabet last year and earned 55.6% of the outside vote.

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(1) https://support.google.com/google-ads/answer/11221321?hl=en
(2) https://kstatic.googleusercontent.com/files/565eb487f8cf9f96af89a4147ee79eb4cf3989d3c3953197b1e36e65e132b57ffaebccfb03ed62c57b8ffc5cd
83654686f6b5160a97d3b561bc65ce5206012e9
(3) https://cei.org/sites/default/files/20170508%20CEI%20Paris%20Treaty%20with%20logos%20-%2044%20Final.pdf
(4) https://www.aei.org/politics-and-public-opinion/its-time-to-cancel-the-climate-crisis/
(5) https://www.heritage.org/renewable-energy
(6) https://www.opensecrets.org/
(7) https://ceres.org/sites/default/files/reports/2022-11/RPE%20Report_Nov22.pdf

Alphabet Opposing Statement

Google consistently champions international action to address climate change, and to that end, we continue to support the Paris Climate Accords through our public policy engagement and advocacy. Our Board believes that our existing disclosures on lobbying and transparent reporting on our climate-related activities, combined with our climate change strategy that includes participation in climate policy trade associations, make the additional reporting requested by this proposal unnecessary and duplicative, and therefore recommends a vote AGAINST this proposal.

Our Transparent and Extensive Lobbying Disclosures Include Information on Climate-Related Lobbying

As described above, Google's U.S. Public Policy Transparency website provides robust and regularly updated disclosures on topics, including our lobbying-related governance and policies, key issues informing our public policy work, regular reporting on our lobbying expenditures, and a list of trade associations in which we participate.

Our reporting also includes transparent disclosure on instances where we have engaged in lobbying activity specifically on climate-related issues. For instance, our most recent federal lobbying report, covering Q4 2022, includes our lobbying efforts with regard to U.S. federal climate and energy policy, including the Clean Energy for Americas Act, the CLEAN Future Act, the Infrastructure Investment and Jobs Act, and Clean Electricity Performance Program provisions of the Build Back Better Act, the wholesale market expansion and reform provisions of the Energy and Water Development and Related Agencies Appropriations Act 2022, and the energy provisions of the Inflation Reduction Act, all of which align with our advocacy for ambitious federal climate and clean energy policies.

Our Board and senior management team oversees our corporate political activity to ensure appropriate policies and practices are in place and serving the interest of our stockholders. The Governance Committee reviews Google's corporate political policies and activities, including expenditures made with corporate funds, Google's NetPAC contributions, direct corporate contributions to state and local political campaigns, and our policy prohibiting trade associations and other organizations using Google funds for political expenditures.

We Advance Sustainability Through Trade Association Participation

As we have shared with the proponent, our participation in various trade associations provides us the platform to conduct robust and productive engagement on climate policy. We advocate for strong climate policy outcomes as members of numerous trade associations and third party groups, including Advanced Energy Economy, the American Clean Power Association, the American Council on Renewable Energy, the Asia Clean Energy Coalition, the Carolinas Clean Energy Business Association, the Clean Energy Buyers Association, the European Climate Neutral Data Center Pact, Glasgow is our Business, the Japan Climate Leaders Partnership, the RE100, RE-Source, Smart Electric Power Alliance, Solar Power Europe, Wind Europe, and the United Nations 24/7 Carbon-Free Energy Compact, amongst others. These organizations publicly disclose our participation in their membership information materials.

We are also members of the U.S. Chamber of Commerce, Business Roundtable, and other business trade associations, where we are engaged in climate and energy policy issues. For example, we are a founding member of the Chamber's Task Force on Climate Actions, and we have engaged within the Task Force since its inception to support constructive engagement by the Chamber on climate policy to create a zero-carbon economy. We also participate in staff level discussions on the Business Roundtable's Energy and Environment committee.

We participate in trade associations to advance the interests of our company and our stockholders. We respect the independence and agency of trade associations and third parties to shape their own policy agendas, events, and advocacy positions. Our sponsorship or collaboration with an organization does not mean that we endorse its entire agenda, its events or advocacy positions, or the views of its leaders or members. We assess alignment of our trade association participation with the goals of the Paris Agreement, and engage within organizations to support advocacy for climate policy needed to limit warming to 1.5° Celsius and to create a prosperous and competitive zero-carbon economy. We are in dialogue with our trade associations to encourage alignment between our core public policy objectives and their policy advocacy activities, including on climate change.

We Have Highlighted Our Support for the Paris Agreement and Our Positions and Actions on Climate Change and Clean Energy

Google has long supported international action on climate change. We have demonstrated this commitment through our ongoing public support of the Paris Agreement, our collaboration with our peers and key stakeholders, and our active engagement with policymakers to drive climate action. We were an official partner at COP-27 in 2022, where we participated in over 50 events and moments throughout the conference with public sector leaders from the U.S., Europe, Africa, the Middle East, and Asia to call for amplified ambition on climate and to showcase the role that the technology sector can play in enabling climate mitigation and adaptation.

Google has consistently supported strong climate policies in our public policy engagement and advocacy. In 2020, we published a climate change public policy position statement within our discussion paper, *Realizing a carbon-free future: Google's Third Decade of Climate Action,* expressing our support for public policies that strengthen global climate action efforts through the Paris Agreement, establish emissions reduction targets and technology-neutral pathways to achieve a carbon-free economy, and accelerate the development and deployment of next generation low-carbon technology, amongst other provisions. We also expressed support for the clean energy and climate provisions in the Inflation Reduction Act, as noted in our blog post, *A climate and clean energy renaissance in the U.S.*, published in August 2022.

We have led significant public policy engagement to support strong climate outcomes. For instance, in the U.S. last year, we provided comments to the SEC's proposed rule on enhanced climate-related disclosure in partnership with nine peer tech companies stating our support for regular and consistent reporting of climate-related matters and noting that investors need consistent, comparable, and reliable information on the material risks and impacts of climate-related events and transition activities. We also filed comments on the Clean Hydrogen Production Standard draft guidance, highlighting the need for strong requirements to ensure that clean hydrogen is produced using clean electricity, and filed comments with the Federal Energy Regulatory Commission emphasizing the importance of reforms to bring new clean energy resources onto the grid. In Europe, we advocated for the measures in the EU Renewable Energy Directive to support 24/7 carbon-free energy supply models that enable companies to source clean energy for their operations. At the World Economic Forum Annual Meeting in 2022, Google joined the U.S. State Department's First Movers Coalition as a champion for the Carbon Dioxide Removal sector, committing to contract for durable and scalable net carbon dioxide removal to be achieved by the end of 2030.

Our ambitious climate goals for our own operations reflect our commitment to mitigating our climate impacts, including our previously shared goal to achieve net-zero emissions across our operations and value chain and to become the first major company to operate on carbon-free energy 24 hours a day, seven days a week, 365 days a year by 2030. We disclose our emissions performance annually in our Environmental Report and through the CDP Climate survey.

Our comprehensive lobbying disclosures, with oversight from our Board, provide the information needed by our stockholders and other stakeholders to understand the scope of these activities, including as it relates to our positions on climate change and the Paris Agreement. Our Board therefore does not believe that implementing this proposal would provide additional benefit to our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 9　Stockholder Proposal Regarding a Report on Reproductive Rights and Data Privacy

Arjuna Capital, on behalf of Elizabeth Bartle, has advised us that it intends to submit the proposal set forth below for consideration at our Annual Meeting.

Reproductive Rights and Data Privacy

WHEREAS: Following revocation of the constitutional right to an abortion in June 2022, policymakers are concerned about the use of personal digital data for the enforcement of state laws that ban or restrict abortion access. As one of the nation's largest technology companies, these developments could have a significant impact on Alphabet's subsidiary, Google, which has been described by tech watchdogs as "the cornerstone of American policing" with respect to government digital data requests.[1]

Law enforcement data demands may seek evidence of consumer acts concerning their reproductive health that were legal in the state where they occurred, but illegal in the consumer's state of residence. Although Google pledged to protect abortion-related data,[2] research shows that the Company still retains location search query by default and location history data for certain users.[3]

Law enforcement may access this consumer data via keyword or geofence warrants. Keyword warrants seek information on users who have searched specific terms on Google.com. Geofence warrants seek information about devices that crossed into a defined area, such as an abortion clinic, during a designated time. Politico reported that Google "received 5,764 geofence warrants between 2018 and 2020 from police in the 10 states that have banned abortion as of July 5, 2022."[4]

Experts on reproductive rights and privacy have also "documented how police and prosecutors wield laws and data" to camouflage abortion-related criminal charges in their data demands.[5] In 2021 alone, Google received 97,735 U.S.-based government requests,[6] most of which involved criminal matters.[7] The Company at least partially complied with about 83 percent of those requests. Google stressed that even with the Company's careful scrutiny of law enforcement data demands, consumers involved in abortion-related acts may still be exposed to criminal prosecutions.

Over 650 Google employees have already petitioned Alphabet top executives to safeguard people's abortion-related search and location data.[8] To protect consumers as well as the Company's reputation, Alphabet should decrease the potentially personal sensitive information it collects and retains from users.

RESOLVED: Shareholders request that the Board issue a public report assessing the feasibility of reducing the risks of abortion-related law enforcement requests by expanding consumer privacy protections and controls over sensitive personal data. The report should be produced at reasonable expense, exclude proprietary or privileged information, and published within one year of the annual meeting.

SUPPORTING STATEMENT: Shareholders recommend that the Board receive input from reproductive rights and civil liberties organizations, and that the report include, at board and management discretion:

(1) An assessment of the feasibility of a default policy wherein all Google searches related to reproductive health are automatically deleted from a user's history; and,

(2) A statement explaining how the Company will fully satisfy its stated policy of protecting users' abortion-related location data.

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(1) https://www.npr.org/2022/07/11/1110391316/google-data-abortion-prosecutions
(2) https://blog.google/technology/safety-security/protecting-peoples-privacy-on-health-topics/
(3) https://accountabletech.org/research/googles-data-collection-and-policies-could-endanger-those-seeking-abortions/
(4) https://www.politico.com/news/2022/07/18/google-data-states-track-abortions-00045906
(5) https://www.latimes.com/opinion/story/2022-08-23/facebook-abortion-data-privacy-nebraska
(6) https://transparencyreport.google.com/user-data/overview?user_requests_report_period=authority:US
(7) https://support.google.com/transparencyreport/answer/9713961?hl=en#zippy=%2Cif-google-receives-a-request-for-user-information-will-google-tell-the-account-holder-about-it%2Chow-does-google-handle-government-requests-for-user-information%2Cwhat-is-a-government-request-for-user-information
(8) https://twitter.com/AlphabetWorkers/status/1560253968889966593

Alphabet Opposing Statement

Google has policies and procedures for evaluating and responding to requests for user information and routinely pushes back on overbroad or otherwise inappropriate demands. We also maintain robust privacy controls and tools that empower users to manage data privacy, and practice data minimization on behalf of our users. We advocate for limits on government access to user data to support a consistent and transparent approach across our industry and actively engage with key stakeholders, including civil liberties, civil rights, and reproductive healthcare groups. Given our existing strong approach, our Board does not believe it is in the best interest of our stockholders to develop the report requested by the proposal and recommends a vote AGAINST this proposal.

We Routinely Push Back on Overbroad or Otherwise Inappropriate Requests for User Information

A variety of laws allow federal, state, and local government agencies to request the disclosure of user information for civil, administrative, criminal, and national security purposes. Google maintains policies and procedures for evaluating each request to assess its validity and to make sure it satisfies applicable laws. If a request asks for too much information, we work to narrow or modify it. And we have a long track record of challenging overly broad or otherwise inappropriate demands and objecting to some demands entirely. These efforts help ensure legal and privacy protections for Google users and guard against overbroad disclosures.

Consistent with California AB 1242, Google also specifically asks U.S. state law enforcement officials to attest that their requests for user data do not pertain to certain abortion-related investigations as set forth in that law.

When we receive a request from a government agency, we send an email to the user account or account administrator before disclosing information, unless the account has been disabled or hijacked, there are exigent circumstances, or we are legally prohibited from providing notice. Google has also long advocated for transparency for both our users and the public. We were the first major company to publish a public transparency report that presents a comprehensive data set encompassing all demands we receive from government agencies for user information.

We Provide Robust Privacy Controls and Practice Data Minimization for Our Users

Protecting our users' privacy and securing their data is core to Google's work. That is why we design products to help people keep their personal information private, safe, and secure. We regularly evaluate our policies and procedures, and implement appropriate changes that address the evolving needs of our users.

In July 2022, we announced in a blog post titled *Protecting people's privacy on health topics* a number of changes to protect user privacy around health issues, and we remain committed to these changes. Location History is off by default and can only be turned on if users opt in. We save the mobile device locations of users who opt in to Location History, but if our systems identify that they have visited a potentially sensitive location — including counseling centers, domestic violence shelters, abortion clinics, fertility centers, addiction treatment facilities, weight loss clinics, and cosmetic surgery clinics — we delete these entries from Location History soon after they visit.

Google users have the ability to manage their own data, privacy, and security controls with proactive tools in their Google Accounts. For example, turning on Incognito mode in Google Maps means that the places users search for or navigate to will not be saved to their Google Accounts, and Google Maps activity on that device will not be saved to a user's account until the user exits Incognito mode. Additionally, for both Search and Location History, users can choose for their data to be automatically deleted from their account after three, 18, or 36 months by default, with 18 months set as the default for auto delete. Users can also delete queries or places individually or in bulk.

We Actively Participate in Discussions Related to Government Access to User Data and Routinely Engage With Key Civil Liberties, Civil Rights, and Reproductive Healthcare Groups

Beyond the policies and procedures we have implemented for our own products, Google has long advocated for limits on government access to user data to support a consistent and transparent approach across our industry. Through Reform Government Surveillance (RGS), a coalition of tech companies, we have argued that any government access to user data must be rule-bound, narrowly-tailored, transparent, and subject to strong oversight. And as an original co-founder of the Global Network Initiative (GNI), Google is subject to periodic independent assessments to review how the company integrates GNI Principles into our governance, due diligence, risk management, and operational practices, gauging how well we are doing against GNI's Principles on Freedom of Expression and Privacy. In 2022, we underwent our fourth assessment, and the GNI determined that we are making good-faith efforts to implement the GNI Principles with improvement over time. Through RGS, GNI, and in our individual capacity, we routinely engage with key civil liberties, reproductive healthcare, and civil rights groups on these topics. We consider their perspectives and feedback in how we design and update our policies and procedures related to user data privacy.

Given our existing strong privacy protections for our users and open and proactive commitment to improving these when appropriate for our users, especially around topics such as their health, our Board does not believe that implementing this proposal would provide additional benefit to our stockholders.

1 Corporate Governance

2 Director and Executive Compensation

3 Audit Matters

4 Management and Stockholder Proposals

5 Questions and Answers

6 Appendices

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 10 Stockholder Proposal Regarding a Human Rights Assessment of Data Center Siting

SumOfUs, on behalf of Mari Mennel-Bell, as lead filer, and the Missionary Oblates of Mary Immaculate-United States Province, as co-filer, along with a number of other co-filers, whose names, addresses, and stockholdings will be provided by us upon request, have advised us that they intend to submit the proposal set forth below for consideration at our Annual Meeting.

Data Operations in Human Rights Hotspots

Resolved: Shareholders request the Board of Directors commission a report assessing the siting of Google Cloud Data Centers in countries of significant human rights concern, and the Company's strategies for mitigating the related impacts.

The report, prepared at reasonable cost and omitting confidential and proprietary information, should be published on the Company's website within six months of the 2023 shareholders meeting.

Supporting Statement:

Shareholders are concerned by Alphabet's announced plans[1] to expand data center operations in locations reported by the US State Department's Country Reports on Human Rights Practices to present significant human rights violations.

These include Jakarta, Indonesia where government opponents face prison for insulting the president or government officials online; Doha, Qatar where security forces interrogate social media users for tweets critical of government officials; and Delhi, India where the government frequently orders internet shutdowns and where Google's Transparency report showed a 69% increase in government requests for user data in 2019 and an additional 50% by 2021.

Of particular concern is the plan to locate a Google Cloud Data Center in Saudi Arabia. The US State Department Country Report[2] details the highly restrictive Saudi control of all internet activities and pervasive government surveillance, arrest, and prosecution of online activity. Human rights activists have reliably reported[3] that *"Saudi authorities went so far as to recruit internal Twitter employees in the US to extract personal information and spy on private communications of exiled Saudi activists."* Given this history and use of spyware to violate privacy rights of dissidents, the choice to locate here is particularly troubling[4].

In response to human rights activists, our company stated that *"an independent human rights assessment was conducted for the Google Cloud Region in Saudi Arabia, and Google took steps to address matters identified as part of that review.[5]"* Despite our company's declaration that *"Transparency is core to our commitment to respect human rights,"* neither the Company's human rights assessment for Saudi Arabia nor the resulting actions have been made public.

Alphabet's Human Rights Policy notes that:

> *In everything we do, including launching new products and expanding our operations around the globe, we are guided by internationally recognized human rights standards.*

Yet, the company's decisions of siting cloud data centers in human rights hot spots occur behind closed doors,without the promised transparency. A report sufficient to fulfill the proposal's essential objectives would examine the scope, implementation, and robustness of the company's human rights due diligence processes on siting of cloud computing operations. It would assess,with an eye toward the *the rights enshrined in the Universal Declaration of Human Rights, the standards established in the United Nations Guiding Principles on Business and Human Rights (UNGPs) and in the Global Network Initiative Principles (GNI Principles), the* priorities and potential impacts on people, any mitigating actions, any tracking of outcomes, and whether the company identifies and engages rights-holders to ensure its human rights efforts are well informed.

(1) https://techcrunch.com/2020/03/04/google-cloud-announces-four-new-regions-as-it-expands-its-global-footprint/
(2) https://www.state.gov/reports/2020-country-reports-on-human-rights-practices/saudi-arabia/
(3) https://www.hrw.org/news/2021/05/26/saudi-arabia-google-should-halt-plans-establish-cloud-region
(4) https://www.cbsnews.com/news/us-charges-ex-twitter-employees-spying-for-saudi-arabia-royal-family/
(5) https://www.accessnow.org/cms/assets/uploads/2021/02/Google-Cloud-Response-to-Access-Now-and-CIPPIC.pdf

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Alphabet Opposing Statement

Our company's enduring commitment to human rights is reflected in our robust management and governance structures regarding risks related to human rights. Oversight of human rights-related risks is an established responsibility of the Audit Committee. Our existing extensive disclosures provide transparency on our approach to evaluating and managing human rights-related risks, including in the context of siting data centers. Therefore, our Board believes the additional report requested by this proposal would not provide additional useful information to our stockholders and recommends a vote AGAINST this proposal.

Upholding Human Rights Is a Longstanding Commitment for Alphabet and Informs Our Business Decisions

We have a longstanding commitment to respecting the rights enshrined in the Universal Declaration of Human Rights and its implementing treaties, as well as to upholding the standards established in the United Nations Guiding Principles on Business and Human Rights and in the GNI Principles. In September 2021, we agreed with other leading cloud service providers on Trusted Cloud Principles that inform our work. These principles recognize the role of global cloud service providers in upholding international human rights law around the world. As a signatory to the Trusted Cloud Principles, we support the development of international and domestic laws and regulations to advance the safety, security, and privacy of our cloud customers, among other commitments. The Trusted Cloud Principles reflect our approach to addressing human rights considerations in establishing data centers in countries where a government may restrict the rights of users on the Google Cloud. When deciding where to locate data centers, we consider a number of important factors, including human rights and security, as well as how to optimize our overall data infrastructure so as to provide a high level of performance, reliability, and sustainability, and we undertake human rights due diligence when expanding data center operations into new locations.

Our Existing Disclosures Provide Transparency About Our Evaluation and Management of Human Rights-Related Risks, Including Those Related to Data Center Siting

As we shared with the proponent, we publish extensive disclosures on our human rights approach generally and specifically with regard to how we consider human rights in siting data centers:

- Our Human Rights website provides detail on executive oversight and governance over our Human Rights Program, which includes due diligence, risk management, and engagement with external experts and affected stakeholders.

- Our Transparency Report website includes detailed reports on requests for user information, government requests to remove content, traffic disruptions, and many other topics that can potentially impact human rights.

- Our December 2021 blog post titled *Expanding our infrastructure with cloud regions around the world* describes our process and developments on each existing and planned data center around the world, and how we take human rights concerns into account. As noted in the proponent's supporting statement, this included an independent human rights assessment conducted for the Google Cloud Region in Saudi Arabia.

- Our December 2022 blog post *Our ongoing commitment to human rights* further describes how we are strengthening our programmatic approach to human rights, including how due diligence informs our planning for expansion of Cloud infrastructure and deployment of new technologies, how we incorporate independent reviews, and how we address operations in crisis and conflict settings.

We also disclose how we collaborate with our stakeholders to advance human rights matters and address related risks. For example, we are an original co-founder of the GNI, where we work closely with civil society, academics, investors and industry peers to protect and advance freedom of expression and privacy globally. Google is subject to periodic independent assessments to review how the company integrates GNI Principles into our governance, due diligence, risk management, and operational practices, gauging how well we are doing against GNI's Principles on Freedom of Expression and Privacy. In 2022, we underwent our fourth assessment, and the GNI determined that we are making good-faith efforts to implement the GNI Principles with improvement over time.

Our Human Rights Governance and Management Structure Provides Effective Oversight of Key Human Rights Risks and Mitigation Strategies

Under the umbrella of our Human Rights Program, our senior management oversees the implementation of our civil rights and human rights work. Responsibility for oversight of human rights issues is specifically codified in the Audit Committee's charter. We also continuously evaluate how we act on our human rights commitments and mitigate related risks, and may make enhancements to our governance. For example, in 2022, we expanded our Board's visibility into and oversight over human rights through a dedicated update from the head of our human rights program to the Governance Committee.

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2 Director and Executive Compensation

3 Audit Matters

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5 Questions and Answers

6 Appendices

Additionally, we established a company-wide approach to ongoing human rights due diligence. Google's Human Rights Policy discloses key parts of this due diligence process, which includes human rights impact assessments and regular engagement and formal consultation with internal and external stakeholders, as well as with civil society, on topics such as content policies and data governance. These engagements help us identify, prioritize, and address existing and potential civil and human rights impacts as well as providing feedback on how and where we should consider improvements to our policies, practices, and services.

Our Board believes our existing disclosures relating to our human rights policies and risk management approach, both generally and in the context of siting our data centers, provide our stockholders with substantial information to understand the scope of these activities. As such, our Board does not believe that implementing this proposal would provide additional benefit to our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 11 Stockholder Proposal Regarding a Human Rights Assessment of Targeted Ad Policies and Practices

The Shareholder Association for Research & Education, on behalf of the United Church of Canada Pension Plan, has advised us that it intends to submit the proposal set forth below for consideration at our Annual Meeting.

RESOLVED: Shareholders direct the board of directors of Alphabet Inc. to publish an independent third-party Human Rights Impact Assessment (the "Assessment"), examining the actual and potential human rights impacts of Google's targeted advertising policies and practices throughout its business operations. This Assessment should be conducted at a reasonable cost; omit proprietary and confidential information, as well as information relevant to litigation or enforcement actions; and be published on the company's website by June 1, 2024.

WHEREAS: Google advertising accounted for approximately 80% of Alphabet's revenue in 2021. Alphabet's ad business, including Google Search, YouTube Ads and Google Network, has grown significantly in recent years, reaching $209 billion in 2021.[1]

Algorithmic systems are deployed to enable the delivery of targeted advertisements, determining what users see. This often results in and exacerbates systemic discrimination and other human rights violations. Google's current ad infrastructure is driven by third-party cookies, which enable other companies to track users across the internet by accumulating vast troves of personal and behavioral data on Google users. This further exposes Google to violating user privacy.

While Google has launched a series of projects that aim to address some privacy shortcomings of its current advertising system, it has not shown evidence of any human rights due diligence associated with these plans. In 2022, Google scrapped FLoC, its planned replacement for third-party cookies, due to widespread concern about privacy impacts. The Company has repeatedly delayed the deprecation of cookies, most recently to late 2025.[2] This means its adverse impacts will endure. Furthermore, Google does not disclose whether it plans to conduct a structured human rights review of FLoC's successor projects, such as Topics API.

Google asserts that human rights are "integrated into processes and procedures across the company" and has established executive oversight of human rights issues.[3] However, it provides no details on how this applies to its dominant source of revenue.[4] Google has previously published a summary of a third-party HRIA of a celebrity facial recognition algorithm.[5] Its targeted ad systems, which affect billions, merit at least the same due diligence and public disclosure, particularly as Google and its peers develop new approaches to targeting advertising.

Legislation in Europe[6] and the United States[7] is poised to severely restrict or even ban targeted ads largely due to concerns about the underlying algorithms. Given the predominance of advertising in Alphabet's business model, the failure to implement effective human rights policies and processes may expose shareholders to material legal, regulatory and reputational risks.

A robust and transparent Assessment is essential to enable the company to better identify, address, mitigate and prevent adverse human rights impacts. It will also contribute to establishing an effective system of accountability for human rights for the industry as a whole. Lastly, such an Assessment will assure shareholders that its business model is well positioned in the face of increasing regulation.

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(1) *https://abc.xyz/investor/static/pdf/2021_alphabet_annual_report.pdf?cache=3a96f54*
(2) *https://martech.org/google-delayed-third-party-cookie-deprecation-why-and-whats-next/*
(3) *https://about.google/human-rights/*
(4) *https://rankingdigitalrights.org/bts22/companies/Google*
(5) *https://services.google.com/fh/files/blogs/bsr-google-cr-api-hria-executive-summary.pdf*
(6) *https://ec.europa.eu/commission/presscorner/detail/en/ip_22_6423;*
  https://www.europarl.europa.eu/news/en/press-room/20220412IPR27111/digital-services-act-agreement-for-a-transparent-and-safe-online-environment;
(7) *shorturl.at/opsI4*

Alphabet Opposing Statement

Our existing policies are designed to safeguard user privacy and safety and work in tandem with our human rights governance and management structure, which provides effective oversight over key risks related to human rights. As formalized by our Privacy Sandbox commitments with the UK's Competition and Markets Authority, we collaborate across the broader digital advertising ecosystem to improve privacy. Additionally, as we shared with the proponent, we have updated our Privacy Sandbox initiative to address concerns similar to those raised in this proposal. For these reasons, our Board does not believe that implementing the requests of this proposal would provide additional useful information to stockholders and therefore recommends AGAINST this proposal.

Our Human Rights Governance and Management Structure Provides Effective Oversight of Key Human Rights Risks and Mitigation Strategies

As disclosed on our Human Rights website, under the umbrella of our Human Rights Program, our senior management oversees the implementation of our civil rights and human rights work. Responsibility for oversight of human rights issues is specifically codified in the Audit Committee's charter. Also as noted in its charter, the Audit Committee also provides oversight of other risks, including those associated with data privacy and security, legal, regulatory, compliance, and reputational risks, "and the steps Alphabet takes to prevent, detect, monitor, and actively manage such exposures." The Audit Committee meets regularly and discusses these risks with our senior management. We also continuously evaluate how we act on our human rights commitments and mitigate related risks, and make enhancements to our governance as appropriate. For example, in 2022, we expanded our Board's visibility into and oversight over human rights through a dedicated update from the head of our human rights program to the Governance Committee.

Our Human Rights Program advances company-wide strategy on civil and human rights, advises product teams on potential civil and human rights impacts, conducts human rights due diligence, and engages external experts and stakeholders. Furthermore, our Human Rights Program is a central function responsible for ensuring that we are meeting our commitment to the United Nations Guiding Principles on Business and Human Rights, GNI Principles, and other civil and human rights instruments across Google and all its products. Our civil and human rights work is integrated into processes and procedures across the company and informs Google's long-term strategies and day-to-day decision-making.

Our Policies Are Carefully Designed to Protect User Privacy and Safety

Our Google Publisher Policies restrict publishers from publishing content that incites hatred, promotes discrimination of, harasses, or intimidates individuals based on their identities or beliefs. These protections shield against harm based on race or ethnic origin, religion, disability, age, nationality, veteran status, sexual orientation, gender, gender identity, and other characteristics that are associated with systemic discrimination or marginalization. Google aggressively enforces its policies by taking down bad ads that promote discrimination against marginalized groups, among other examples. In March 2023 we published *Our 2022 Ads Safety Report*, our latest annual report on Google's efforts to prevent malicious use of our ads platforms.

Google's personalized advertising policies prohibit employment, housing, and credit advertisers from targeting or excluding ads based on gender, age, parental status, marital status, or zip code, along with our longstanding policies prohibiting personalization based on sensitive categories like race, religion, ethnicity, sexual orientation, national origin, or disability, among other protections. To develop these policies, Google worked closely with the U.S. Department of Housing and Urban Development. Google also provides housing advertisers with information about fair housing requirements to help ensure they are acting in ways that support access to housing opportunities.

Google intends to continue to iterate and apply these publisher and advertiser policies as new privacy enhancing technologies are developed and integrated into our platforms, such as those associated with the Privacy Sandbox project initiative.

We Collaborate Across the Digital Ads Ecosystem to Enhance Privacy and Are Already Testing the Efficacy of New Methodologies

We collaborate across the digital ads ecosystem to enhance privacy. For example, in addition to the measures the company has implemented for its own products, Google is also working diligently to collaborate with the digital ads ecosystem to create solutions that enable advertisers to rely less on third-party cookies or tracking consumers across the internet in order to provide ads that are relevant to them. The Privacy Sandbox proposals are designed to offer solutions for key ads use cases by using privacy-enhancing technologies while also showing relevant ads.

The Privacy Sandbox project is based on a collaborative rather than a unilateral approach. Google has been working with the advertising ecosystem to ideate, design, develop and test Privacy Sandbox proposals since the project's inception. Giving the advertising ecosystem sufficient time and tools to test the Topics API and other Privacy Sandbox proposals and to provide feedback before third-party cookie deprecation will help reduce major disruptions to publishers' businesses and address concerns regarding other tracking techniques detrimental to user privacy.

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2 Director and Executive Compensation

3 Audit Matters

4 Management and Stockholder Proposals

5 Questions and Answers

6 Appendices

Privacy Sandbox Commitments With the CMA Enshrine a Collaborative Approach

Google has agreed to a set of legally binding commitments with the UK's Competition and Markets Authority, in consultation with the UK's Information Commissioner's Office, to address competition concerns over the Privacy Sandbox and govern how Google designs and implements the Privacy Sandbox initiative through a collaborative approach. This regulatory oversight and supervision helps provide reassurance that the Privacy Sandbox will protect consumers, support a competitive ad-supported web, and not unfairly favor Google.

We Have Improved Our Privacy Sandbox Topics Proposal to Address Concerns Like Those of the Proponent

We believe improvements in our proposed Topics API address the primary concerns raised by the proponent in that they significantly reduce risk related to identifying individual users and/or revealing sensitive demographic characteristics. For example, the taxonomy of the proposed approach is designed to omit topics deemed sensitive, such as health, race, and sexuality.

We believe our Human Rights Program, Privacy Program, Publisher Policies, Privacy Sandbox proposals, and continued work with regulators and the broader community on our initiatives address the concerns raised by the proponent. Consequently, we do not believe adopting this proposal would be in the best interest of the company and our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 12 Stockholder Proposal Regarding Algorithm Disclosures

Trillium Asset Management, on behalf of the John Hancock ESG Large Cap Core Fund, as lead filer, along with a number of other co-filers, whose names, addresses, and stockholdings will be provided by us upon request, have advised us that they intend to submit the proposal set forth below for consideration at our Annual Meeting.

Improving Algorithmic Systems Disclosures

Whereas legislators, regulators, academics, and civil society increasingly require information to help understand how algorithmic systems can lead to discriminatory and other harmful outcomes in education, labor, medicine, criminal justice, and online platforms.[1]

In 2022 the White House published a Blueprint for an AI Bill of Rights including a call for "algorithmic impact assessments" from independent evaluators to look for discrimination.[2]

In 2021: (1) bipartisan lawmakers introduced the Filter Bubble Transparency Act, which would require companies to provide a version of their products which uses an "input-transparent" algorithm; (2) the Social Media Disclosure and Transparency of Advertisements Act was introduced in Congress and would force disclosure regarding online targeted advertisements; and (3) Washington, D.C. Attorney General Karl Racine introduced the Stop Discrimination by Algorithms Act, which would require companies to audit algorithms for discriminatory impact.[3]

General artificial intelligence bills or resolutions were introduced in at least 17 U.S. states in 2022 and enacted in four.[4]

In the EU, the European Commission is working on an artificial intelligence regulation to address risks associated with uses of AI and to build trustworthy artificial intelligence.[5]

In 2021, an investigation by The Markup found that Google Ads "blocks advertisers from using 83.9 percent of social and racial justice terms". White supremacist and anti-Muslim ideologies have appeared on YouTube and can lead to offline violence; for example, the New Zealand Royal Commission found that content on YouTube radicalized the man who massacred 51 people at Christchurch mosques in 2019.[6]

In 2020, Google fired Timnit Gebru, co-lead of Google's AI ethics team, after she conducted research that found Google's technology could perpetuate racism and sexism.[7]

Promoting fairness, accountability, and transparency in artificial intelligence is central to its utility and safety to society. The Open Technology Institute has recommended a set of algorithmic disclosures for tech companies. Deloitte has said algorithmic risk management "requires continuous monitoring of algorithms". The Mozilla Foundation and researchers at New York University have put forward recommendations and technical standards for algorithm and ad transparency.[8] Shareholders believe that improved disclosure will help in building and maintaining users and investors' trust, that will ultimately drive long-term, sustainable value creation.

Resolved, shareholders request Alphabet go above and beyond its existing disclosures and provide more quantitative and qualitative information on its algorithmic systems. Exact disclosures are within management's discretion, but suggestions include, how Alphabet uses algorithmic systems to target and deliver ads, error rates, and the impact these systems had on user speech and experiences. Management also has the discretion to consider using the recommendations and technical standards for algorithm and ad transparency put forward by the Mozilla Foundation and researchers at New York University.

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(1) https://d1y8sb8igg2f8e.cloudfront.net/documents/Cracking_Open_the_Black_Box.pdf

(2) https://www.whitehouse.gov/ostp/ai-bill-of-rights/

(3) https://finance.yahoo.com/news/bipartisan-bill-seeks-curb-recommendation-225203490.html; https://trahan.house.gov/news/documentsingle.aspx?DocumentID=2112; https://oag.dc.gov/release/ag-racine-introduces-legislation-stop

(4) https://www.ncsl.org/research/telecommunications-and-information-technology/2020-legislation-related-to-artificial-intelligence.aspx#2022

(5) https://digital-strategy.ec.europa.eu/en/policies/european-approach-artificial-intelligence

(6) https://themarkup.org/google-the-giant/2021/04/09/how-we-discovered-googles-social-justice-blocklist-for-youtube-ad-placements; https://www.cnbc.com/2020/12/08/youtube-radicalized-christchurch-shooter-new-zealand-report-finds.html

(7) https://www.wired.com/story/google-timnit-gebru-ai-what-really-happened/

(8) https://www.newamerica.org/oti/reports/why-am-i-seeing-this/promoting-fairness-accountability-and-transparency-around-algorithmic-recommendation-practices/; https://www2.deloitte.com/content/dam/Deloitte/us/Documents/risk/us-risk-algorithmic-machine-learning-risk-management.pdf; https://blog.mozilla.org/en/mozilla/facebook-and-google-this-is-what-an-effective-ad-archive-api-looks-like; https://foundation.mozilla.org/en/campaigns/mandating-tools-to-scrutinize-social-media-companies/; and https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3898214

Alphabet Opposing Statement

Given our existing policies and disclosures regarding our technologies, the industry-leading quality of the algorithms used by our various services, the multi-framework approach to our transparency efforts, and the potential harm to our services risked by disclosing further information about our algorithms, our Board believes the additional information requested by this proposal would not provide substantial value to our stockholders and recommends a vote AGAINST this proposal.

We Already Provide Significant Information About Our Product Policies and Procedures

Supporting a trustworthy and transparent digital ecosystem for our users, advertisers, and publishers is critical to our business. Our approach to algorithm disclosure requires us to focus on providing an appropriate level of transparency to mitigate related risks and bolster trust, balancing the critical business need to protect first and foremost our users and their privacy, and also the proprietary information that is foundational to our business — all of which could be misused in the wrong hands.

Any consideration of rules around algorithmic transparency must consider the serious risk that information could be exploited by bad actors, user privacy could be impacted, and commercially sensitive information could be exposed. The algorithms that platforms use to manage content are confidential and core to how they serve and protect users.

We believe that algorithmic transparency can be effective — and safe — where it is focused on explaining what the algorithm is intended to do and how it works in general terms. That is why we publish a number of policies and reports that provide meaningful visibility into how those services operate, as well as provide easy-to-use tools that put users in control, including:

- An overview of *How Search Works*, including how we build and operate Google Search, when and why we remove content from search results, how we update our systems to improve results, and how Google's Search Quality Rater Guidelines help evaluate and improve search quality around the world.
- A website called *How YouTube Works* to explain how YouTube fosters a responsible platform that the users, creators, and artists who make up our community can rely on. It includes information on YouTube's policies, including the YouTube Community Guidelines that outline what type of content is not allowed on YouTube. The YouTube Community Guidelines are a key part of our broader suite of policies and are regularly updated in consultation with outside experts. The site also includes information about product features, including how recommendations work, along with user controls such as privacy settings, ads settings, and parental controls.
- A YouTube Community Guidelines transparency report, updated quarterly. This report provides data on how YouTube enforces its policies and details how automated flagging systems help detect violative content. YouTube relies on a combination of automated technology combined with human review to identify and remove content that violates its policies. We also review content when it is flagged to us and take action against any violations discovered in a review.
- The YouTube Researcher Program, launched in July 2022, through which YouTube has expanded access to YouTube's global Data API to advance the public's understanding of the platform.
- Our Google Ads Policies and our Google Publisher Policies provide guidelines for publishers and advertisers to help maintain trust in our ads ecosystem by, for instance: (1) outlining our approach to ensure a safe and positive experience for our users, and (2) clearly disclosing how we consider ads or destinations that we believe may to be harmful to users or displays shocking content or promotes hatred, intolerance, discrimination, or violence. Our Personalized Ads Policies provide substantial information on our personalized advertising policies, with separate pages for sensitive interest categories.
- For the past decade, we have published an Ads Safety Report each year, which outlines our efforts to prevent malicious use of our ads platforms.
- Ads controls for users, through My Ad Center and About this Ad. These give users greater control over their ad experience. On Google services, like YouTube and Search, and on sites that partner with Google to show ads, users can block an ad, report an ad, learn who paid for an ad, and much more. We will roll out My Ad Center gradually across all Google services in 2023.

With respect to our work developing AI, as our CEO Sundar Pichai reaffirmed in a blog post titled *An important next step in our AI journey* in February 2023: "Whether it's applying AI to radically transform our own products or making these powerful tools available to others, we'll continue to be bold with innovation and responsible in our approach." We provide extensive public disclosure on our progress in developing AI responsibly, which we have shared with the proponent. For example:

- Our publicly available AI Principles commit to developing AI that is socially beneficial, is accountable to people, and does not create or reinforce unfair biases.
- In January 2023 we published our *2022 AI Principles Progress Update*, our latest annual report that provides additional transparency about our cross-company approach to AI governance, which centers our AI Principles, education and resources, and structure and processes.
- We publicly share knowledge, research, tools, datasets, and other resources on the responsible development of AI.

- Our executive leadership teams have championed the responsible and transparent development of AI, including in blog posts titled *Responsible AI: Looking back at 2022, and to the future* and *Why we focus on AI (and to what end),* both published January 2023, and *The next generation of AI for developers and Google Workspace,* published in March 2023.

As we innovate, transparency and responsibility continue to guide our approach in AI development and governance.

Numerous Studies Have Found That Our Algorithms Deliver High-Quality, Reliable Results

We invest significant resources in developing and maintaining the industry-leading quality of the algorithms used by our various services, and have teams devoted to avoiding unfairness in machine learning or other advanced tools. Multiple academic and journalistic studies of our services, including Search, Ads, YouTube, and more, have found that those services deliver high-quality results, and do not reflect political or other improper biases. And we publish a significant volume of research into our efforts to improve our algorithms and related services.

Disclosure of Additional Details on Proprietary Algorithmic Systems Could Harm the Quality of Our Services

Many of our services rely on constantly evolving algorithms to provide high-quality performance to our users. But many actors in the digital ecosystem have incentives to manipulate or exploit those algorithms in ways that would compromise their integrity. Providing proprietary information with regard to our algorithmic systems would not provide meaningful information to investors, but could disclose trade secrets, enable others to game our systems through illegitimate "search engine optimization", bypass established protections, or reveal information about our business operations and advertising products that could be used to compromise our operations and the quality of our services.

Our Algorithm Transparency Efforts Are Informed by Many Different Frameworks

Our algorithm transparency efforts are informed by many different frameworks — including regulatory frameworks like the Digital Services Act and multi-stakeholder self-regulatory efforts like the World Economic Forum principles — and we work to ensure that our approach appropriately captures the complexity of our business model and the variety of our products. As we continue to evolve our transparency programs, we are also working with technical experts, industry peers, standards bodies, civil societies, academics, and regulators in the U.S., EU, and elsewhere, to develop responsible algorithmic transparency standards. Our multi-framework approach allows us to continue evolving our current programs and prepare for upcoming regulatory requirements. We have efforts underway that include developing centralized infrastructure, expanding adoption of transparency and interpretability tools, and building out algorithmic transparency efforts in products like Search and Ads.

Given these considerations, our comprehensive policies, and our existing level of disclosure, our Board believes that additional disclosure requested by this proposal would not provide substantial additional information to stockholders and could increase the risk of harm to our services.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 13 Stockholder Proposal Regarding a Report on Alignment of YouTube Policies With Legislation

Boston Common Asset Management has advised us that it intends to submit the proposal set forth below for consideration at our Annual Meeting.

Alphabet 2022-2023 Shareholder Proposal

Whereas, YouTube and parent company Alphabet have faced numerous problems associated with its content moderation and platform design, including the site being a central repository for and viral propagator of conspiracy theories, propaganda, fake news, extremist, and hateful content and facilitating the sexual exploitation of women and children and other crimes impacting the most vulnerable, including trafficking, sextortion and harassment;

Despite tremendous effort and leadership at YouTube, the platform remains an important part of the Child Sexual Abuse Exploitation Ecosystem, by being a place of contact for grooming and coercion, livestreaming and housing CSA material. For example, in Tanzania, total online child sexual exploitation and abuse-related offences on YouTube increased by 50% in two years between 2017 and 2019[1] and in Thailand, of the 43 children who were most recently offered money or gifts in return for sexual images or videos, ages 12-17, 60% reported YouTube as the platform it occurred on,[2] (in Kenya it was 24%[3] and Uganda was 12%[4]);

Traffickers in certain industries used YouTube to recruit and interact with those eventually trafficked;[5]

While YouTube has dramatically reduced online extremist content and disinformation and the largely unmoderated platforms BitChute and Odysee have rapidly become amplification chambers for disinformation, hateful content and incendiary and violent material; popular channels including those of Mike Cernovich and Andrew Tate continue to monetize their content on their YouTube Channels[6], even while continually flagged for hateful content, disinformation and incitement of violence;"

An American Defamation League survey, "Online Hate and Harassment: The American Experience 2021," found 21% of those who experienced online harassment or hate reported that at least some of that harassment occurred on YouTube;

The White House has recently convened a Listening Session on Tech Platform Accountability, announcing core principles forthcoming;[7]

The US State Department recently announced the Roadmap for the Global Partnership for Action on Gender-based Online Harassment and Abuse;[8]

Standing international law governing digital platforms, which balances harm reduction and rights protection exists in the European Union's Digital Services Act and Australia's Online Safety Act of 2021;

Online safety legislation is emerging domestically and internationally including the California Age-Appropriate Design Code Act, the United Kingdom Parliament's introduction the Online Safety Bill, and the US bicameral Congressional introduction of the Digital Platform Commission Act of 2022;

Failure to adequately prepare for the implementation of legislation will have a material financial impact on the Company through regulatory fines and penalties;

Be it Resolved: Shareholders request that Alphabet issue a report at reasonable cost and omitting proprietary information, disclosing whether and how the Company intends to minimize legislative risk by aligning YouTube policies and procedures worldwide with the most comprehensive and rigorous online safety regulations, such as the European Union's Digital Service Act[9] and the UK Online Safety Bill[10].

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(1) https://www.end-violence.org/sites/default/files/2022-03/DH_Tanzania_ONLINE_final_revise%20020322.pdf
(2) https://www.end-violence.org/sites/default/files/2022-02/DH_Thailand_ONLINE_final.pdf
(3) https://www.end-violence.org/sites/default/files/2021-10/DH%20Kenya%20Report.pdf
(4) https://www.end-violence.org/sites/default/files/2021-11/DH_Uganda_ONLINE_final%20Report.pdf
(5) https://polarisproject.org/wp-content/uploads/2018/08/A-Roadmap-for-Systems-and-Industries-to-Prevent-and-Disrupt-Human-Trafficking-Social-Media.pdf
(6) https://bhr.stern.nyu.edu/youtube-report
(7) https://www.whitehouse.gov/briefing-room/statements-releases/2022/09/08/readout-of-white-house-listening-session-on-tech-platform-accountability/?utm_source=newsletter&utm_medium=email&utm_campaign=newsletter_axioslogin&stream=top
(8) https://www.state.gov/2022-roadmap-for-the-global-partnership-for-action-on-gender-based-online-harassment-and-abuse/
(9) https://digital-strategy.ec.europa.eu/en/policies/digital-services-act-package
(10) https://bills.parliament.uk/bills/3137

Alphabet Opposing Statement

We are committed to balancing creative expression with our responsibility to protect the community from harmful content. We have longstanding policies and procedures to foster a responsible platform that the users, creators, and artists who make up our vibrant online community can rely on, and we work continuously to keep pace with the changing landscape of online content. Against the backdrop of increasing and ever-evolving online safety regulations, we have also intensified our company-wide regulatory readiness initiatives, including within YouTube, all under appropriate senior management and Board oversight. Further, as we shared with the proponent, we have published a number of substantive disclosures to meet rigorous reporting requirements, and we provide transparency to the public about our compliance efforts. Our Board believes the additional report requested by this proposal would not provide additional useful information to our stockholders and therefore recommends a vote AGAINST this proposal.

We Provide Significant Information About YouTube's Policies and Procedures to Further Our Commitment to Online Safety

It is our responsibility to manage what is on the YouTube platform so that people can access authoritative information without being exposed to content that violates our policies. We publicly disclose a number of policies and procedures that support this commitment to responsibility. We develop and update YouTube's policies in consultation with a wide range of external industry and policy experts, as well as creators. Examples include the major updates to the hate speech and harassment policies in 2019; the rollout of the 2020 policy to address harmful conspiracy theory content; the COVID-19 medical misinformation policy, which evolved throughout the course of the pandemic; and the extensive work to ensure the integrity of democratic elections. These policies and disclosures include:

- YouTube's help center, which provides information about our content policies, including the YouTube Community Guidelines and Advertising-Friendly Guidelines; eligibility requirements for the YouTube Partner Program; account management and content control settings for creators and users; and basic how-tos for creators. The sections pertaining to our policies provide examples of what content is prohibited, how we evaluate content for Educational, Documentary, Scientific or Artistic (EDSA) context, and content that may have monetization restrictions placed on it.

- The *How YouTube Works* website, which explains how YouTube provides a responsible platform. It includes information on YouTube's policies, including the YouTube Community Guidelines that outline what type of content is not allowed on YouTube. The YouTube Community Guidelines are a key part of our broader suite of policies and are regularly updated in consultation with outside experts. The site also includes information about product features, including how recommendations work, along with user controls such as privacy settings, ads settings, and parental controls.

- A YouTube Community Guidelines transparency report, updated quarterly. This report provides data on how YouTube enforces its policies and details how automated flagging systems help detect violative content. YouTube relies on a combination of automated technology combined with human review to identify and remove content that violates its policies.

- A metric called Violative View Rate, disclosed as part of the YouTube Community Guidelines transparency report, which measures the progress on removing violative videos by estimating the percentage of views on violative videos.

- Additional information, including quantitative data, on specific policies, product features, and initiatives on YouTube's blog. The blog enables us to supplement our regular transparency initiatives with deep dives on subjects like EDSA exceptions, our recommendation system, and timely information about critical responsibility initiatives on topics like elections.

We Do Extensive Regulatory Compliance Work

As the proponent notes, we face a number of rigorous online safety regulations worldwide, and we continuously monitor these regulations and their potential effects. A comprehensive compliance program aims at minimizing legal risks that may result from a determination of insufficient compliance.

The roadmap to regulatory readiness begins well before legislation is enacted. In the early stages of the policymaking process, members of Google's Legal and Government Affairs and Public Policy teams analyze the potential regulation, assess the impact, and partner with our product teams to identify opportunities for improvement. These teams engage regularly with relevant regulatory bodies such as the EU Commission and OfCom in the United Kingdom. We strive to explain our approach, contribute suggestions, and take feedback to recalibrate our compliance efforts where appropriate.

Google has developed an extensive regulatory compliance operation, focused on assessing regulatory readiness and progressing the workstreams necessary to execute on our compliance plans in a complex and evolving environment.

Our Transparency Efforts Aim to Meet Robust Reporting Requirements

Most — if not all — of these new regulatory frameworks include robust reporting requirements. For example, we recently prepared and submitted a nearly 200-page baseline report under the EU's Code of Practice on Disinformation for the period July 1, 2022 to September 30, 2022, which is available on the European Commission's website. This baseline report represents a meaningful first step in the work Google and YouTube have undertaken to meet our commitments under the Code, including an in-depth overview of actions taken under YouTube's misinformation policies. This is in addition to the reporting requirements laid out in the Digital Services Act, which require us to make public a prescribed set of data on a regular basis. Further, we have published a number of reports in accordance with regulations that are updated regularly and can be found on the PDF Download Center of our Google Transparency Report, including the *EU Platform to Business Annual Report; Information about Monthly Active Recipients under the Digital Services Act; and Regulation (EU) 2021/784 on Addressing the Dissemination of Terrorist Content Online Transparency Report.* Given the nature of these reports, and the additional required risk assessments and data access provisions, we believe that the information we need to prepare under these frameworks will be more substantive and informative in nature than the type of report the proponent has requested in this proposal.

Further, Google and YouTube are committed to sharing data that sheds light on how the policies and actions of governments affect privacy, security, and access to information online, and we have voluntarily issued detailed, timely disclosures regarding compliance and product changes in relation to new regulations. For example, in January 2020 we issued a blog post titled *Better protecting kid's privacy on YouTube*, and in August 2021 we issued a blog post titled *YouTube's approach to copyright,* outlining YouTube's response to the European Copyright Directive and our engagement with policymakers across Europe on our development and implementation of compliance plans.

We Have Effective Board Oversight of Risks Associated With Legal, Regulatory, and Compliance Matters

As codified in its charter, the Audit Committee provides oversight for various risks, including those associated with legal, regulatory, compliance, and reputation risks, and the steps we take to prevent, detect, monitor, and actively manage such exposures. In addition to its quarterly meetings that align with our quarterly and annual reports during which the Audit Committee discusses risk matters, the Audit Committee has additional meetings to dedicate more time to discussing risk and compliance matters, including regulatory readiness and compliance management topics presented by our Chief Compliance Officer and the head of the Alphabet Regulatory Response, Investigations and Strategy team. The full Board also regularly receives reports on regulatory readiness compliance matters from both Google's President, Global Affairs and Chief Legal Officer and its General Counsel.

Given the significant regulatory readiness work underway with effective Board oversight, our transparency efforts to meet the evolving reporting requirements, and our practice of keeping the public informed about regulatory compliance and related product initiatives, our Board believes that implementing this proposal would not provide additional benefit to our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 14 Stockholder Proposal Regarding a Content Governance Report

The National Legal and Policy Center has advised us that it intends to submit the proposal set forth below for consideration at our Annual Meeting.

Risk Audit on Content Censorship

RESOLVED:

Shareholders request that Alphabet Inc. ("Company") issue a report at reasonable cost – omitting proprietary or legally privileged information – reviewing the vulnerabilities of its enforcement of Google's and YouTube's Terms of Service related to content policies, and assessing the risks posed by content management controversies related to issues such as election interference, freedom of expression, and inequitable application of policies, and how they affect the Company's finances, operations, and reputation.

SUPPORTING STATEMENT:

Evidence has accumulated over many years that show Alphabet Inc.'s platforms discriminate against disfavored speech, interfered in elections, and is undeniably prejudiced. Major examples include:

- In leaked Company emails, employees discussed using "ephemeral experiences" to change users' views. Back in 2016, the Company's chief financial officer said, "we will use the great strength and resources and reach we have" to advance Google's values. Consequentially, senior research psychologist Dr. Robert Epstein found that – based on 1.5 million search experiences his team aggregated in 2020 – that the Company's manipulations could have shifted up to six million votes to Joe Biden.[1]
- A study of voter outreach by 2020 political candidates, conducted by North Carolina State University's Department of Computer Science, found that Google's Gmail "marked 59.3% more emails from [conservative] candidates as spam compared to the [progressive] candidates."[2]
- The Republican National Committee claimed that Gmail sent more than 22 million of its emails to spam during a critical fundraising period in the 2022 election cycle. The Company has incurred a lawsuit and a complaint to the Federal Elections Commission due to the alleged suppression.[3]
- A Media Research Center analysis of the most tightly contested 2022 U.S. Senate races found that ten of 12 Republican candidates' campaign websites (83%) appeared far lower (or did not appear at all) on page one of Google's organic search results, compared to their Senate Democratic Party opponents' campaign websites.[4]

In addition to the above examples, the Company is the target of a credible, major lawsuit by the states of Missouri and Louisiana, based on extensive evidence that the Company violated users' First Amendment rights.

Shareholders need to know whether the Company is engaged in unconstitutional censorship, and whether the Company exercises its content moderation in violation of its Terms of Service, opening the Company to liability claims by victims. Shareholders also need to know whether the Company is failing to disclose these potential liabilities as material risks in its public filings. There is currently no single source providing shareholders the information sought by this resolution.

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(1) Epstein, Dr. Robert. "Google is Shifting Votes on a Massive Scale, But A Solution is At Hand," Daily Caller, Nov. 6, 2022. See https://bit.ly/3EY7AFW.
(2) "A Peek into the Political Biases in Email Spam Filtering Algorithms During US Election 2020." See https://arxiv.org/pdf/2203.16743.pdf.
(3) "RNC Files Lawsuit Against Google," Republican National Committee press release, Oct. 21, 2022. See https://bit.ly/3Xrmtlg.
(4) Pariseau, Gabriela. "Google CAUGHT Manipulating Search, Buries GOP Campaign Sites in 83% of Top Senate Races." Newsbusters, Oct. 25, 2022. See https://bit.ly/3UUxmAF

Alphabet Opposing Statement

We devote substantial effort to preventing misuse of our platforms and ensuring content is appropriately provided across our different platforms. We complement these efforts to combat manipulation of our platforms with transparent disclosure on our policies and enforcement practices to enable our users and stakeholders to assess their application and efficacy. Further, we have established safeguards to ensure our policies are designed and enforced without improper bias. Our Board oversees these efforts, believes that the report requested by this proposal would not provide additional useful information to our stockholders, and recommends a vote AGAINST this proposal.

We Have Safeguards in Place to Ensure That We Design and Enforce Our Policies Free From Improper Bias

We have safeguards in place to ensure that we design and enforce our policies in a way that is free from improper bias. The U.S. Federal Election Commission dismissed the complaint referenced by the proponent, issuing a unanimous and bipartisan decision that noted that the Commission "found no reason to believe" we acted improperly.

We enforce our policies consistently, regardless of who or what is involved. We have a rigorous quality assurance process for all cases across our products, and multiple reviewers assess "gray area" cases that approach a policy boundary. We carefully evaluate decisions to remove or de-monetize websites and content on our services and seek to harmonize the application of our policies across those services.

We Have Undertaken Substantial Efforts to Prevent the Manipulation and Abuse of Our Platforms

The abuse of our platforms to spread harmful content and disinformation is antithetical to our mission to organize the world's information and make it universally accessible and useful, and we have a responsibility to prevent such abuses. Moreover, our business model depends on our services providing a useful and trustworthy source of information for all our users. As a result, we have undertaken substantial efforts to prevent the manipulation and abuse of our platforms and have publicly reported on many of these efforts.

We strike a careful balance among the free flow of information, safety, efficiency, accuracy, and other competing values and priorities. Our product, policy, and enforcement decisions in this complex environment are guided by a set of principles across the spectrum of our products and services:

- **Value openness and accessibility:** We aim to provide access to an open and diverse information ecosystem and believe that a healthy and responsible approach to supporting information quality should aim at keeping content accessible. Removal of content is among the important levers we use to address information quality, but we use it judiciously, particularly in the context of Search.
- **Respect user choice:** We believe that users looking for content that is not illegal or prohibited by our policies should be able to find it, while we seek to avoid presenting low quality content to users who are not looking for it.
- **Build for everyone:** Our services are used around the world by users from different cultures, languages, and backgrounds, and at different stages in their lives. Our product and policy development and policy enforcement decisions consider the diversity of our users and seek to address their needs appropriately.

These priorities have guided our evolving approach, taking into account shifting user expectations and norms, increasing sophistication of malicious actors, our growing technological ability to identify and remove violative content, and the evolving nature of the web.

We Take a Thoughtful and Tailored Approach to the Content Available on Each Product and Service and Are Transparent About How We Enforce Our Policies

We take a carefully tailored approach to how we make content available on each product and service and how we enforce our policies. Each of the products and services we offer has a different purpose, and people have different expectations of what kind of content they will find on each.

As examples:

- On Google Search: We do not remove web results from Search, except in very limited circumstances, such as illegal content. Our collection of blog posts on *How Search Works* describe how we build and operate Google Search, when and why we remove content from search results, how we update our systems to improve results, and how Google's Search Quality Rater Guidelines help improve search quality around the world. The Search Rater Guidelines are also designed to prevent bias entering into the testing process. They explicitly state that "[r]atings should not be based on your personal opinions, preferences, religious beliefs, or political views". When we make improvements to our systems, we look for ways to improve Search across not just a few queries, but a broad range of topics. These changes do not target specific sites and, our products, processes, policies do not consider political viewpoints. We also process thousands of removal requests every year, and share that information in our Google Transparency Report.

1 Corporate Governance

2 Director and Executive Compensation

3 Audit Matters

4 Management and Stockholder Proposals

5 Questions and Answers

6 Appendices

- On Google News: We connect users to diverse sources of media and news and contribute to media plurality by reducing barriers, increasing choice for consumers, contributing to a diverse news landscape, and promoting independent news outlets. Tools like Google Search and Google News make it easy to discover a broad range of trustworthy and authoritative information from a wide variety of sources. For example, Stanford researchers have found that: (a) "search results don't exclude sources from either end of the political spectrum"; (b) "the news sources [displayed in top search results] most commonly held a relatively centrist point of view"; and (c) the "range of sources from which Google [Search] draws is reflective of the broader media landscape". We publish our content and behavior policies for Google News to promote a positive experience for our users and publishing partners.

- On YouTube: YouTube's search ranking system enables users to sort through a vast number of videos to find the most relevant and useful results to their queries. We have automated flagging systems that flag content that may violate the YouTube Community Guidelines, complemented by thousands of reviewers who operate around the clock. The YouTube Community Guidelines contain policies against hate speech, deceptive practices, scams, impersonation, spam, harassment, and other abusive content. We have taken aggressive action to ensure compliance with the YouTube Community Guidelines. For example, from July 2022 to September 2022, we removed over 207 million videos after channel-level suspensions.

- On Google Ads: Our Google Ads policies govern what content can and cannot be monetized to help ensure the safety of the content of both ads and publisher sites. Our annual 'Ads Safety' report outlines how we enforce our advertising policies, including the number of ads that were removed, the number of pages that we stopped showing ads on, the number of advertiser and publisher accounts we terminated, and the updates we made to our policies.

In December 2022, we also published in a blog post titled Recapping *our work on the 2022 U.S. midterm elections* that outlined how our work in the US midterm elections helped to surface authoritative election information, how our cyber-security tools helped high-risk users stay secure online, and how our policies and counter-abuse systems protected our users and products.

We Have a Robust Approach to Content Governance, Including Board Oversight

We continually enhance our robust approach to content governance and management of risks related to content governance and potential abuse of our platforms. This work is a top priority of the company and our Board. Members of our senior management team regularly meet with the Audit Committee to discuss our efforts to ensure platform quality. The Audit Committee reviews and discusses with senior management our major risk exposures and the steps we take to prevent, detect, monitor, and manage those exposures.

Given the significant work that we have done in these areas, our public reporting of these issues, and our commitment to continue to keep the public informed about our efforts, our Board believes that implementing this proposal would not benefit our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 15   Stockholder Proposal Regarding a Performance Review of the Audit and Compliance Committee

Harrington Investments, Inc., as lead filer, along with a number of other co-filers, whose names, addresses, and stockholdings will be provided by us upon request, have advised us that they intend to submit the proposal set forth below for consideration at our Annual Meeting.

Performance Review of Audit and Compliance Committee

WHEREAS: Alphabet Board's Audit and Compliance Committee ("Committee") is charged with overseeing "Alphabet's major risk exposures, including financial, operational, data privacy and security, competition, legal, regulatory, compliance, civil and human rights, sustainability, and reputational risks."

Nevertheless, increasing concern regarding the impact on public well-being of Alphabet's data privacy, content management, corporate transparency, and artificial intelligence ("AI") operations raise doubts about the Committee's ability to oversee those issues.

Numerous lawsuits allege Google deceived consumers and invaded their privacy by tracking their location data. Google settled one such case with 40 state attorneys general for $391.5 million, another with Arizona for $85 million, and an Illinois-based class action over violations of a state privacy law regarding misuse of Google Photos for $100 million. Rhode Island is leading a lawsuit claiming Alphabet fraudulently concealed security vulnerabilities, such as with Google+; an appellate court found a "strong inference" top executives were aware of, but intentionally concealed, such information from investors.

The Department of Justice is investigating Alphabet for antitrust violations, Alphabet has been sued for monopolizing the online digital advertising market, and the European Union imposed a $4.13 billion fine finding Google's Android operating system violated competition law.

Alphabet's YouTube platform has been plagued by content management issues, including failing to remove channels disseminating antisemitic and white supremacist content, and spreading dis and misinformation globally, especially in languages other than English. Researchers have found Google's ad platforms a critical source of funding for covid, climate, election, and other disinformation websites, yet opaque to those seeking to monitor advertisers potentially violating the platform's terms of use.

Alphabet's forays into AI pose other risks. The White House "Blueprint for an AI Bill of Rights" recommends the use of AI consider safety, avoid discrimination, protect data privacy, inform users when its being applied, and allow people to opt out of AI interaction. Yet Google forced out researchers who identified racial bias in AI and raised ethical concerns regarding testing of an AI chatbot.

RESOLVED: Shareholders request the Board commission an independent assessment of the role of its Audit and Compliance Committee in ensuring effective Board oversight, above and beyond legal compliance, of material risks to public well-being from company operations.

SUPPORTING STATEMENT: The review should be conducted at reasonable expense and publish a public report, omitting confidential or privileged information, by September 1, 2024.

Proponents recommend the review assess the extent to which the Committee has implemented or may implement best practices for corporate risk. The report should recommend any appropriate mitigation measures such as additional access to internal and external experts, director training, increasing the frequency of Committee engagement or delegating risk issues to a separate board committee, and providing an avenue for employees to anonymously report issues to the board or Committee.

Vote YES on this proposal to protect investor value through authentic risk oversight at Alphabet.

Alphabet Opposing Statement

Our Board believes that our Audit Committee has the requisite experience, skill set, and protocols to conduct the robust risk oversight sought by the proponent. Consequently, our Board believes that the assessment requested by this proposal would not be an effective use of company resources or result in better direction or performance, and recommends a vote AGAINST this proposal.

The Audit Committee Has the Requisite Experience, and Uses Robust Strategies and Protocols to Effectively Fulfill its Risk Oversight Responsibilities

Our Board has taken a thoughtful approach to committee composition to ensure that committee members have backgrounds that enable them to provide proper oversight of the many issues that Alphabet encounters. Our directors have extensive backgrounds as entrepreneurs, technologists, operational and financial experts, academics, scientists, investors, advisors, nonprofit board members, and government leaders — skills and expertise directly relevant to our strategic and oversight priorities.

Our Board, as a whole and through its committees, has responsibility for oversight of risk management. The oversight responsibility of our Board and its committees is enabled by management reporting processes, including an annual company-wide risk assessment, that are designed to identify, assess, and manage critical risks and mitigation strategies. While our Board is ultimately responsible for risk oversight at Alphabet, our Board has delegated to its committees oversight of risks associated with their respective areas of responsibility.

The Audit Committee is responsible for overseeing our enterprise risk management and major risk exposures, including risks beyond the scope of financial and operations risks. The Audit Committee has rigorous frameworks and processes for fulfilling these responsibilities, and regularly evaluates and adjusts its strategies to best meet the needs of our Board and Alphabet. Detailed information about the Audit Committee's work, the number of times it meets each year, and the process for our Board and committee evaluations is included in this proxy statement.

In addition to the Audit Committee's quarterly meetings that align with our quarterly and annual reports on risk matters, the Audit Committee has additional meetings to dedicate more time to discussing risk and compliance matters, including data privacy and security, competition, legal, regulatory, compliance, civil and human rights, sustainability, and reputational risks. In 2022, the Audit Committee met nine times. The Audit Committee also regularly receives reports from senior management on matters including data privacy, human rights, and civil rights, and it meets in executive session with key management personnel and representatives of outside advisors as needed.

The Audit Committee has a key role in oversight of matters raised in the stockholder proposal including data privacy, alleged antitrust violations, and risks related to AI. Successfully managing these and other areas of risk are all critical to maintaining our customers' and stakeholders' trust and to ensuring our long-term business success, and are important priorities of the Audit Committee and our Board. The Audit Committee regularly discusses these risks with senior management, regularly evaluating the company's robust data privacy, use and protection policies and protocols and reviewing any material incidents, litigation and investigation risks as it relates to antitrust, cybersecurity, IP, and other matters.

While the primary responsibility for oversight of these risks sits with the Audit Committee, it may elevate issues that require the attention of the full Board. Employees can confidentially and anonymously submit concerns to the Audit Committee regarding accounting, auditing, and internal control matters, or other relevant risks.

A Third-Party Assessment Would Not Result in Better Direction or Performance for the Audit Committee

While we share the stockholder's belief in the importance of robust risk oversight, particularly on issues that may "impact public well-being," we believe that an outside assessment of the Audit Committee's performance would not result in appreciably better direction or performance. The time and effort involved in such a report, especially one compiled by outside parties not familiar with the company or without relevant expertise, might actually distract from our Board's and the Audit Committee's ongoing work. Our risk oversight framework envisions a role for the full Board and each of its committees in overseeing Alphabet's major risk exposures, letting them fully consider particular circumstances and bring to bear their broader context and understanding of the company.

Finally, in connection with our Board's annual evaluation process, the Audit Committee also reviews and reassesses the adequacy of its charter and makes recommendations regarding any proposed changes. Past evaluations and assessments have shown that our Board, the Audit Committee and our individual directors believe there are not significant issues with the scope of the Audit Committee's responsibilities or its ability to effectively oversee Alphabet's risk exposures.

For all of these reasons, our Board believes that implementing this proposal would not provide our stockholders with significant incremental benefit.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

1 Corporate Governance

2 Director and Executive Compensation

3 Audit Matters

4 Management and Stockholder Proposals

5 Questions and Answers

6 Appendices

Proposal Number 16 Stockholder Proposal Regarding Bylaws Amendment

James McRitchie and Myra K. Young have advised us that they intend to submit the proposal set forth below for consideration at our Annual Meeting.



Proposal 16 – Fair Elections

Resolved

James McRitchie and other shareholders request that directors of Alphabet Inc. ("Company") amend its bylaws to include the following language:

Shareholder approval is required for any advance notice bylaw amendments that:

1. require the nomination of candidates more than 90 days before the annual meeting,
2. impose new disclosure requirements for director nominees, including disclosures related to past and future plans, or
3. require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of the Company's shares.

Supporting Statement

Under SEC Rule 14a-19, the universal proxy card must include all director nominees presented by management and shareholders for election.[1] Although the Rule implies each side's nominees must be grouped together and clearly identified as such, in a fair and impartial manner, most rules for director elections are set in company bylaws.

For Rule 14a-19 to be implemented equitably, boards must not undertake bylaw amendments that deter legitimate efforts by shareholders to submit nominees. The bylaw amendments set forth in the proposed resolution would presumptively deter legitimate use of Rule 14a-19 by deterring legitimate efforts by shareholders to seek board representation through a proxy contest.

The power to amend bylaws is shared by directors and shareholders. Although directors have the power to adopt bylaw amendments, shareholders have the power to check that authority by repealing board-adopted bylaws. Directors should not amend the bylaws in ways that inequitably restrict shareholders' right to nominate directors. This resolution simply asks the board to commit not to amend the bylaws to deter legitimate efforts to seek board representation, without submitting such amendments to shareholders. We urge the Board not to further amend its advance notice bylaws until shareholders have at least voted on this proposal.

Bloomberg's Matt Levine speculates bylaws might require disclosure submissions "on paper woven from unicorns' manes,"[2] with requirements waived for the board's nominees. While Mr. Levine depicts humorous and exaggerated possibilities, some companies are adopting amendments clearly designed to discourage fair elections.

Directors of at least one company (Masimo Corp.) recently adopted bylaw amendments that could deter legitimate efforts by shareholders to seek board representation through a proxy contest. Masimo's advance notice bylaws "resemble the 'nuclear option' and offers a case study in how rational governance devices can become unduly weaponized, writes Lawrence Cunningham.[3] Directors of other companies are considering similar proposals.

To ensure shareholders can vote on any proposal that would impose inequitable restrictions, we urge a vote FOR Fair Elections.

To Enhance Shareholder Value, Vote FOR Fair Elections – Proposal 16

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(1) https://www.ecfr.gov/current/title-17/chapter-II/part-240/section-240.14a-19
(2) https://www.bloomberg.com/opinion/articles/2022-10-27/credit-suisse-gives-first-boston-gets-a-second-chance?sref=a7KhiWzs
(3) https://corpgov.law.harvard.edu/2022/10/23/the-hottest-front-in-the-takeover-battles-advance-notice-bylaws/

Alphabet Opposing Statement

While we share the proponent's goals of providing stockholders with opportunities to take advantage of the advance notice and universal proxy provisions in our Bylaws, we believe this proposal would not provide any meaningful additional benefit for our stockholders.

The proponent is requesting a Bylaws amendment for something that is largely already in our current Bylaws. We amended our Bylaws in October 2022, following SEC rule changes and careful deliberations by our Board, in an effort to ensure both that (i) our stockholders would benefit from having a meaningful opportunity to nominate candidates with minimal unnecessary challenges and steps, and (ii) any director nominees nominated via our universal proxy advance notice provisions would meet minimum qualification, competency, and disclosure requirements in compliance with applicable laws. We have informed the proponent of our recent Bylaw changes, and have shared the above rationale for those changes. Our Board therefore recommends a vote AGAINST this proposal.

Our Current Bylaws Largely Includes the Advance Notice Provisions Requested by the Proponent

The proponent requests that our Bylaws include language requiring stockholder approval for any advance notice bylaw amendments that touch on two areas: submission deadlines and disclosure.

First, the proponent requests that we amend our Bylaws mandating stockholder approval for any advance notice bylaw amendments that "require the nomination of candidates more than 90 days before the annual meeting." Our Bylaws have included advance notice provisions since the date of our initial public offering as Google Inc. in August 2004, and these provisions have always included a market-standard timeframe of requiring advance notice by stockholders "not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting."

Second, the proponent requests that we amend our Bylaws to mandate stockholder approval for any advance notice bylaw amendments that "impose new disclosure requirements for director nominees, including disclosures related to past or future plans, or require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of the Company's shares." As with many other companies following the SEC's adoption of Rule 14a-19 in November 2021, our Board considered and ultimately adopted a series of amendments to our Bylaws (on October 19, 2022), which are reflected in our current Bylaws filed with the SEC and available on our Investor Relations website. Our current Bylaws do require certain disclosures from stockholder nominees, but only to the extent required for us to satisfy the relevant securities disclosure rules with respect to those nominees in our proxy materials as well as to meet NASDAQ requirements, such as the requirements for biographical information of director nominees, information about related-person transactions under Regulation S-K, and information about actual or potential conflicts of interest. It is worth highlighting that we request the same information from our company-nominated director nominees.

In approving our October 2022 amendments to our Bylaws, our Board carefully and intentionally avoided an approach that would be overly burdensome for nominating stockholders — including the one referenced in the proponent's supporting statement. Outside of the objectives to ensure a minimum standard of competence and qualification, and to ensure that we are able to provide sufficient disclosure about each of the candidates as required by law, our Board sought to minimize the changes being made to the advance notice/universal proxy provisions of our Bylaws, so that we could provide stockholders with a meaningful opportunity to present candidates for election without unnecessarily burdensome requirements. We are confident that our October 2022 amendments struck the proper balance and ensure that the company complies with its SEC and NASDAQ requirements.

For these reasons, our Board believes that this proposal requesting yet another Bylaw amendment to address sections we updated in October 2022 would not provide any meaningful additional benefit for our stockholders, and therefore recommends a vote AGAINST this proposal.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 17 Stockholder Proposal Regarding "Executives to Retain Significant Stock"

John Chevedden has advised us that he intends to submit the proposal set forth below for consideration at our Annual Meeting.

Proposal 17 - Executives To Retain Significant Stock



Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain 50% of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy in our Company's next annual meeting proxy. For the purpose of this policy, normal retirement age would be an age of at least 60 and be determined by our executive pay committee.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors might maneuver to avoid the impact of this proposal.

This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented without violating current company contractual obligations or the terms of any current pay or benefit plan. The Board is encouraged to obtain waivers of any current pay or benefit plan for senior executives that might delay implementation of this proposal.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

Please vote yes:
Executives To Retain Significant Stock – Proposal 17

Alphabet Opposing Statement

While we share the proponent's belief in the importance of aligning the interests of our senior management with those of our stockholders, we believe our existing stock ownership guidelines and policies substantially implement the proponent's request. In addition, we believe we have designed our executive officer compensation programs to reinforce and maintain this stockholder alignment. Our Board therefore believes this proposal would not provide any meaningful additional benefit for our stockholders and recommends a vote AGAINST this proposal.

Our Existing Stock Ownership Guidelines and Policies Effectively Align Senior Management With Our Stockholders

We have had robust existing stock ownership guidelines for our senior executives for many years that are reviewed, and updated, from time to time by the Compensation Committee. Our stock ownership guidelines are publicly set forth in Alphabet's Corporate Governance Guidelines, and can be found on our Investor Relations website.

These stock ownership guidelines:

● align the interests of our senior management with those of our stockholders,

● require our senior executives to hold significant amounts of Alphabet stock, and

● apply so long as any member of our senior executive team remains in their role.

Under these guidelines, our Senior Vice Presidents must hold shares of Alphabet stock equal in value to at least $7.5 million, and our Chief Executive Officer must hold shares of Alphabet stock equal in value to at least $35 million — for as long as they remain in their respective roles. They have until the later of: (i) April 20, 2024; or (ii) five years from hire or promotion into those roles to comply with these requirements. We believe these required holding amounts are significant, and help align the interests of our senior executives with those of our stockholders.

In addition, we have policies that prohibit short sales, hedging transactions, and pledging of company stock by our senior management and employees. These policies further align the economic interests of our senior management with our stockholders.

We Design Our Executive Officer Compensation Programs to Attract and Retain the World's Best Talent, Support Alphabet's Culture of Innovation and Performance, and Align Senior Management and Stockholder Interests

We use our equity awards to align senior management and stockholder interests and provide incentives for continued service. We believe that retaining and developing the best talent over the long-term is a key factor in our business success and ability to continue creating value for our stockholders.

We grant equity awards to our named executive officers to incent focus on long-term stockholder value and commitment to the company. The Compensation Committee annually evaluates the structure of our equity awards to ensure the right balance of time- and performance-based equity that supports the objectives of our compensation philosophy, aligns with our business priorities, and considers the perspectives of our stockholders.

In recent years, we have also introduced the use of performance equity to further align senior management and stockholder interests. These performance equity awards will vest, if at all, based on the total shareholder return performance of Alphabet relative to the companies comprising the S&P 100 over a multi-year performance period, subject to a senior executive's continued employment on the vesting date. Depending upon performance, the number of performance stock units that vest will range from 0%-200% of target.

We accordingly believe there is already strong alignment of interests between our senior executives and our stockholders. Our Board therefore believes that implementing this proposal would not provide our stockholders with significant incremental benefit.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

Proposal Number 18 Stockholder Proposal Regarding Equal Shareholder Voting

The NorthStar Asset Management, inc. Funded Pension Plan has advised us that it intends to submit the proposal set forth below for consideration at our Annual Meeting.

Give Each Share an Equal Vote

RESOLVED:

Shareholders request that our Board take all practicable steps in its control to initiate and adopt a recapitalization plan for all outstanding stock to have one vote per share. We recommend that this be done through a phase-out process in which the board would, within seven years or other timeframe justified by the board, establish fair and appropriate mechanisms through which disproportionate rights of Class B shareholders could be eliminated. This is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

SUPPORTING STATEMENT:

In our company's multi-class voting structure, Class B stock has 10 times the voting rights of Class A. As a result, Mr. Page and Mr. Brin currently control over 51% of our company's total voting power while owning less than 12% of stock – and will continue to retain voting control even though they have stepped down from leading the company. This raises concerns that the interests of public shareholders may be subordinated to those of our co-founders.

Due to this voting structure, our company takes public shareholder money but refuses shareholders an equal voice in the company's management. For example, it was primarily the weight of the insiders' 10 votes per share that permitted the creation of a non-voting class of stock (class C) despite the fact that the "majority of [shareholders] voted to oppose the maneuver." *The New York Times* reported that "only about 12.7 percent of Google's Class A stockholders — other than Mr. Brin, Mr. Page and other Google directors and employees — voted in support of issuing the Class C stock … With little regard for the shareholders' opinion, Google continued with the plan."

A variety of corporate governance experts illustrate a growing concern about multi-class share structures:

- As of July 2017, the S&P Dow Jones Indices announced that certain indices will no longer add companies with multiple share class structures;
- The Council for Institutional Investors (CII) recommends a seven-year phase-out of dual class share offerings. The International Corporate Governance Network supports CII's recommendation "to require to a time-based sunset clause for dual class shares to revert to a traditional one-share/one-vote structure no more than seven years after a company's IPO date."
- The International Corporate Governance Network supports CII's recommendation "to require to a time-based sunset clause for dual class shares to revert to a traditional one-share/one-vote structure no more than seven years after a company's IPO date."
- The Investor Stewardship Group recommends that "shareholders should be entitled to voting rights in proportion to their economic interest" and "boards should have a strong, independent leadership structure."
- As of November 1, 2022, Institutional Shareholder Services (ISS), which rates companies on governance risk, gave our company a 10, its highest risk category, for the Governance QualityScore.

Shareholders are encouraged to vote FOR this good governance request to allow better shareholder oversight.

Alphabet Opposing Statement

Our Board believes that the capital structure set out in our Amended and Restated Certificate of Incorporation is in the best interests of the company and our stockholders and recommends a vote AGAINST this proposal.

Our Long-Term Oriented Capital Structure Effectively Serves Stockholders

Since its inception, Google has been managed with a focus on the long term. This focus was emphasized by our co-founders, Larry Page and Sergey Brin, in their letter to our stockholders at the time of Google's initial public offering in 2004: "We are creating a corporate structure that is designed for stability over long time horizons." They reiterated their commitment to our long-term focus in their April 2012 letter to our stockholders: "We have always managed Google for the long term, investing heavily in the big bets we hope will make a significant difference in the world." The implementation of our holding company, Alphabet, in October 2015 further reinforces this view.

Our success is owed in large part to the leadership and vision originated by our co-founders and carried on today by Alphabet CEO Sundar Pichai. We have established a track record of building a strong company and creating stockholder value. This value creation is supported by the stability provided by our capital structure, which insulates us from short-term pressures and gives us greater ability to focus on long-term interests.

Our Governance Structure and Independent Board Leadership Holds Management Accountable

We have established a robust governance structure that ensures effective independent oversight and enables our Board to hold management accountable to the best interests of the company and our stockholders. Our Board leadership structure is regularly evaluated and has been modified at times to uphold strong independent oversight in our evolving business and operating environment, including the establishment of the role of independent Chair in 2018. Today, under this structure, our Board, with a majority of independent directors, is led by John L. Hennessy, our non-executive, independent Chair, and our key committees are composed entirely of independent directors, which promotes clear accountability.

Further, we maintain and periodically enhance our governance practices and stockholder rights, including annual elections of all director nominees and the introduction of a majority voting standard for directors in 2021. These enhancements are informed by feedback gathered from direct engagement with our stockholders, which is shared with and reviewed by our Board. These practices support our Board's ability to hold management accountable and represent the interests of our stockholders.

Our Board believes that our capital structure, which it evaluates annually, combined with our strong governance practices, have provided significant stability to the company and proven benefits to our stockholders, and believes that implementing this proposal would not be in the best interests of the company and our stockholders.

Required Vote

Approval of the stockholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the stockholder proposal.

Alphabet Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE STOCKHOLDER PROPOSAL.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

PROXY MATERIALS

1. Why am I receiving these materials?

Our Board made these materials available to you online, or, upon your request, has delivered printed proxy materials to you, in connection with the solicitation of proxies for use at Alphabet's 2023 Annual Meeting of Stockholders (Annual Meeting), which will take place on Friday, June 2, 2023 at 9:00 a.m., Pacific Time, via our virtual meeting site at www.virtualshareholdermeeting.com/GOOGL23. You are invited to participate in and vote on the items of business described in this proxy statement at the Annual Meeting if you were an Alphabet Class A or Class B common stock holder as of the close of business on April 4, 2023, the Record Date for the Annual Meeting, or hold a valid proxy for the Annual Meeting. This proxy statement includes information that we are required to provide to you under the SEC rules and that is designed to assist you in voting your shares.

2. What is included in the proxy materials?

The proxy materials include:

- our proxy statement for the Annual Meeting;
- our Annual Report, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2022; and
- the proxy card or a voting instruction form for the Annual Meeting.

3. What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our directors and certain of our executive officers, corporate governance, and certain other required information.

4. Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we may furnish proxy materials, including this proxy statement and our Annual Report, to our stockholders by providing access to such documents online instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice of Internet Availability of Proxy Materials (Notice), which was mailed to the holders of Class A and Class B common stock, will instruct you as to how you may access and review all of the proxy materials online. The Notice also instructs you as to how you may submit your proxy online. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

5. I share an address with another stockholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share the same address unless we receive contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of the Notice and, if applicable, the proxy materials, stockholders may contact us as follows:



Investor Relations
Alphabet Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043



Email: investor-relations@abc.xyz



(650) 253-3393

Stockholders who hold shares in street name (as described on page 111) may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the proxy materials for your household, please contact us using one of the aforementioned methods.

6. How can I access the proxy materials online?

The Notice, proxy card, or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting online and vote your shares; and
- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our Investor Relations website at https://abc.xyz/investor/other/annual-meeting/.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you, and will reduce the impact of printing and mailing these materials on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you revoke it.

— VOTING INFORMATION

7. What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are set forth beginning on page 64 of this proxy statement. We will also consider any other business that properly comes before the Annual Meeting. See Question 21.

8. How does our Board recommend that I vote?

Our Board recommends that you vote your shares "FOR" each of the director nominees; "FOR" Proposals Number 2, Number 3, and Number 4; every "3 YEARS" for Proposal Number 5; and "AGAINST" Proposals Number 6 through Number 18.

9. What shares can I vote?

Each share of Alphabet Class A common stock and Class B common stock issued and outstanding as of the close of business on April 4, 2023, the Record Date for the Annual Meeting, is entitled to be voted on all items being voted on at the Annual Meeting. Holders of Alphabet Class C capital stock have no voting power as to any items of business that will be voted on at the Annual Meeting. You may vote all shares of Alphabet Class A common stock and Class B common stock that you owned as of the Record Date, including shares held: (1) directly in your name as the stockholder of record, and (2) for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee. On the Record Date, we had 6,826,159,052 shares of Class A common stock and Class B common stock issued and outstanding, consisting of 5,943,457,010 shares of Class A common stock and 882,702,042 shares of Class B common stock. On the Record Date, we had 5,895,981,576 shares of Class C capital stock issued and outstanding.

10. How many votes am I entitled to per share?

Each holder of shares of Alphabet Class A common stock is entitled to one (1) vote for each share of Class A common stock held as of the Record Date, and each holder of shares of Alphabet Class B common stock is entitled to ten (10) votes for each share of Class B common stock held as of the Record Date. The holders of the shares of Alphabet Class A common stock and Class B common stock are voting as a single class on all matters described in this proxy statement for which your vote is being solicited.

11. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most Alphabet stockholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- **Stockholder of Record** — If your shares are registered directly in your name with our transfer agent, Computershare Investor Services (Computershare), you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to grant your voting proxy directly to Alphabet or to vote during the Annual Meeting. If you requested to receive printed proxy materials, you may use the proxy card that was sent to you. You may also vote online, by telephone, or by mail as described in the Notice and under Question 13.

- **Beneficial Owner** — If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, like the vast majority of our stockholders, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by that organization. As the beneficial owner, you may vote online, by telephone, or by mail, as described in the Notice and under Question 13. You may also direct your broker, bank, trustee or nominee how to vote your shares, and you may vote during the Annual Meeting. If you do not wish to vote during the Annual Meeting or you will not be participating in the Annual Meeting, you may vote online, by telephone, or by mail, as described in the Notice and under Question 13.

12. How can I vote my shares at the Annual Meeting?

This proxy statement was first mailed to stockholders on or about April 21, 2023. It is furnished in connection with the solicitation of proxies by our Board to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice.

Participation in the Annual Meeting is limited to holders of Class A or Class B common stock as of April 4, 2023. You will be able to participate in, vote your shares electronically, and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/GOOGL23. To be admitted to and to vote at the Annual Meeting at www.virtualshareholdermeeting.com/GOOGL23, you must enter the 16-digit control number found in the box marked by the arrow for postal mail recipients of the Notice, the voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients. If you encounter any technical difficulties accessing the Annual Meeting or during the Annual Meeting, please call: (844) 986-0822 (toll-free) or (303) 562-9302 (international). Technical support will be available 30 minutes prior to the start time of the Annual Meeting.

13. How can I vote my shares without participating in the Annual Meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without participating in the Annual Meeting.

If you are a stockholder of record, you may vote by proxy online by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card.

If you hold shares beneficially in street name, you may also vote by proxy online by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, trustee, or nominee.

14. Can I change my vote or revoke my proxy?

You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by taking any one of the following actions: (1) follow the instructions given for changing your vote online or by telephone or deliver a valid written proxy with a later date; (2) notify the Corporate Secretary in writing that you have revoked your proxy by mail at Alphabet Inc., 1600 Amphitheatre Pkwy, Mountain View, CA 94043; or (3) vote electronically during the Annual Meeting at www.virtualshareholdermeeting.com/GOOGL23.

15. Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Alphabet or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation.

16. How many shares must be present or represented to conduct business at the Annual Meeting?

The quorum requirement for holding the Annual Meeting and transacting business is that holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock outstanding as of the Record Date must be present or represented by proxy. Both abstentions and broker non-votes (described below in Question 18) are counted for the purpose of determining the presence of a quorum.

17. How are votes counted?

For each proposal submitted for a vote, except for Proposal Number 5, you may vote "FOR," "AGAINST," or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST."

With respect to Proposal Number 5 to determine the frequency of stockholder advisory vote regarding compensation awarded to named executive officers, you may vote "1 YEAR," "2 YEARS," "3 YEARS," or "ABSTAIN." If you elect to "ABSTAIN," the abstention does not count in the determination of which alternative receives the highest number of votes cast.

Broker non-votes (described below in Question 18) will not affect the outcome of any item of business being voted on at the Annual Meeting, assuming that a quorum is obtained.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If no instructions are indicated on a properly executed proxy card or over the telephone or online, the shares will be voted as recommended by our Board.

18. What is the voting requirement to approve each of the proposals?

The approval of Proposals Number 1 through 4 and 6 through 18 in each case requires the affirmative "FOR" vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class (meaning that of the shares represented at the Annual Meeting and entitled to vote, a majority of them must be voted "FOR" the proposal for it to be approved). In the case of Proposal Number 5 to determine the frequency of stockholder advisory vote regarding compensation awarded to named executive officers, the frequency that receives the highest number of votes cast will be deemed to be the frequency selected by our stockholders.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as "non-routine" matters. All of the matters scheduled to be voted on at the Annual Meeting are "non-routine," except for the proposal to ratify the appointment of Ernst & Young LLP as Alphabet's independent registered public accounting firm for the fiscal year ending December 31, 2023. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered voting power present with respect to that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained.

Please note that since brokers may not vote your shares on "non-routine" matters, including the election of directors (Proposal Number 1), the amendment and restatement of Alphabet's Amended and Restated 2021 Stock Plan (Proposal Number 3), advisory vote to approve compensation awarded to named executive officers (Proposal Number 4), advisory vote on the frequency of advisory votes to approve compensation awarded to named executive officers (Proposal Number 5), and each of the stockholder proposals (Proposals Number 6 through Number 18), in the absence of your specific instructions, we encourage you to provide instructions to your broker regarding the voting of your shares.

19. Is cumulative voting permitted for the election of directors?

No, you may not cumulate your votes for the election of directors.

20. Who will bear the cost of soliciting votes for the Annual Meeting?

Alphabet is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials and/or vote online, you are responsible for internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We have also retained Broadridge Financial Solutions, Inc. to assist us in the distribution of proxy materials and vote tabulation. We will pay Broadridge Financial Solutions, Inc. a fee of approximately $13,000 plus reasonable out-of-pocket expenses for these services.

21. What happens if additional matters are presented at the Annual Meeting?

In addition to the 18 items of business described in this proxy statement, a stockholder has provided notice of intent to present a proposal at the Annual Meeting regarding the vesting of PSUs. The persons named as proxy holders, Sundar Pichai, Ruth M. Porat, Kent Walker, Halimah DeLaine Prado, and Kathryn W. Hall, or any of them, have discretionary authority in voting the proxies under Rule 14a-4(c) under the Exchange Act and intend to exercise such discretion to vote "AGAINST" such proposal if presented at the Annual Meeting.

Other than the above, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Sundar Pichai, Ruth M. Porat, Kent Walker, Halimah DeLaine Prado, and Kathryn W. Hall, or any of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our Board.

22. Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and publish final voting results on the 2023 Annual Meeting section of our Investor Relations website at https://abc.xyz/investor/other/annual-meeting/. We will also disclose the final voting results in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

— PARTICIPATING IN THE ANNUAL MEETING

23. How can I participate in the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a holder of Alphabet Class A or Class B common stock as of the Record Date or you hold a valid proxy for the Annual Meeting. We have adopted a virtual format for the Annual Meeting to make participation accessible for stockholders from any geographic location with Internet connectivity. We have worked to offer the same participation opportunities as were provided at our past meetings held in-person while further enhancing the online experience available to all stockholders regardless of their location. The accompanying proxy materials include instructions on how to participate in the Annual Meeting and how you may vote your shares.

Alphabet stockholders of Class A or Class B common stock (or their proxy holders) as of the close of business on the Record Date can participate in and vote at the Annual Meeting by logging in with the 16-digit control number found in the box marked by the arrow for postal mail recipients of the Notice, the voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients, at www.virtualshareholdermeeting.com/GOOGL23. All others may view the Annual Meeting through our Investor Relations YouTube channel at www.youtube.com/c/AlphabetIR.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. Prior to the Annual Meeting, you may vote your proxy online, via telephone, or if you received a printed copy of your proxy materials, by mail — in each case the deadline for voting is 11:59 p.m., Eastern Time, on Thursday, June 1, 2023. To vote your shares online in advance of the Annual Meeting, go to the voting website, www.proxyvote.com and enter your 16-digit control number.

You may submit a question in advance of the Annual Meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/GOOGL23.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the Annual Meeting on Friday, June 2, 2023. If you have difficulty accessing the Annual Meeting or during the Annual Meeting, please call: (844) 986-0822 (toll-free) or (303) 562-9302 (international). Technical support will be available 30 minutes prior to the start time of the Annual Meeting.

24. Is the Annual Meeting going to be webcast?

For your convenience, we are pleased to offer a live webcast of the Annual Meeting through our Investor Relations YouTube channel at https://www.youtube.com/c/AlphabetIR.

25. Who will serve as inspector of elections?

Our independent inspector of elections, Broadridge Financial Services, Inc. will tabulate votes cast by proxy or electronically during the meeting. We expect to publish the final vote tabulation on the 2023 Annual Meeting section of our Investor Relations website at https://abc.xyz/investor/other/annual-meeting/ within one business day after the Annual Meeting. We will also report the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

26. How can I contact Alphabet's transfer agent?

Contact our transfer agent by either writing to Computershare Investor Services, PO BOX 43006, Providence, RI, 02940-3006 (courier services should be sent to Computershare Investor Services, 150 Royall Street, Suite 101, Canton, MA 02021), by telephoning shareholder services 1-866-298-8535 (toll free within the USA, US territories and Canada), or 1-781-575-2879 or by visiting Investor Centre™ portal at www.computershare.com/investor.

— STOCKHOLDER PROPOSALS, DIRECTOR NOMINATIONS, AND RELATED BYLAW PROVISIONS

27. What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?

Stockholder Proposals: Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the 2024 Annual Meeting of Stockholders by submitting their proposals in writing to the Corporate Secretary in a timely manner. For a stockholder proposal to be considered timely for inclusion in our proxy statement for our 2024 Annual Meeting of Stockholders, the Corporate Secretary must receive the written proposal at our principal executive offices or at the email address set forth below no later than Saturday, December 23, 2023. If we hold our 2024 Annual Meeting of Stockholders more than 30 days before or after June 2, 2024 (the one-year anniversary date of the 2023 Annual Meeting of Stockholders), we will disclose the new deadline by which stockholder proposals must be received under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably determined to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act and with the SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed in one of the following two ways:

1. via email only:		**2. via mail with a copy via email:**		
 corporatesecretary@abc.xyz	**OR**	 Alphabet Inc. Attn: Corporate Secretary 1600 Amphitheatre Parkway Mountain View, California 94043	**AND**	 corporatesecretary@abc.xyz

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is: (1) specified in the notice of a meeting given by or at the direction of our Board, (2) otherwise properly brought before the meeting by or at the direction of our Board, or (3) properly brought before the meeting by a stockholder entitled to vote at the annual meeting who has delivered timely written notice to the Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for our 2024 Annual Meeting of Stockholders, the Corporate Secretary must receive the written notice at our principal executive offices and/or at the email address set forth above:

- not earlier than the close of business on Saturday, February 3, 2024, and

- not later than the close of business on Monday, March 4, 2024.

If we hold our 2024 Annual Meeting of Stockholders more than 30 days before or after June 2, 2024 (the one-year anniversary date of the 2023 Annual Meeting of Stockholders), the notice of a stockholder proposal that is not intended to be included in our proxy statement must be received not later than the close of business on the earlier of the following two dates:

- the 10th day following the day on which notice of the meeting date is mailed, or

- the 10th day following the day on which public disclosure of the meeting date is made.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates: Stockholders may propose director candidates for consideration by the Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board, and should be directed to the Corporate Secretary at the mailing and/or email address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Directors, Executive Officers, and Corporate Governance—Corporate Governance and Board Matters—Consideration of Director Nominees—Stockholder Recommendations and Nominees" on page 34 of this proxy statement.

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, and in order for any such nomination to be included in the company's proxy card (the "universal proxy" as contemplated pursuant to Rule 14a-19 under the Exchange Act), the stockholder must satisfy the requirements set forth in our bylaws and under Rule 14a-19 under the Exchange Act. In addition, the stockholder must give timely notice to the Corporate Secretary in accordance with the advance notice procedure set forth in our bylaws, which, in general, requires that the Corporate Secretary receive the notice within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement. Any notice of director nomination submitted to the Corporate Secretary must include the additional information required by Rule 14a-19(b) under the Exchange Act. The determination of whether any such nomination is in full compliance with all of the requirements described above is at the sole discretion of any director of our Board (or any committee of our Board), any authorized officer of the company, and the Chair of the annual meeting of stockholders.

Copy of Bylaw Provisions: A copy of our bylaws is available at https://abc.xyz/investor/other/bylaws/. You may also contact the Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates.

APPENDIX A ALPHABET INC. AMENDED AND RESTATED 2021 STOCK PLAN

1. <u>Purpose of the Plan</u>

This Plan is intended to promote the interests of the Company and its stockholders by providing the employees and consultants of the Company and members of the Board of Directors with incentives and rewards to encourage them to continue in the service of the Company and with a proprietary interest in pursuing the long-term growth, profitability and financial success of the Company.

2. <u>Definitions</u>

As used in the Plan or in any instrument governing the terms of any Incentive Award, the following definitions apply to the terms indicated below:

(a) "Alphabet" means Alphabet Inc., a Delaware corporation.

(b) "Award" means any cash-based or stock-based award granted by the Committee to members of the Board of Directors who are not employees of the Company in accordance with Section 3(b) below. Stock-based Awards may be in the form of any of the following, in each case in respect of Capital Stock: (a) Options, (b) stock appreciation rights, (c) restricted shares, (d) restricted stock units, (e) dividend equivalent rights and (f) other equity-based or equity-related Awards (including, without limitation, the grant or offer for sale of unrestricted shares of Capital Stock) that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company. Cash-based awards may be in the form of (i) retainers, (ii) meeting-based fees or (iii) any other cash award that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company.

(c) "Board of Directors" means the Board of Directors of Alphabet.

(d) "Capital Stock" means Alphabet's Class C capital stock, $0.001 par value per share, or any other security into which such capital stock shall be changed as contemplated by the adjustment provisions of Section 9 of the Plan.

(e) "Cash Incentive Award" means an award granted pursuant to Section 8 of the Plan.

(f) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder.

(g) "Committee" means the Leadership Development, Inclusion and Compensation Committee of the Board of Directors or such other committee, as the Board of Directors shall appoint from time to time to administer the Plan and to otherwise exercise and perform the authority and functions assigned to the Committee under the terms of the Plan.

(h) "Company" means Alphabet and all of its Subsidiaries, collectively.

(i) "Deferred Compensation Plan" means any plan, agreement or arrangement maintained by the Company from time to time that provides opportunities for deferral of compensation.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(k) "Fair Market Value" means, with respect to a share of Capital Stock, as of the applicable date of determination (i) the closing sales price on the date of determination or, if not so reported for such day, the immediately preceding business day of a share of Capital Stock as reported on the principal securities exchange on which shares of Capital Stock are then listed or admitted to trading,(ii) if not so reported, the closing bid price on the date of determination or, if not so reported for such day, on the immediately preceding business day as reported on the NASDAQ Stock Market or (iii) if not so reported, as furnished by any member of the Financial Industry Regulatory Authority, Inc. selected by the Committee. In the event that the price of a share of Capital Stock shall not be so reported, the Fair Market Value of a share of Capital Stock shall be determined by the Committee in its sole discretion. Notwithstanding the preceding, for federal, state and local income tax reporting purposes and for such other purposes as the Committee deems appropriate, the Fair Market Value shall be determined by the Committee in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(l) "Incentive Award" means one or more Awards, Stock Incentive Awards and Cash Incentive Awards, collectively.

(m) "ISO" means any Option, or portion thereof, awarded to a Participant pursuant to the Plan which is designated by the Committee as an incentive stock option and also meets the applicable requirements of an incentive stock option pursuant to Section 422 of the Code.

(n) "Option" means a stock option to purchase shares of Capital Stock granted to a Participant pursuant to Section 6 of the Plan.

(o) "Other Stock-Based Award" means an award granted to a Participant pursuant to Section 7 of the Plan.

(p) "Participant" means an employee or consultant of the Company or a member of the Board of Directors who is eligible to participate in the Plan pursuant to the terms and conditions hereof and to whom one or more Incentive Awards have been granted pursuant to the Plan and have not been fully settled or cancelled and, following the death of any such Person, his successors, heirs, executors and administrators, as the case may be.

(q) "Person" means a "person" as such term is used in Section 13(d) and 14(d) of the Exchange Act, including any "group" within the meaning of Section 13(d)(3) under the Exchange Act.

(r) "Permitted Transferee" means a member of the Participant's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships), any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests.

(s) "Plan" means this Alphabet Inc. 2021 Stock Plan, as it may be further amended from time to time.

(t) "Securities Act" means the Securities Act of 1933, as amended.

(u) "Stock Incentive Award" means an Option or Other Stock-Based Award granted pursuant to the terms of the Plan.

(v) "Subsidiary" means any "subsidiary" within the meaning of Rule 405 under the Securities Act.

3. <u>Stock Subject to the Plan and Limitations on Non-Employee Director Awards</u>

(a) <u>Stock Subject to the Plan</u>

The maximum number of shares of Capital Stock that may be covered by Incentive Awards granted under the Plan shall not exceed 1,450,200,040 shares in the aggregate.

The shares referred to in the preceding sentences of this paragraph shall be subject to adjustment as provided in Section 9 and the following provisions of this Section 3. Shares of Capital Stock issued under the Plan may be either authorized and unissued shares or treasury shares, or both, at the sole discretion of the Committee.

For purposes of the preceding paragraph, shares of Capital Stock covered by Incentive Awards shall only be counted as used to the extent they are actually issued and delivered to a Participant (or such Participant's permitted transferees as described in the Plan) pursuant to the Plan. For purposes of clarification, in accordance with the preceding sentence if an Incentive Award is settled for cash or if shares of Capital Stock are withheld to pay the exercise price of an Option or to satisfy any tax withholding requirement in connection with an Incentive Award, only the shares issued (if any), net of the shares withheld, will be deemed delivered for purposes of determining the number of shares of Capital Stock that are available for delivery under the Plan. In addition, shares of Capital Stock related to Incentive Awards that expire, are forfeited or cancelled or terminated for any reason without the issuance of shares shall not be treated as issued pursuant to the Plan. In addition, if shares of Capital Stock owned by a Participant (or such Participant's permitted transferees as described in the Plan) are tendered (either actually or through attestation) to the Company in payment of any obligation in connection with an Incentive Award, the number of shares tendered shall be added to the number of shares of Capital Stock that are available for delivery under the Plan. Shares of Capital Stock covered by Incentive Awards granted pursuant to the Plan in connection with the conversion, replacement, or adjustment of outstanding equity-based awards to reflect a merger or acquisition (within the meaning of NASDAQ Listing Rule 5635(c) and Interpretive Material 5635-1) shall not count as used under the Plan for purposes of this Section 3.

(b) <u>Non-Employee Director Awards</u>

In order to retain and compensate the non-employee members of the Board of Directors for their services, and to strengthen the alignment of their interests with those of the stockholders of the Company, the Plan permits the grant of cash-based and stock-based Awards to any non-employee member of the Board of Directors. Aggregate Awards granted to any non-employee member of the Board of Directors in respect of any calendar year, solely with respect to his or her service as a non-employee member of the Board of Directors, may not exceed $1,500,000 based on the aggregate value of cash-based Awards and the Fair Market Value of any stock-based Awards, in each case determined as of the date of grant. The Board of Directors will reassess this cap at least once every five years. Non-employee members of the Board of Directors shall not be eligible to receive any Incentive Awards other than Awards.

(c) Successor to the 2012 Plan

The Plan is intended as the successor to the Alphabet Inc. Amended and Restated 2012 Stock Plan (the 2012 Plan). Following June 2, 2021, the date of the approval of the Plan by our stockholders (the Approval Date), no additional awards may be granted under the 2012 Plan. In addition, from and after the Approval Date, all outstanding awards granted under the 2012 Plan will remain subject to the terms of the 2012 Plan; provided, however, that any shares of Capital Stock subject to awards under the 2012 Plan that are outstanding as of the Approval Date that terminate by reason of expiration, forfeiture, cancellation, or otherwise, without the issuance of such shares, that are settled in cash, or that are tendered (either actually or through attestation) to the Company in payment of any obligation in connection with an award will become available for issuance of Incentive Awards under the Plan (as further described in Section 3(a) herein).

4. Administration of the Plan

The Plan shall be administered by a Committee of the Board of Directors consisting of two or more persons, each of whom qualifies as a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act), and as "independent" within the meaning of any applicable stock exchange listing rules or similar regulatory authority. The Committee shall, consistent with the terms of the Plan, from time to time designate those employees and consultants of the Company and members of the Board of Directors who shall be granted Incentive Awards under the Plan and the amount, type and other terms and conditions of such Incentive Awards. All of the powers and responsibilities of the Committee under the Plan may be delegated by the Committee to any subcommittee thereof. In addition, the Committee may from time to time authorize a subcommittee consisting of one or more members of the Board of Directors (including members who are employees of the Company) or employees of the Company to grant Incentive Awards, subject to such restrictions and limitation as the Committee may specify and to the requirements of Delaware General Corporation Law Section 157.

The Committee shall have full discretionary authority to administer the Plan, including discretionary authority to interpret and construe any and all provisions of the Plan and the terms of any Incentive Award (and any agreement evidencing the grant of any Incentive Award) granted thereunder and to adopt and amend from time to time such rules and regulations for the administration of the Plan as the Committee may deem necessary or appropriate. The Committee shall have the authority, in its discretion, to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations related to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws. For purposes of clarity, the Committee may exercise all discretion granted to it under the Plan in a non-uniform manner among Participants.

Unless otherwise determined by the Committee, Awards granted under the Plan will be subject to the Company's leave policies as may be in effect from time to time. For purposes of ISOs, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave, any ISO held by the Participant will cease to be treated as an ISO and will be treated for tax purposes as a non-qualified Option. The provisions of this paragraph shall be administered and interpreted in a manner that does not give rise to any tax under Section 409A of the Code.

The employment of a Participant with the Company shall be deemed to have terminated for all purposes of the Plan if such Participant is employed by or provides services to a Person that is a Subsidiary of the Company and such Person ceases to be a Subsidiary of the Company, unless the Committee determines otherwise. The Committee may, without limitation and in its discretion, in connection with any such determination, provide for the accelerated vesting of any Incentive Award upon or after such cessation, subject to such terms and conditions as the Committee shall specify. The employment of a Participant with the Company shall not be deemed to have terminated for any purpose of the Plan if such Participant is employed by a Person that is part of the Company, and such Participant's employment is subsequently transferred to any other Person that is part of the Company, unless and to the extent the Committee specifies otherwise in writing in the instrument evidencing the grant of an Incentive Award or otherwise. A Participant who ceases to be an employee of the Company but continues, or simultaneously commences, services as a consultant or director of the Company shall not be deemed to have had a termination of employment for purposes of the Plan, unless the Committee determines otherwise. Decisions of the Committee shall be final, binding and conclusive on all parties. All discretion granted to the Committee pursuant to this paragraph must be exercised in a manner that would not cause any tax to become due under Section 409A of the Code.

On or after the date of grant of an Incentive Award under the Plan, the Committee may (i) accelerate the date on which any such Incentive Award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such Incentive Award, including, without limitation, extending the period following a termination of a Participant's employment during which any such Incentive Award may remain outstanding, (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such Incentive Award or (iv) provide for the payment of dividends or dividend equivalents with respect to any such Incentive Award; provided that the Committee shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

The Company shall pay any amount payable with respect to an Incentive Award in accordance with the terms of such Incentive Award, provided that the Committee may, in its discretion, defer the payment of amounts payable with respect to an Incentive Award subject to and in accordance with the terms of a Deferred Compensation Plan.

5.　Eligibility

The Persons who shall be eligible to be selected by the Committee from time to time to receive Incentive Awards pursuant to the Plan shall be those Persons (a) who are employees and consultants of, or who render services directly or indirectly to, the Company or (b) who are members of the Board of Directors. Each Incentive Award granted under the Plan shall be evidenced by an instrument in writing in form and substance approved by the Committee.

6.　Options

The Committee may from time to time grant Options, subject to the following terms and conditions:

(a)　Exercise Price

The exercise price per share of Capital Stock covered by any Option shall be not less than 100% of the Fair Market Value of a share of Capital Stock on the date on which such Option is granted.

(b)　Term and Exercise of Options

(i)　Each Option shall become vested and exercisable on such date or dates, during such period and for such number of shares of Capital Stock as shall be determined by the Committee on or after the date such Option is granted and set forth in the agreement evidencing the grant of such Option; provided, however that no Option shall be exercisable after the expiration of ten (10) years from the date such Option is granted; and provided, further, that each Option shall be subject to earlier termination, expiration or cancellation as provided in the Plan or in the agreement evidencing the grant of such Option.

(ii)　Each Option may be exercised in whole or in part; provided, however, that no partial exercise of an Option shall be for an aggregate exercise price of less than $1,000. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining portion thereof.

(iii)　An Option shall be exercised by such methods and procedures as the Committee determines from time to time, including, without limitation, through net physical settlement or other method of cashless exercise.

(iv)　Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of a Participant, only by the Participant; provided, however, that the Committee may permit in its sole discretion Options (other than ISOs) to be transferable to a Permitted Transferee.

(c)　Effect of Termination of Employment or Other Relationship

The agreement evidencing the grant of each Option shall specify the consequences with respect to such Option of the termination of the employment or other service between the Company and the Participant holding the Option.

(d)　Additional Terms for ISOs

Each Option that is intended to qualify as an ISO shall be designated as such in the agreement evidencing its grant, and each agreement evidencing the grant of an Option that does not include any such designation shall be deemed to be a non-qualified Option. ISOs may only be granted to Persons who are employees of the Company. The aggregate Fair Market Value (determined as of the date of grant of the ISOs) of the number of shares of Capital Stock with respect to which ISOs are exercisable for the first time by any Participant during any calendar year under all plans of the Company shall not exceed $100,000, or such other maximum amount as is then applicable under Section 422 of the Code. Any Option or a portion thereof that is designated as an ISO that for any reason fails to meet the requirements of an ISO shall be treated hereunder as a non-qualified Option. No ISO may be granted to a Person who, at the time of the proposed grant, owns (or is deemed to own under the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of common stock of the Company unless (i) the exercise price of such ISO is at least one hundred ten percent (110%) of the Fair Market Value of a share of Capital Stock at the time such ISO is granted and (ii) such ISO is not exercisable after the expiration of five years from the date it is granted. The maximum number of shares of Capital Stock that may be covered by Incentive Awards granted under the Plan that are intended to be ISOs shall not exceed 1,450,200,040 shares of Capital Stock in the aggregate.

(e) Repricing.

Notwithstanding anything to the contrary herein, Alphabet may not reprice any Option without the approval of the stockholders of Alphabet. For this purpose, "reprice" means (i) any of the following or any other action that has the same effect: (A) lowering the exercise price of an Option after it is granted, (B) any other action that is treated as a repricing under U.S. generally accepted accounting principles ("GAAP") or (C) cancelling an Option at a time when its exercise price exceeds the Fair Market Value of the underlying Capital Stock, in exchange for another Option, restricted stock or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction; and (ii) any other action that is considered to be a repricing under formal or informal guidance issued by the NASDAQ Stock Market.

7. Other Stock-Based Awards

The Committee may grant equity-based or equity-related awards not otherwise described herein in such amounts and subject to such terms and conditions (including any performance conditions) as the Committee shall determine. Without limiting the generality of the preceding sentence, each such Other Stock-Based Award may (a) involve the transfer of actual shares of Capital Stock to Participants, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares of Capital Stock, (b) be subject to performance-based and/or service-based conditions, (c) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units and (d) be designed to comply with applicable laws of jurisdictions other than the United States; provided that each Other Stock-Based Award shall be denominated in, or shall have a value determined by reference to, a number of shares of Capital Stock that is specified at the time of the grant of such award.

8. Cash Incentive Awards

The Committee may grant Cash Incentive Awards, subject to terms and conditions determined by the Committee in its sole discretion, provided that such terms and conditions are consistent with the terms and conditions of the Plan. Cash Incentive Awards may be settled in cash or in other property, including shares of Capital Stock, provided that the term "Cash Incentive Award" shall exclude any Stock Incentive Award.

9. Adjustments Upon Certain Changes

Subject to any action by the stockholders of Alphabet required by law, applicable tax rules or the rules of any exchange on which shares of common stock of Alphabet (for the avoidance of doubt, references to common stock of Alphabet in this Plan shall include Capital Stock) are listed for trading:

(a) Shares Available for Grants

In the event of any change in the number or type of shares of common stock of Alphabet outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, or any change in the type and number of shares of common stock of Alphabet outstanding by reason of any other event or transaction, the Committee shall make appropriate adjustments in the type and maximum aggregate number of shares with respect to which the Committee may grant Incentive Awards, and the maximum aggregate number of shares with respect to which the Committee may grant Incentive Awards that are intended to be ISOs.

(b) Increase or Decrease in Issued Shares Without Consideration

In the event of any increase or decrease in the number or type of issued shares of common stock of Alphabet resulting from a subdivision or consolidation of shares of common stock of Alphabet or the payment of a stock dividend (but only on the shares of common stock of Alphabet), or any other increase or decrease in the number of such shares effected without receipt or payment of consideration by the Company, the Committee shall appropriately adjust the type or number of shares subject to each outstanding Incentive Award and the exercise price per share, if any, of shares subject to each such Incentive Award.

(c) Certain Mergers

In the event of any merger, consolidation or similar transaction as a result of which the holders of shares of Capital Stock receive consideration consisting exclusively of securities of the surviving corporation in such transaction, the Committee shall appropriately adjust each Incentive Award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities which a holder of the number of shares of Capital Stock subject to such Incentive Award would have received in such merger or consolidation.

(d) Certain Other Transactions

In the event of (i) a dissolution or liquidation of Alphabet, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis) or (iii) a merger, consolidation or similar transaction involving Alphabet in which the holders of shares of Capital Stock receive securities and/or other property, including cash, other than shares of the surviving corporation in such transaction, the Committee shall, in its sole discretion, have the power to:

(A) cancel, effective immediately prior to the occurrence of such event, each Incentive Award (whether or not then exercisable or vested), and, in full consideration of such cancellation, pay to the Participant to whom such Incentive Award was granted an amount in cash, for each share of Capital Stock subject to such Incentive Award, equal to the value, as determined by the Committee, of such share of Capital Stock, provided that with respect to the shares of Capital Stock subject to any outstanding Option, such value shall be equal to the excess of (1) the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Capital Stock as a result of such event over (2) the exercise price of a share of Capital Stock subject to such Option; or

(B) provide for the exchange of each Incentive Award (whether or not then exercisable or vested) for an Incentive Award with respect to (1) some or all of the property which a holder of the number of shares of Capital Stock subject to such Incentive Award would have received in such transaction or (2) securities of the acquirer or surviving corporation, and, incident thereto, make an equitable adjustment as determined by the Committee in the exercise price per share, if any, of stock subject to the Incentive Award, or the number of shares or amount of property subject to the Incentive Award or provide for a payment (in cash or other property) to the Participant to whom such Incentive Award was granted in partial consideration for the exchange of the Incentive Award.

(e) Other Changes

In the event of any change in the capitalization of Alphabet or corporate change other than those specifically referred to in paragraphs 9(b), (c) or (d), including without limitation, any extraordinary cash dividend, spin-off, split-off, sale of a Subsidiary or business unit or similar transaction, the Committee may make such adjustments in the issuer, number and class of shares subject to Stock Incentive Awards outstanding on the date on which such change occurs, such as, for example, a rollover of Stock Incentive Awards, and in such other terms of such Incentive Award, as the Committee may consider appropriate.

(f) Cash Incentive Awards

In the event of any transaction or event described in this Section 9, including, without limitation, any corporate change referred to in paragraph (e) hereof, the Committee may, in its sole discretion, make such adjustments of any Cash Incentive Award, as the Committee may consider appropriate in respect of such transaction or event.

(g) No Other Rights

Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of Alphabet or any other corporation. Except as expressly provided in the Plan, no issuance by Alphabet of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Incentive Award.

(h) Savings Clause

No provision of this Section 9 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

10. Rights Under the Plan

No Person shall have any rights as a stockholder with respect to any shares of Capital Stock covered by or relating to any Incentive Award until the date of the issuance of such shares on the books and records of Alphabet. Except as otherwise expressly provided in Section 9 hereof, no adjustment of any Incentive Award shall be made for dividends or other rights for which the record date occurs prior to the date of such issuance. Nothing in this Section 10 is intended, or should be construed, to limit the authority of the Committee to cause the Company to make payments based on the dividends that would be payable with respect to any share of Capital Stock if it were issued or outstanding, or from granting rights related to such dividends.

The Company shall not have any obligation to establish any separate fund or trust or other segregation of assets to provide for payments under the Plan. To the extent any person acquires any rights to receive payments hereunder from the Company, such rights shall be no greater than those of an unsecured creditor.

11. <u>No Special Employment Rights; No Right to Incentive Award</u>

(a) Nothing contained in the Plan or any agreement evidence the grant of any Incentive Award shall confer upon any Participant any right with respect to the continuation of his employment by or service to the Company or interfere in any way with the right of the Company at any time to terminate such employment or service or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Incentive Award.

(b) No person shall have any claim or right to receive an Incentive Award hereunder. The Committee's granting of an Incentive Award to a Participant at any time shall neither require the Committee to grant an Incentive Award to such Participant or any other Participant or other person at any time nor preclude the Committee from making subsequent grants to such Participant or any other Participant or other person.

12. <u>Securities Matters</u>

(a) Alphabet shall be under no obligation to effect the registration pursuant to the Securities Act of any shares of Capital Stock to be issued hereunder or to effect similar compliance under any state or local laws. Notwithstanding anything herein to the contrary, Alphabet shall not be obligated to cause to be issued any shares of Capital Stock pursuant to the Plan unless and until Alphabet is advised by its counsel that the issuance of such shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Capital Stock are traded. The Committee may require, as a condition to the issuance of shares of Capital Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that any certificates representing such shares bear such legends, as the Committee deems necessary or desirable.

(b) The exercise of any Option granted hereunder shall only be effective at such time as counsel to Alphabet shall have determined that the issuance of shares of Capital Stock pursuant to such exercise is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Capital Stock are traded. Alphabet may, in its sole discretion, defer the effectiveness of an exercise of an Option hereunder or the issuance of shares of Capital Stock pursuant to any Incentive Award pending or to ensure compliance under federal, state or local securities laws. Alphabet shall inform the Participant in writing of its decision to defer the effectiveness of the exercise of an Option or the issuance of shares of Capital Stock pursuant to any Incentive Award. During the period that the effectiveness of the exercise of an Option has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

13. <u>Withholding Taxes</u>

(a) <u>Cash Remittance</u>

Whenever shares of Capital Stock are to be issued upon the exercise of an Option or the grant or vesting of an Incentive Award, and whenever any amount shall become payable in respect of any Incentive Award, Alphabet shall have the right to require the Participant to remit to Alphabet in cash an amount sufficient to satisfy federal, state and local withholding tax requirements, if any, attributable to such exercise, grant, vesting or payment prior to issuance of such shares or the effectiveness of the lapse of such restrictions or making of such payment. In addition, upon the exercise or settlement of any Incentive Award in cash, or the making of any other payment with respect to any Incentive Award (other than in shares of Capital Stock), Alphabet shall have the right to withhold from any payment required to be made pursuant thereto an amount sufficient to satisfy the federal, state and local withholding tax requirements, if any, attributable to such exercise, settlement or payment.

(b) <u>Stock Remittance</u>

At the election of the Participant, subject to the approval of the Committee, when shares of Capital Stock are to be issued upon the exercise, grant or vesting of an Incentive Award, the Participant may tender to Alphabet a number of shares of Capital Stock that have been owned by the Participant for at least six months (or such other period as the Committee may determine) having a Fair Market Value at the tender date determined by the Committee to be sufficient to satisfy withholding tax requirements, if any, attributable to such exercise, grant or vesting, but in no event exceeding the maximum statutory tax rates of the Participant's applicable jurisdiction (or such other rate as would not trigger a negative accounting impact), as determined by Alphabet in its sole discretion. Such election shall satisfy the Participant's obligations under Section 13(a) hereof, if any.

(c) <u>Stock Withholding</u>

When shares of Capital Stock are to be issued to a Participant upon the exercise, grant or vesting of an Incentive Award, Alphabet shall have the authority to withhold a number of such shares having a Fair Market Value at the date of the applicable taxable event determined by the Committee to be sufficient to satisfy withholding tax requirements, if any, attributable to such exercise, grant or vesting, but in no event exceeding the maximum statutory tax rates of the Participant's applicable jurisdiction (or such other rate as would not trigger a negative accounting impact), as determined by Alphabet in its sole discretion.

14. <u>Amendment or Termination of the Plan</u>

The Board of Directors may at any time suspend or discontinue the Plan or revise or amend it in any respect whatsoever; <u>provided</u>, <u>however</u>, that to the extent that any applicable law, tax requirement, or rule of a stock exchange requires stockholder approval in order for any such revision or amendment to be effective, such revision or amendment shall not be effective without such approval. The preceding sentence shall not restrict the Committee's ability to exercise its discretionary authority hereunder pursuant to Section 4 hereof, which discretion may be exercised without amendment to the Plan. No provision of this Section 14 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. Except as expressly provided in the Plan, no action hereunder may, without the consent of a Participant, reduce the Participant's rights under any previously granted and outstanding Incentive Award. Nothing in the Plan shall limit the right of the Company to pay compensation of any kind outside the terms of the Plan.

15. <u>No Obligation to Exercise</u>

The grant to a Participant of an Incentive Award shall impose no obligation upon such Participant to exercise such Incentive Award.

16. <u>Recoupment/Clawback</u>

Notwithstanding anything herein to the contrary, Alphabet will be entitled, to the extent permitted or required by applicable law, Alphabet policy and/or the requirements of an exchange on which the Alphabet's shares of Capital Stock are listed for trading, in each case, as in effect from time to time, to recoup compensation of whatever kind paid by the Company at any time to a Participant under the Plan and the Participant, by accepting Awards pursuant to the Plan, agrees to comply with any Alphabet request or demand for such recoupment.

17. <u>Transfers Upon Death</u>

Upon the death of a Participant, outstanding Incentive Awards granted to such Participant may be exercised by the Participant's designated beneficiary, provided that such beneficiary has been designated prior to the Participant's death, to the extent permitted by the Committee (a "Permitted Designation"). Each such Permitted Designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such effective Permitted Designation, such Incentive Awards may be exercised only by the executors or administrators of the Participant's estate or by any person or persons who shall have acquired such right to exercise by will or by the laws of descent and distribution. No transfer by will or the laws of descent and distribution of any Incentive Award, or the right to exercise any Incentive Award, shall be effective to bind Alphabet unless the Committee shall have been furnished with (a) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and (b) an agreement by the transferee to comply with all the terms and conditions of the Incentive Award that are or would have been applicable to the Participant and to be bound by the acknowledgements made by the Participant in connection with the grant of the Incentive Award.

18. <u>Expenses and Receipts</u>

The expenses of the Plan shall be paid by the Company. Any proceeds received by Alphabet in connection with any Incentive Award will be used for general corporate purposes.

19. <u>Governing Law</u>

The Plan and the rights of all persons under the Plan shall be construed and administered in accordance with the laws of the State of New York without regard to its conflict of law principles.

20. <u>Effective Date and Term of Plan</u>

The Plan was approved by the Board of Directors on April 14, 2021 and approved by the stockholders of Alphabet on June 2, 2021; amended by the Board of Directors on April 20, 2022 and approved by the stockholders of Alphabet on June 1, 2022; and amended by the Board of Directors on April 19, 2023, subject to the approval of the amendment by the stockholders of Alphabet. No grants of Incentive Awards may be made under the Plan after June 2, 2033.

INFORMATION CONCERNING ALPHABET'S ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

We are pleased to invite you to participate in Alphabet's 2023 Annual Meeting of Stockholders to be held on Friday, June 2, 2023 at 9:00 a.m., Pacific Time, via our virtual meeting site at www.virtualshareholdermeeting.com/GOOGL23.

If You Plan to Participate in the Annual Meeting:

- Even if you plan to participate in the Annual Meeting, we recommend that you submit your proxy or voting instructions as described in the proxy statement so that your vote will be counted if you later decide not to participate in the Annual Meeting.

- The accompanying proxy materials include instructions on how to participate in the Annual Meeting and how you may vote your shares.

- You are entitled to participate in the Annual Meeting if you were a holder of Class A or Class B common stock as of the close of business on April 4, 2023 (Record Date), or hold a valid proxy for the Annual Meeting. Holders of Class A or Class B common stock as of the Record Date can participate in and vote at the Annual Meeting by logging in with the 16-digit control number (found in the box marked by the arrow for postal mail recipients of the Notice of Internet Availability of Proxy Materials, the voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients) at www.virtualshareholdermeeting.com/GOOGL23. All others may view the Annual Meeting through our Investor Relations YouTube channel at www.youtube.com/c/AlphabetIR.

- Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. Prior to the Annual Meeting, you may vote your proxy online, via telephone, or if you received a printed copy of your proxy materials, by mail – in each case the deadline for voting is 11:59 p.m., Eastern Time, on Thursday, June 1, 2023. To vote your shares online in advance of the Annual Meeting, go to the voting website, www.proxyvote.com and enter your 16-digit control number.

- You may submit a question in advance of the Annual Meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/GOOGL23.

- We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the meeting on Friday, June 2, 2023. If you have difficulty accessing the Annual Meeting or during the Annual Meeting, please call 1-844-986-0822 (toll free) or 1-303-562-9302 (international). We will have technicians available to assist you.

Alphabet